    As filed with the Securities and Exchange Commission on November 4, 2002
                                              Registration No. ________/811-5672

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         PRE-EFFECTIVE AMENDMENT NO. ___              ( )
                        POST-EFFECTIVE AMENDMENT NO. ___              ( )
                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940
                                 Amendment No. 1                      (X)
                        (Check appropriate box or boxes)

                             WRL SERIES LIFE ACCOUNT
                           (Exact Name of Registrant)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               (Name of Depositor)
                              570 Carillon Parkway
                            St. Petersburg, FL 33716
              (Address of Depositor's Principal Executive Offices)
                    (Zip Code) Depositor's Telephone Number,
                              including Area Code:
                                 (727) 299-1800

                             Thomas E. Pierpan, Esq.
         Senior Vice President, Assistant Secretary and General Counsel
                   Western Reserve Life Assurance Co. of Ohio
                              570 Carillon Parkway
                            St. Petersburg, FL 33716
                     (Name and Address of Agent for Service)

                                    Copy to:

                          Mary Jane Wilson-Bilik, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

                  Approximate Date of Proposed Public Offering:
   As soon as practicable after effectiveness of this registration statement.

                             ______________________

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             ______________________

                      Title of securities being registered:
    Units of interest in a separate account under individual flexible premium variable life policies.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

P R O S P E C T U S
___________, 2003

                           WRL FREEDOM ELITE ADVISOR(SM)
                                 issued through
                             WRL Series Life Account
                                       by
                   Western Reserve Life Assurance Co. of Ohio
                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
                                 1-800-851-9777
                                 (727) 299-1800

          AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes the WRL Freedom Elite Advisor SM, a flexible premium variable life insurance policy (the "Policy"). You can allocate your Policy's cash value to the fixed account (which credits a specified guaranteed interest rate) and/or to the WRL Series Life Account, which invests through its subaccounts in portfolios of the AEGON/Transamerica Series Fund, Inc. (the "fund").

The portfolios of the fund available to you under this Policy are:

[_]  Munder Net50                                   [_]  Dreyfus Mid Cap
[_]  Van Kampen Emerging Growth                     [_]  PBHG/NWQ Value Select
[_]  T. Rowe Price Small Cap                        [_]  PBHG Mid Cap Growth
[_]  Transamerica U.S. Government Securities        [_]  T. Rowe Price Dividend Growth
[_]  Alger Aggressive Growth                        [_]  Transamerica Value Balanced
[_]  Third Avenue Value                             [_]  Value Line Aggressive Growth
[_]  LKCM Strategic Total Return                    [_]  American Century International
[_]  Clarion Real Estate Securities                 [_]  Gabelli Global Growth
[_]  Federated Growth & Income                      [_]  Great Companies--Global2
[_]  Janus Balanced                                 [_]  Great Companies--TechnologySM
[_]  AEGON Bond                                     [_]  Janus Growth
[_]  Transamerica Money Market                      [_]  LKCM Capital Growth
[_]  Marsico Growth                                 [_]  Conservative Asset Allocation
[_]  GE U.S. Equity                                 [_]  Moderate Asset Allocation
[_]  Great Companies--AmericaSM                     [_]  Moderately Aggressive Asset Allocation
[_]  Salomon All Cap                                [_]  Aggressive Asset Allocation
[_]  Capital Guardian Value                         [_]  Transamerica Convertible Securities
[_]  Capital Guardian U.S. Equity                   [_]  PIMCO Total Return
[_]  Transamerica Growth Opportunities              [_]  Transamerica Equity
[_]  Janus Global                                   [_]  J.P. Morgan Enhanced Index

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your Policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another Policy you own to make premium payments under this Policy.

A prospectus for the portfolios of the fund must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.
            Any representation to the contrary is a criminal offense.

Table of Contents

Policy Benefits/Risks Summary ...................................................     1
    Policy Benefits
       The Policy in General ....................................................     1
       Flexible Premiums ........................................................     1
       Variable Death Benefit ...................................................     1
       No Lapse Guarantee .......................................................     2
       Cash Value ...............................................................     2
       Transfers ................................................................     2
       Loans ....................................................................     2
       Cash Withdrawals and Surrenders ..........................................     3
    Policy Risks ................................................................     3
       Investment Risks .........................................................     3
       Risk of Lapse ............................................................     3
       Tax Risks (Income Tax and MEC) ...........................................     4
       Loan Risks ...............................................................     4
Portfolio Risks .................................................................     4
Fee Tables ......................................................................     5
Western Reserve, The Separate Account, the Fixed Account and the Portfolios......    11
Western Reserve .................................................................    11
         The Separate Account ...................................................    11
         The Fixed Account ......................................................    12
         The Portfolios .........................................................    13
         Addition, Deletion, or Substitution of Investments .....................    17
         Your Right to Vote Portfolio Shares ....................................    17
Charges and Deductions ..........................................................    17
         Premium Charge .........................................................    18
         Monthly Deduction ......................................................    18
         Mortality and Expense Risk Charge ......................................    20
         Transfer Charge ........................................................    20
         Change in Net Premium Allocation Charge ................................    20
         Cash Withdrawal Charge .................................................    20
         Taxes ..................................................................    20
         Portfolio Expenses .....................................................    21
The Policy ......................................................................    21
         Ownership Rights .......................................................    21
         Modifying the Policy ...................................................    21
         Purchasing a Policy ....................................................    21
         Tax-Free "Section 1035" Exchanges ......................................    22
         When Insurance Coverage Takes Effect ...................................    22
         Backdating a Policy ....................................................    23
Policy Features .................................................................    23
    Premiums ....................................................................    23
         Allocating Premiums ....................................................    23
         Premium Flexibility ....................................................    24
         Planned Periodic Payments ..............................................    25
         Minimum Monthly Guarantee Premium ......................................    25
         No Lapse Period ........................................................    25
         Premium Limitations ....................................................    25
         Making Premium Payments ................................................    26

             This Policy is not available in the State of New York.

Transfers .........................................................................  26
         General ..................................................................  26
         Fixed Account Transfers ..................................................  28
         Conversion Rights ........................................................  28
         Dollar Cost Averaging ....................................................  28
         Asset Rebalancing Program ................................................  29
         Third Party Asset Allocation Services ....................................  29
Policy Values .....................................................................  30
         Cash Value ...............................................................  30
         Net Surrender Value ......................................................  30
         Subaccount Value .........................................................  30
         Subaccount Unit Value ....................................................  30
         Fixed Account Value ......................................................  31
Death Benefit .....................................................................  31
         Death Benefit Proceeds ...................................................  31
         Death Benefit ............................................................  32
         Effect of Cash Withdrawals on the Death Benefit ..........................  34
         Choosing Death Benefit Options ...........................................  34
         Changing the Death Benefit Option ........................................  34
         Decreasing the Specified Amount ..........................................  34
         Payment Options ..........................................................  35
Surrenders and Cash Withdrawals ...................................................  35
         Surrenders ...............................................................  35
         Cash Withdrawals .........................................................  35
         Canceling a Policy .......................................................  36
Loans .............................................................................  36
         General ..................................................................  36
         Interest Rate Charged ....................................................  37
         Loan Reserve Interest Rate Credited ......................................  37
         Effect of Policy Loans ...................................................  37
Policy Lapse and Reinstatement ....................................................  38
         Lapse ....................................................................  38
         No Lapse Period ..........................................................  38
         Reinstatement ............................................................  38
Federal Income Tax Considerations .................................................  39
         Tax Status of the Policy .................................................  39
         Tax Treatment of Policy Benefits .........................................  39
         Special Rules for 403(b) Arrangements ....................................  42
Other Policy Information ..........................................................  42
         Benefits at Maturity .....................................................  42
         Payments We Make .........................................................  43
         Split Dollar Arrangements ................................................  43
         Policy Termination .......................................................  44
Supplemental Benefits (Riders) ....................................................  44
         Children's Insurance Rider ...............................................  44
         Accidental Death Benefit Rider ...........................................  44
         Other Insured Rider ......................................................  44
         Disability Waiver Rider ..................................................  45
         Disability Waiver and Income Rider .......................................  45
         Primary Insured Rider ("PIR") and Primary Insured Rider Plus ("PIR Plus").  45
         Living Benefit Rider (an Accelerated Death Benefit) ......................  46
Additional Information ............................................................  47
         Sale of the Policies .....................................................  47


         Legal Proceedings .........................................................................  47
         Financial Statements ......................................................................  47
Performance Data ...................................................................................  47
         Rates of Return ...........................................................................  47
Table of Contents of the Statement of Additional Information .......................................  51
Glossary ...........................................................................................  51
Appendix A - W ealth Indices of Investments in the U.S. Capital Market .............................  55
Appendix B - Premium Expense Level Per Thousand (Based on the gender and rate class of the insured).  57
Prospectus Back Cover ..............................................................................  59
         Personalized Illustrations of Policy Benefits .............................................  59
         Inquiries .................................................................................  59

Policy Benefits/Risks Summary                      WRL Freedom Elite Advisor(SM)

     This summary describes the Policy's important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information ("SAI"). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

..    The WRL Freedom Elite AdvisorSM is an individual flexible premium variable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy's cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).
..    The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.
..    Fixed Account. You may place money in the fixed account where it earns at least 3% annual interest. We may declare higher rates of interest, but are not obligated to do so. The fixed account is part of our general account.
..    Separate Account. You may direct the money in your Policy to any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

Flexible Premiums

..    You select a premium payment plan but the plan is flexible - you are not required to pay premiums according to the plan. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits. Premium payments must be at least $50.
..    You increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum monthly guarantee premium. Under certain circumstances, extra premiums may be required to prevent lapse.
..    Once we deliver your Policy, the free-look period begins. You may return the Policy during this period and receive a refund. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application, or we will place your net premium in the reallocation account until the reallocation date as shown on your Policy schedule page.

Variable Death Benefit

..    If the insured dies while the Policy is in force, we will pay a death benefit to the beneficiary(ies). The amount of the death benefit depends on the specified amount of insurance you select, the death benefit option you chose, and any additional insurance provided by riders you purchase.
..    Choice Among Death Benefit Options. You must choose one of three death benefit options. We offer the following:
          .    Option A is the greater of:
               ->   the current specified amount, or
               ->   a specified percentage, multiplied by the Policy's cash
                    value on the date of the insured's death.

          .    Option B is the greater of:
               -> the current specified amount, plus the Policy's cash value on the date of the insured's death, or
               -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.

          .    Option C is the greater of:
               ->   the amount payable under Option A, or
               ->   the current specified amount, multiplied by an age-based
                    "factor," plus the Policy's cash value on the date of the insured's death.

We will reduce the death benefit proceeds by any outstanding loan amount and any due and unpaid charges. We will increase the death benefit proceeds by any additional insurance benefits you add by rider.

..    Under current tax law, the death benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.
..    Change in Death Benefit Option and Specified Amount. After the third Policy year and once each Policy year thereafter, you may make one of the following changes: change the death benefit option or decrease the specified amount. A decrease in specified amount is limited to 20% of the specified amount prior to the decrease. The new specified amount cannot be less than the minimum specified amount as shown in your Policy.

No Lapse Guarantee

..    We guarantee that your Policy will not lapse until the no lapse date shown on your Policy schedule page, so long as on any Monthiversary you have paid total premiums (minus any cash withdrawals and minus any outstanding loan amount) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month since the Policy date up to and including the current month. If you take a cash withdrawal or a loan, or if you decrease your specified amount or if you add, increase or decrease a rider, you may need to pay additional premiums in order to keep the no lapse guarantee in place.

Cash Value

..    Cash value is the starting point for calculating important values under the
     Policy, such as net surrender value and the death benefit.There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions and/or any outstanding loan amount(s).
..    The Policy will not lapse during the no lapse period so long as you have paid sufficient premiums.

Transfers

..    You can transfer cash value among the subaccounts and the fixed account.
     You may make transfers in writing, by telephone, by fax or electronically through our website.
..    We charge a $25 transfer processing fee for each transfer after the first
     12 transfers in a Policy year.
..    Dollar cost averaging and asset rebalancing programs are available.
..    You may make one transfer per Policy year from the fixed account, and we must receive at our office your request to transfer from the fixed account within 30 days after a Policy anniversary unless you select dollar cost averaging from the fixed account.

Loans

..    After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy up to 90% of the cash value minus any outstanding loan amount. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. The minimum loan amount is generally $500.
..    Prior to the 10th Policy year, we currently charge 3.75% interest annually, payable in arrears, on any outstanding loan amount. This charge is guaranteed not to exceed 4.0%. Interest is added to the amount of the loan to be repaid.
..    To secure the loan, we transfer a portion of your cash value to a loan reserve account. The loan reserve account is part of the fixed account. We will credit 3.0% interest annually on amounts in the loan reserve account.

..    After the 10th Policy year, you may borrow at preferred loan rates an amount equal to the cash value minus total premiums paid (reduced by any cash withdrawals) and minus any outstanding loan amount. We currently charge 3.0% interest on preferred loans. This rate is not guaranteed.
..    Federal income taxes and a penalty tax may apply to loans you take against the Policy. The federal tax consequence of loans with preferred rates is uncertain.

Cash Withdrawals and Surrenders

..    You may take one withdrawal of cash value per Policy year after the first
     Policy year. The amount of the withdrawal may be limited to:
          -> at least $500 and the remaining net surrender value following a withdrawal may not be less than $500.
..    We will deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the withdrawal, and we will pay you the balance.
..    A cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.
..    You may fully surrender the Policy at any time before the insured's death or the maturity date. Life insurance coverage will end. You will receive the net surrender value (cash value minus any outstanding loan amount). There are no surrender charges on this Policy.
..    A cash withdrawal will reduce the cash value, so it will increase the risk that the Policy will lapse. A cash withdrawal may also increase the risk that the no lapse period will not remain in effect.
..    Federal income taxes and a penalty tax may apply to cash withdrawals and surrenders.

Policy Risks

Investment Risks

     If you invest your Policy's cash value in one or more subaccounts, then you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, then we credit your fixed account value with a declared rate of interest. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

     If your Policy fails to meet certain conditions, we will notify you that the Policy has entered a 61-day grace period and will lapse unless you make a sufficient payment during the grace period.

     Your Policy contains a no lapse period. Your Policy will not lapse before the no lapse date stated in your Policy, as long as you pay sufficient minimum guarantee premiums. If you do not pay sufficient premiums, you will automatically lose the no lapse guarantee and you will increase the risk that your Policy will lapse.

     If you take a cash withdrawal or Policy loan, if you decrease the specified amount, or if you add, increase or decrease a rider, you will increase the risk of losing the no lapse guarantee. We deduct the total amount of your withdrawals and any outstanding loan amount from your premiums paid when we determine whether your premium payments are high enough to keep the no lapse period in effect.

     You will lessen the risk of Policy lapse if you keep the no lapse period in effect. Before you take a cash withdrawal, loan, decrease the specified amount or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse guarantee.

     After the no lapse period, your Policy may lapse if loans, cash withdrawals, the monthly deductions, and insufficient investment returns reduce the net surrender value to zero. The Policy will enter a grace period if on any Monthiversary the net surrender value (that is, the cash value minus any outstanding loan amount) is not enough to pay the monthly deduction due.

     A Policy lapse may have adverse tax consequences.

     You may reinstate this Policy within five years after it has lapsed (and prior to the maturity date), if the insured meets the insurability requirements and you pay the amount we require.

Tax Risks (Income Tax and MEC)

     We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the death benefit paid to the beneficiary will generally not be subject to federal income tax. However, due to lack of guidance, there is less certainty in this regard with respect to Policies issued on a substandard basis.

     Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, partial withdrawals, surrenders, pledges and loans will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on cash withdrawals, surrenders, pledges and loans taken before you reach age 59 1/2. If a Policy is not treated as a MEC, partial surrenders and withdrawals will not be subject to tax to the extent of your investment in the Policy. Amounts in excess of your investment in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

Loan Risks

     A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and the fixed account and place that amount in the loan reserve as collateral. We then credit a fixed interest rate of 3.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the subaccounts and may not continue to receive the current interest rates credited to the unloaned portion of the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rates credited to the fixed account, the effect could be favorable or unfavorable.

     We also currently charge interest on Policy loans at a rate of 3.75%, payable in arrears. This charge will not exceed 4.0%. Interest is added to the amount of the loan to be repaid.

     A Policy loan could make it more likely that a Policy would lapse. A Policy loan will increase the risk that the no lapse period will not remain in effect. There is also a risk that if the loan, insurance charges and unfavorable investment experience reduce your net surrender value and the no lapse period is no longer in effect, then the Policy will lapse. Adverse tax consequences may result.

     If a loan from a Policy is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, then the amount of the outstanding indebtedness will be taxed as if it were a withdrawal from the Policy. Moreover, the tax treatment of loans with preferred rates is uncertain.

Portfolio Risks

     A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the prospectuses for the portfolios for more information.

     There is no assurance that any of the portfolios will achieve its stated investment objective.

Fee Tables

     The following tables describe the fees and expenses that a Policy owner will pay when buying and owning the Policy. If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a typical policyowner with the characteristics set forth below. These charges may not be typical of the charges you will pay.

     The first table describes the fees and expenses that a policyowner will pay when buying the Policy, paying premiums, making cash withdrawals from the Policy or transferring Policy cash value among the subaccounts and the fixed account.

----------------------------------------------------------------------------------------------------------------------
                                                    Transaction Fees
----------------------------------------------------------------------------------------------------------------------
                                                                                Amount Deducted
                                    When Charge is                 Guaranteed                        Current
            Charge                     Deducted                      Charge                          Charge
----------------------------------------------------------------------------------------------------------------------
Premium Charge:                  Upon payment of each        10.0% of cumulative        10.0% of cumulative premiums
                                        premium           premiums paid in a Policy     paid in a Policy year up to
     Premium Expense Charge                                 year up to the premium      the premium expense level;/1/
                                                         expense level;/1/ and                      and

                                                          3.0% of premiums in excess   3.0% of premiums in excess of
                                                            of the premium expense       the premium expense level/1/
                                                           level /1/ during the first   during the first ten Policy
                                                          ten Policy years; 3.0% on     years; 3.0% on all premiums
                                                          all premiums in years 11+             in years 11+
----------------------------------------------------------------------------------------------------------------------
Cash Withdrawal Charge              Upon withdrawal           2.0% of the amount       2.0% of the amount withdrawn,
                                                           withdrawn, not to exceed          not to exceed $25
                                                                     $25
----------------------------------------------------------------------------------------------------------------------
Transfer Charge                      Upon transfer                   $25                  First 12 transfers in a
                                                                                       Policy year are free, $25 for
                                                                                          each subsequent transfer
----------------------------------------------------------------------------------------------------------------------
Change in Net Premium               Upon change of                   $25                            None
Allocation Charge                     allocation
                                   instructions for
                                   premium payments
----------------------------------------------------------------------------------------------------------------------

_______________
/1/ The premium expense level is set on the Policy date and is based on an insured's issue age, gender and underwriting class.

     The table below describes the fees and expenses that a Policy owner will pay periodically during the time that he or she owns the Policy, not including portfolio fees and expenses.

---------------------------------------------------------------------------------------------------------------------
                              Periodic Charges Other Than Portfolio Operating Expenses
---------------------------------------------------------------------------------------------------------------------
                                                                             Amount Deducted
           Charge                 When Charge is              Guaranteed                          Current
                                     Deducted                   Charge                             Charge
---------------------------------------------------------------------------------------------------------------------
Monthly Policy Charge         Monthly on the Policy   $10.00 per month                 $7.00 per month
                                date and on each
                                  Monthiversary
---------------------------------------------------------------------------------------------------------------------
Cost of Insurance /2/        Monthly on the Policy
                             date and on each
   .  Minimum                Monthiversary until      $.06 per $1,000 of net           $.05 per $1,000 of net amount
      Charge/3/              the insured reaches      amount at risk/5/ (female, age   at risk (female, age 10,
                             age 100                  10, juvenile)                    juvenile)
   .  Maximum
      Charge/4/                                       $83.33 per $1,000 of net         $47.45 per $1,000 of net
                                                      amount at risk (male, age        amount at risk (male, age 99,
   .  Charge for a male                               99, standard tobacco use)        standard tobacco use)
      insured, issue age
      30, in the ultimate                             $0.12 per $1,000 of net          $0.11 per $1,000 of net
      select non-tobacco                              amount at risk per month         amount at risk per month
      use class, in
      Policy year 1
---------------------------------------------------------------------------------------------------------------------
Mortality and Expense               Daily              Annual rate of 0.90% of      Annual rate of 0.90% for
Risk Charge                                            daily net assets of each     Policy years 1- 15 and 0.75%
                                                       subaccount in which you      for Policy years 16+ of daily
                                                             are invested           net assets of each subaccount
                                                                                    in which you are invested
---------------------------------------------------------------------------------------------------------------------
Optional Rider Charges:/6/
---------------------------------------------------------------------------------------------------------------------

____________________

/2/ Cost of insurance rates vary based on the insured's issue age, gender, and underwriting class, and the Policy year. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy's schedule page will indicate the guaranteed cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your agent.

/3/ This minimum charge is based on an insured's issue age, gender and underwriting class.

/4/ Maximum charge does not reflect any additional rating. This maximum charge is based on an insured's issue age, gender and underwriting class.

/5/ The net amount at risk equals the death benefit on a Monthiversary, divided by 1.0024663, minus the cash value on such monthiversary.

/6/ Cost of insurance rates for the riders may vary based on the insured's issue age, gender, or underwriting class, the Policy year, the rider's specified amount, the Base Policy specified amount, and/or the net amount at risk. Charges based on actual age may increase as the insured ages. The rider charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these rider charges by contacting your agent.

------------------------------------------------------------------------------------------------------------------------
                                 Periodic Charges Other Than Portfolio Operating Expenses

------------------------------------------------------------------------------------------------------------------------
                                                                              Amount Deducted

          Charge                  When Charge is                 Guaranteed                       Current
                                     Deducted                      Charge                         Charge
------------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit      Monthly on the Policy    Charge assessed per             Charge assessed per $1,000
Rider                            date and on each      $1,000 of rider face            of rider face amount each
                                   Monthiversary       amount each month:              month:

     .  Minimum                                        $0.10 per $1,000 (attained      $0.10 per $1,000 (attained
        Charge/7/                                      ages 15 - 45, male and female)  ages 15 - 45, male and female)

     .  Maximum                                        $0.18 per $1,000 (attained      $0.18 per $1,000 (attained
        Charge/8/                                      ages 66 - 69, male and female)  ages 66 - 69, male and female)

     .  Charge for a male                              $0.10 per $1,000                $0.10 per $1,000
        insured, issue age
        30, in Policy year
        1
------------------------------------------------------------------------------------------------------------------------
     Disability Waiver        Monthly on the Policy    Charge assessed per             Charge assessed per $1,000
     Rider/9/                    date and on each      $1,000 of base Policy           of base Policy specified
                                   Monthiversary       specified amount each           amount each month:
                                                       month:

     .  Minimum                                        $0.03 per $1,000 (issue ages    $0.03 per $1,000 (issue ages 15
        Charge/7/                                      15 - 25, male)                  - 25, male)

     .  Maximum                                        $0.39 per $1,000 (issue age     $0.39 per $1,000 (issue age 55,
        Charge/8/                                      55, female)                     female)

     .  Charge for a male                              $0.04 per $1,000                $0.10 per $1,000
        insured, issue age
        30, in Policy year
        1
------------------------------------------------------------------------------------------------------------------------

______________________

/7/ This minimum charge is based on the insured's attained age and gender.

/8/ This maximum charge is based on the insured's attained age and gender.

/9/ Disability Waiver charges shown are for base Policy only (no riders and benefits). The addition of other riders and benefits would increase these charges.

----------------------------------------------------------------------------------------------------------------------
                               Periodic Charges Other Than Portfolio Operating Expenses

----------------------------------------------------------------------------------------------------------------------

                                                                              Amount Deducted

           Charge                   When Charge is           Guaranteed                    Current
                                       Deducted                Charge                       Charge

----------------------------------------------------------------------------------------------------------------------
     Disability Waiver and       Monthly on the Policy   Charge assessed per $1,000    Charge assessed per $1,000 of
     Income Rider                  date and on each      of base Policy specified      base Policy specified amount
                                    Monthiversary        amount each month:            each month:

     .   Minimum Charge/7/                               $0.20 per $1,000 (issue       $0.20 per $1,000 (issue ages
                                                         ages 19 - 27, male)           19 - 27, male)

     .   Maximum Charge/8/                               $0.86 per $1,000 (issue       $0.86 per $1,000 (issue age
                                                         age 55, male)                 55, male)

     .   Charge for a male                               $0.23 per $1,000              $0.23 per $1,000
         insured, issue age
         30, in Policy year 1
----------------------------------------------------------------------------------------------------------------------
     Children's Insurance        Monthly on Policy       Charge assessed per $1,000    Charge assessed per $1,000
     Rider                        date and on each       of rider face                 of rider face amount each
                                   Monthiversary         amount each month:            month:

                                                         $0.60 per $1,000 (attained    $0.60 per $1,000 (attained ages
                                                         ages 0 - 25, male and         0 - 25, male and female)
                                                         female)
----------------------------------------------------------------------------------------------------------------------
    Other Insured Rider           Monthly on Policy      Charge assessed per           Charge assessed per $1,000
                                   date and on each      $1,000 of rider face          of rider face amount each
                                    Monthiversary        amount each month:            month:

     .   Minimum Charge/3/                               $0.06 per $1,000 (female,     $0.06 per $1,000 (female, age
                                                         age 10, juvenile)             10, juvenile)

     .   Maximum Charge/4/                               $83.33 per $1,000 (male,      $70.83 per $1,000 (male,
                                                         female, attained age 99,      attained age 99, standard
                                                         all underwriting classes)     tobacco use class)

     .   Charge for a male                               $0.12 per $1,000              $0.12 per $1,000
         insured, issue age
         30, in the ultimate
         select non-tobacco
         use class, in Policy
         year 1

----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                               Periodic Charges Other Than Portfolio Operating Expenses

-----------------------------------------------------------------------------------------------------------------------------
                                                                         Amount Deducted

            Charge               When Charge is           Guaranteed                        Current
                                    Deducted                Charge                           Charge

-----------------------------------------------------------------------------------------------------------------------------
     Primary Insured Rider      Monthly on Policy     Charge assessed per          Charge assessed per $1,000
                                 date and on each     $1,000 of rider face         of rider face amount each
                                  Monthiversary       amount each month:           month:

     .  Minimum                                       $0.06 per $1,000 (female,    $0.05 per $1,000 (female, age
        Charge/3/                                     age 10, juvenile)            10, juvenile)

     .  Maximum                                       $24.86 per $1,000 (male,     $20.06 per $1,000 (male,
        Charge/4/                                     attained age 94, standard    attained age 94, standard
                                                      tobacco user)                tobacco user)
     .  Charge for a male
        insured, issue age                            $0.12 per $1,000             $0.10 per $1,000
        30, in the ultimate
        select non-tobacco
        use class, in Policy
        year 1
-----------------------------------------------------------------------------------------------------------------------------
     Primary Insured Plus       Monthly on Policy     Charge assessed per          Charge assessed per $1,000
     Rider                       date and on each     $1,000 of rider face         of rider face amount each
                                  Monthiversary       amount each month:           month:


     .  Minimum                                       $0.08 per $1,000 (female,    $0.03 per $1,000 (band 2/10/,
        Charge/3/                                     age 18, ultimate select      female, issue age 29, ultimate select
                                                      non-tobacco use)             non-tobacco use, Policy year 1)

     .  Maximum                                       $18.46 per $1,000 (male,     $14.91 per $1,000 (band 1/11/
        Charge/4/                                     attained age 89, standard    male, standard tobacco use,
                                                      tobacco use)                 issue age 74, Policy year 16)

     .  Charge for a male
        insurer, issue age                            $0.12 per $1,000             $0.06 per $1,000 (band 1)
        30, in the ultimate
        select non-tobacco
        use class, in Policy
        year 1
-----------------------------------------------------------------------------------------------------------------------------
     Living Benefit Rider           No charge                None                          None
-----------------------------------------------------------------------------------------------------------------------------

_____________________

/10/ Band 2 applies to rider face amounts of $1,000,000 and above.

/11/ Band 1 applies to rider face amounts of $25,000 - $999,999.

     The next 2 tables describe the portfolio fees and expenses that you will pay periodically during the time that you own the Policy. The fees and expenses are for the fiscal year ended December 31, 2001. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

     The first table shows the minimum and maximum fees and expenses (before waiver or reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2001.

Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets)

--------------------------------------------------------------------------------
                                                       Minimum          Maximum
                                                       -------          -------
--------------------------------------------------------------------------------
Management Fees                                           0.10%    -       1.00%
--------------------------------------------------------------------------------
Distribution and/or Service (12b-1) Fees                     0%    -       0.15%
--------------------------------------------------------------------------------
Other Expenses                                            0.04%    -       1.26%
--------------------------------------------------------------------------------
     Total Annual Portfolio Operating Expenses            0.39%    -       5.89%
--------------------------------------------------------------------------------
     Net Annual Total Portfolio Operating Expenses        0.39%    -       1.50%
--------------------------------------------------------------------------------

Annual Portfolio Operating Expenses(1) (as a percentage of average portfolio assets)

     This table shows the fees and expenses charged by each portfolio. More detail concerning each portfolio's fees and expenses is contained in the fund prospectuses.

                                                       Other                           Gross            Fees
                                                     Expenses                     Total Portfolio   and Expenses    Net Total
                                     Management  (after waiver or   Rule 12b-1        Annual          Waived or     Portfolio
Portfolio                               Fees      reimbursement)      Fees(2)        Expenses       Reimbursed(3)   Expenses
---------                               ----      --------------      ----           --------       -------------   --------
Munder Net50                            0.90%          0.10%            N/A            1.72%            0.72%         1.00%
Van Kampen Emerging Growth              0.80%          0.12%            N/A            0.92%             N/A          0.92%
T. Rowe Price Small Cap                 0.75%          0.25%            N/A            1.05%            0.05%         1.00%
PBHG Mid Cap Growth                     0.87%          0.13%            N/A            1.08%            0.08%         1.00%
Alger Aggressive Growth                 0.80%          0.17%            N/A            0.97%             N/A          0.97%
Third Avenue Value                      0.80%          0.12%            N/A            0.92%             N/A          0.92%
Value Line Aggressive Growth            0.80%          0.20%            N/A            1.56%            0.56%         1.00%
American Century International          1.00%          0.50%            N/A            1.63%            0.13%         1.50%
Janus Global                            0.80%          0.15%            N/A            0.95%             N/A          0.95%
Gabelli Global Growth                   1.00%          0.20%            N/A            1.28%            0.08%         1.20%
Great Companies--Global/2/              0.80%          0.20%            N/A            1.59%            0.59%         1.00%
Great Companies--Technology(SM)         0.80%          0.19%            N/A            0.99%             N/A          0.99%
Janus Growth                            0.80%          0.09%            N/A            0.89%             N/A          0.89%
LKCM Capital Growth                     0.80%          0.20%            N/A            3.18%            2.18%         1.00%
Marsico Growth                          0.90%          0.10%            N/A            1.21%            0.21%         1.00%
GE U.S. Equity                          0.80%          0.14%            N/A            0.94%             N/A          0.94%
Great Companies--America(SM)            0.80%          0.09%            N/A            0.89%             N/A          0.89%
Salomon All Cap                         0.85%          0.15%            N/A            1.00%             N/A          1.00%
Dreyfus Mid Cap                         0.85%          0.15%            N/A            1.34%            0.34%         1.00%
PBHG/NWQ Value Select                   0.80%          0.14%            N/A            0.94%             N/A          0.94%
T. Rowe Price Dividend Growth           0.90%          0.10%            N/A            1.18%            0.18%         1.00%
Transamerica Value Balanced             0.75%          0.11%            N/A            0.86%             N/A          0.86%
LKCM Strategic Total Return             0.80%          0.09%            N/A            0.89%             N/A          0.89%
Clarion Real Estate Securities          0.80%          0.20%            N/A            1.13%            0.13%         1.00%
Federated Growth & Income               0.75%          0.11%            N/A            0.86%             N/A          0.86%
Janus Balanced/(4)/                     0.90%          0.50%            N/A            1.40%             N/A          1.40%
AEGON Bond                              0.45%          0.10%            N/A            0.55%             N/A          0.55%
Transamerica Money Market/(5)/          0.35%          0.04%            N/A            0.39%             N/A          0.39%

Conservative Asset Allocation/(4)(6)/           0.10%      1.26%       N/A       1.36%        N/A        1.36%
Moderate Asset Allocation/(4)(6)/               0.10%      1.25%       N/A       1.35%        N/A        1.35%
Moderately Aggressive Asset Allocation/(4)(6)/  0.10%      1.23%       N/A       1.33%        N/A        1.33%
Aggressive Asset Allocation/(4)(6)/             0.10%      1.22%       N/A       1.32%        N/A        1.32%
Transamerica Convertible Securities/(4)/        0.80%      0.50%       N/A       1.30%        N/A        1.30%
PIMCO Total Return/(4)/                         0.70%      0.50%       N/A       1.20%        N/A        1.20%
Transamerica Equity                             0.75%      0.10%       N/A       0.91%       0.06%       0.85%
Transamerica Growth Opportunities               0.85%      0.35%       N/A       5.89%       4.69%       1.20%
Transamerica U.S. Government Securities         0.65%      0.10%       N/A       0.75%        N/A        0.75%
J.P. Morgan Enhanced Index                      0.75%      0.12%       N/A       0.87%        N/A        0.87%
Capital Guardian Value                          0.85%      0.09%       N/A       0.94%        N/A        0.94%
Capital Guardian U.S. Equity                    0.85%      0.23%       N/A       1.08%        N/A        1.08%

(1) The fee table information relating to the portfolios was provided to Western Reserve by the fund. Western Reserve has not independently verified such information.
(2) Effective January 1, 1997, the Board of the fund authorized the fund to charge each portfolio of the fund an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the fund will not deduct the fee from any portfolio before April 30, 2003. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the fund prospectus for more details.
(3) [Add footnote regarding fee waiver/reimbursement arrangements between Adviser and Sub-Advisers - Kim Day]
(4) Because this portfolio did not commence operations until May 1, 2002, the percentages set forth as "Other Expenses" and "Total Annual Expenses" are annualized.
(5)  Effective May 1, 2002, the management fee was reduced to 0.35%.
(6) This portfolio is a "fund of funds" that invests in other fund portfolios. The fund prospectus provides specific information on the fees and expenses of this portfolio. This portfolio has its own set of operating expenses, as does each of the underlying fund portfolios in which it invests. The range of the average weighted expense ratio, including such indirect expenses of the underlying fund portfolios, is expected to be 0.64% to 1.75% for the Moderate Asset Allocation, Moderately Aggressive Asset Allocation and Aggressive Asset Allocation portfolios. The range for the Conservative Asset Allocation portfolio is expected to be 0.64% to 1.65%. A range is provided since the allocation of assets to various underlying fund portfolios will fluctuate. Over time, the cost of investment in an asset allocation "fund of funds" portfolio will increase the cost of your investment and may cost you more than investing in a Series Fund portfolio without asset allocation.

     The purpose of the preceding table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios of the fund for the fiscal year ended December 31, 2001 (except as noted in the footnotes). Expenses of the fund may be higher or lower in the future. For more information on the portfolio expenses described in this table, see the fund prospectuses, which accompany this prospectus.

Western Reserve, The Separate Account, the Fixed Account and the Portfolios

Western Reserve

     Western Reserve Life Assurance Co. of Ohio located at 570 Carillon Parkway, St. Petersburg, Florida 33716 is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy.

The Separate Account

     The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

     The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of the fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

     Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

     Changes to the Separate Account. Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

     . Remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
     . Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a subaccount at our discretion;
     . Close subaccounts to allocations of new premiums by existing or new Policyowners at any time in our discretion;
     . Transfer assets supporting the Policies from one subaccount to another or from the separate account to another separate account;
     . Combine the separate account with other separate accounts, and/or create new separate accounts;
     . Deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law; and
     . Modify the provisions of the Policy to reflect changes to the subaccounts and the separate account and to comply with applicable law.

     The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account. See "Addition, Deletion, or Substitution of Investments."

The Fixed Account

     The fixed account is part of Western Reserve's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Western Reserve has sole discretion over the investment of the fixed account's assets. Western Reserve bears the full investment risk for all amounts contributed to the fixed account. Western Reserve guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 3.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

     Money you place in the fixed account will earn interest compounded daily at a current interest rate in effect at the time of your allocation. Unless otherwise required by state law, we may restrict your allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $100,000. We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a higher current interest rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the "guarantee period") unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 3.0% during any guarantee period at our sole discretion. You bear the risk that interest we credit will not exceed 3.0%.

     We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts, or monthly deduction charges on a last in, first out basis ("LIFO") for the purpose of crediting interest.

     The fixed account has not been registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Portfolios

     The separate account invests in shares of the portfolios of the fund. Each portfolio is an investment division of the fund, which is an open-end management investment company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

     Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios.

     Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

     Each portfolio's investment objective(s) and policies are summarized below. There is no assurance that any of the portfolios will achieve its stated objective(s). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. You can find more detailed information about the portfolios, including a description of risks, in the fund prospectuses. You may obtain a free copy of the fund prospectuses by contacting us at 1-800-851-9777 or visiting our website at westernreserve.com. You should read the fund prospectuses carefully.

Portfolio                          Sub-Adviser or Adviser and
---------                          Investment Objective
                                   --------------------------

Munder Net50                       Munder Capital Management
                                   Seeks long-term capital. appreciation.

Van Kampen Emerging Growth         Van Kampen Asset Management Inc.
                                   Seeks capital appreciation by investing
                                   primarily in common stocks of small and
                                   medium-sized companies.

T. Rowe Price Small Cap            T. Rowe Price Associates, Inc.
                                   Seeks long-term growth of capital by
                                   investing primarily in common stocks of
                                   small growth companies.

PBHG Mid Cap Growth                Pilgrim Baxter & Associates, Ltd.
                                   Seeks capital appreciation.

Alger Aggressive Growth            Fred Alger Management, Inc.
                                   Seeks long-term capital appreciation.

Third Avenue Value                 EQSF Advisers, Inc.
                                   Seeks long-term capital appreciation.

Value Line Aggressive Growth       Value Line, Inc.
                                   Seeks to realize capital growth.

American Century International     American Century Investment Management, Inc.
                                   Seeks capital growth.

                                   Sub-Adviser or Adviser and
Portfolio                          Investment Objective
---------                          --------------------------

Janus Global                       Janus Capital Management LLC
                                   Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Gabelli Global Growth              Gabelli Asset Management Company
                                   Seeks to provide investors with appreciation of capital. Current income is secondary objective.

Great Companies--Global/2/         Great Companies, L.L.C.
                                   Seeks long-term growth of capital in a manner consistent with preservation of capital.

Great Companies--Technology(SM)    Great Companies, L.L.C.
                                   Seeks long-term growth of capital.

Janus Growth                       Janus Capital Management LLC
                                   Seeks growth of capital.

LKCM Capital Growth                Luther King Capital Management Corporation
                                   Seeks long-term growth of capital through a disciplined investment approach focusing on companies with superior growth prospects.

Marsico Growth                     Banc of America Capital Management, LLC
                                   Seeks long-term growth of capital.

GE U.S. Equity                     GE Asset Management Incorporated
                                   Seeks long-term growth of capital.

Great Companies--America(SM)       Great Companies, L.L.C.
                                   Seeks long-term growth of capital.

Salomon All Cap                    Salomon Brothers Asset Management Inc
                                   Seeks capital appreciation.

Dreyfus Mid Cap                    The Dreyfus Corporation
                                   Seeks total investment returns (including capital appreciation and income), which consistently outperform the S&P 400 Mid Cap
                                   Index.

PBHG/NWQ Value                     NWQ Investment Management Company, Inc.
Select                             and Pilgrim Baxter & Associates, Ltd. Seeks
                                   to achieve maximum, consistent total return with minimum risk to principal.

Portfolio                                      Sub-Adviser or Adviser and
---------                                      Investment Objective
                                               --------------------------
T. Rowe Price Dividend Growth                  T. Rowe Price Associates, Inc.
                                               Seeks to provide an increasing level of dividend
                                               income, long-term capital appreciation and
                                               reasonable current income through investments
                                               primarily in dividend paying stocks.

Transamerica Value Balanced                    Transamerica Investment Management, LLC
                                               Seeks preservation of capital and
                                               competitive investment returns.

LKCM Strategic Total Return                    Luther King Capital Management Corporation
                                               Seeks to provide current income, long-term
                                               growth of income and capital appreciation.

Clarion Real Estate Securities                 Clarion CRA Securities, LP
                                               Seeks long-term total return from investments
                                               primarily in equity securities of real
                                               estate companies. Total return will consist of realized
                                               and unrealized capital gains and losses plus income.

Federated Growth & Income                      Federated Investment Counseling
                                               Seeks total return by investing in securities
                                               that have defensive characteristics.

Janus Balanced                                 Janus Capital Management LLC
                                               Seeks long-term capital growth, consistent
                                               with preservation of capital and balanced
                                               by current income.

AEGON Bond                                     Banc One Investment Advisors Corp.
                                               Seeks the highest possible current income
                                               within the confines of the primary goal of
                                               insuring the protection of capital.

Transamerica Money Market                      Transamerica Investment Management, LLC
                                               Seeks to provide maximum current income
                                               consistent with preservation of principal and
                                               maintenance of liquidity.

Conservative Asset Allocation*                 AEGON/Transamerica Fund Advisers, Inc.
                                               Seeks current income and preservation of capital.

Moderate Asset Allocation*                     AEGON/Transamerica Fund Advisers, Inc.
                                               Seeks capital appreciation.

Moderately Aggressive Asset                    AEGON/Transamerica Fund Advisers, Inc.
Allocation*                                    Seeks capital appreciation.

Aggressive Asset Allocation*                   AEGON/Transamerica Fund Advisers, Inc.
                                               Seeks capital appreciation and current income.

Portfolio                                      Sub-Adviser or Adviser and
---------                                      Investment Objective
                                               --------------------------
Transamerica Convertible Securities            Transamerica Investment Management, LLC
                                               Seeks maximum total return through a combination
                                               of current income and capital appreciation.

PIMCO Total Return                             Pacific Investment Management Company, LLC
                                               Seeks maximum total return consistent with
                                               preservation of capital and prudent investment
                                               management.

Transamerica Equity                            Transamerica Investment Management, LLC
                                               Seeks to maximize long-term growth.

Transamerica Growth Opportunities              Transamerica Investment Management, LLC
                                               Seeks to maximize long-term growth.

Transamerica U.S. Government                   Transamerica Investment Management, LLC
Securities                                     Seeks to provide as high a level of total return as
                                               is consistent with prudent investment strategies
                                               by investing under normal conditions at least 80% of
                                               its assets in U.S. government debt obligations and
                                               mortgage-backed  securities  issued or  guaranteed by the
                                               U.S. government, its agencies or government-sponsored entities.

J.P. Morgan Enhanced Index                     J.P. Morgan Investment Management Inc.
                                               Seeks to earn a total  return  modestly  in excess of the
                                               total return performance of the S&P 500 Index
                                               (including the reinvestment of dividends) while
                                               maintaining a volatility of return similar to the
                                               S&P 500 Index.

Capital Guardian Value                         Capital Guardian Trust Company
                                               Seeks to provide long-term growth of capital and
                                               income through investments in a portfolio comprised
                                               primarily of equity securities of U.S. issuers and
                                               securities whose principal markets are in the U.S.
                                               (including American Depositary Receipts) and
                                               other U.S. registered foreign securities.

Capital Guardian U.S. Equity                   Capital Guardian Trust Company
                                               Seeks to provide long-term growth of capital.

----------
* Each asset allocation portfolio invests in a combination of underlying series Fund portfolios.

     AEGON/Transamerica Fund Advisers, Inc. ("AEGON/Transamerica Advisers"), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, a wholly-owned subsidiary of Western Reserve, serves as investment adviser to the fund and manages the fund in accordance with policies and guidelines established by the fund's Board of Directors. For certain portfolios, AEGON/Transamerica Advisers has engaged investment sub-advisers to provide portfolio management services. AEGON/Transamerica Advisers and each investment sub-adviser are registered investment advisers under the Investment

Advisers Act of 1940, as amended. See the fund prospectuses for more information regarding AEGON/Transamerica Advisers and the investment sub-advisers.

     Morningstar Associates, LLC ("Morningstar"), located at 225 West Wacker Drive, Chicago, Illinois 60606, serves as a "consultant" to AEGON/Transamerica Advisers for investment model creation and maintenance to the Conservative Asset Allocation, Moderate Asset Allocation, Moderately Aggressive Asset Allocation and Aggressive Asset Allocation portfolios of the fund. Morningstar will be paid an annual fee for its services. See the fund prospectuses for more information regarding Morningstar.

Addition, Deletion, or Substitution of Investments

     We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

Your Right to Vote Portfolio Shares

     Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law.

     Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

     If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

Charges and Deductions

     This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; (3) the risks we assume; and (4) our profit expectations.

Services and benefits we provide          .    the death benefit, cash and loan benefits;
under the Policy:                         .    investment options, including premium allocations;
                                          .    administration of elective options; and
                                          .    the distribution of reports to owners.

Costs and expenses we incur:              .    costs associated with processing and underwriting applications;
                                          .    expenses of issuing and administering the Policy (including any
                                               Policy riders);
                                          .    overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

                                          .     other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume:                          .     that the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate; and
                                          .     that the costs of providing the services and benefits under the
                                                Policies  may exceed the charges we are allowed to deduct.

     Some or all the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Premium Charge

     Before we allocate the net premium payments you make, we will deduct the following charges.

Premium expense charge                    .     The  premium expense level is the amount of premium used to determine the charge applied to premium payments. The
                                                premium expense level varies depending on the primary
                                                insured's gender, issue age, and underwriting class and is listed on your Policy's schedule page.

                                                The premium expense charge equals:

                                                ->   10.0% of cumulative premiums paid in each Policy
                                                     year upto the premium expense level and 3.0% of
                                                     premiums in excessof the premium expense level
                                                     during the first ten Policy years; and
                                                ->   3.0% on all premiums thereafter.

                                          .     Certain events (such as decreases in the specified amount, a change in death benefit option, or a cash withdrawal if you choose the Option A death benefit) may affect the specified amount in force. Premium expense charges will be based on the specified amount at issue for the Base Policy.

Monthly Deduction

     We take a monthly deduction from the cash value on the Policy date and on each Monthiversary. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). Because portions of the monthly deduction
(such as cost of insurance) can vary monthly, the monthly deduction will also vary.

The monthly deduction is                  .     the monthly Policy charge; plus
equal to:                                 .     the monthly cost of insurance charge for the Policy; plus
                                          .     the monthly charge for any benefits provided by riders attached to the Policy.

                                          Monthly Policy Charge:

                                          .     This chargecurrently equals $7.00 each Policy month. After the first Policy year, we may increase this charge.
                                          .     We guarantee this charge will never be more than $10.00 per month.
                                          .     This charge is used to cover aggregate Policy expenses.

                                          Cost of Insurance Charge:

                                          .     We deduct this charge each month. It varies each month and is determined as follows:

                                                1.    divide the death benefit on the Monthiversary by
                                                      1.0024663 (this factor reduces the net amount at risk,
                                                      for purposes of computing the cost of insurance, by
                                                      taking into account assumed monthly earnings at an
                                                      annual rate of 3.0%);
                                                2.    subtract the cash value on the Monthiversary;
                                                3.    multiply by the appropriate monthly cost of insurance
                                                      rate.

                                          Optional Insurance Riders:

                                          .     The monthly deduction will include charges for any optional insurance benefits you add to your Policy by rider.

     To determine the monthly cost of insurance rates we refer to a schedule of current cost of insurance rates using the insured's gender, attained age, plan of insurance and rating class. The factors that affect the amount at risk include investment performance, payment of premiums and charges to the Policy. The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by us from time to time. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables ("1980 C.S.O. Tables") and the insured's attained age, gender, and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the 1980 C.S.O. Tables.

     The underwriting class of the insured will affect the cost of insurance rates. We use a standard method of underwriting in determining underwriting classes, which are based on the health of the insured. We currently place insureds into preferred and standard classes. We also place insureds into sub-standard classes with extra ratings, which reflect higher mortality risks and higher cost of insurance rates.

     We may issue certain Policies on a simplified or expedited basis. The cost of insurance rates for Policies we issue on this basis will be no higher than the guaranteed rates in the 1980 C.S.O. Tables. However, these rates may be higher or lower than current rates charged under otherwise identical Policies that are using standard underwriting criteria.

     The cost of insurance charge for any optional insurance rider and for any increase in rider specified amount are determined in the same manner used to determine the Base Policy's cost of insurance charges. Generally, the current cost of insurance rates for the optional riders are lower than the current cost of insurance rates on the Base Policy's net amount at risk. The guaranteed cost of insurance rates under the riders are substantially the same as the guaranteed cost of insurance rates on the Policy's net amount at risk.

Mortality and Expense Risk Charge

     We deduct a daily charge from your cash value in each subaccount to compensate us for aggregate Policy expenses and mortality and expense costs we assume. This charge is equal to:

     .    your Policy's cash value in each subaccount multiplied by
     . the daily equivalent of the annual mortality and expense risk charge rate of 0.90%.

     The annual rate is equal to 0.90% of the average daily net assets of each subaccount. We intend to reduce this charge to 0.75% after the first 15 Policy years, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.90% level after the 15th Policy year.

     The mortality risk is that the insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

     If this charge combined with other Policy charges, does not cover our total actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

Transfer Charge

     .    We currently allow you to make 12 transfers each year free from charge.
     .    We charge $25 for each additional transfer.
     . For purposes of assessing the transfer charge, all transfers made in one day, regardless of the number of subaccounts affected by the transfer, is considered a single transfer.
     .    We deduct the transfer charge from the amount being transferred.
     . Transfers due to loans, exercise of conversion rights, or from the fixed account do not count as transfers for the purpose of assessing this charge.
     . Transfers under dollar cost averaging and asset rebalancing are transfers for purposes of this charge.
     .    We will not increase this charge.

Change in Net Premium Allocation Charge

     We currently do not charge you if you change your net premium allocation. However, in the future we may decide to charge you $25 if you make more than one change every three months in your allocation schedule. We will notify you if we decide to impose this charge.

Cash Withdrawal Charge

     . After the first Policy year, you may take one cash withdrawal per Policy year.
     . When you make a cash withdrawal, we charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.
     .    We deduct this amount from the withdrawal, and we pay you the balance.
     .    We will not increase this charge.

Taxes

     We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed by federal or state agencies.

Portfolio Expenses

         The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. These fees and expenses currently range from 0.39% to 1.50%. See the Portfolio Annual Expense Table on p.__in this prospectus, and the fund prospectuses.

The Policy

Ownership Rights

         The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The principal rights an owner may exercise are:

         .       to designate or change beneficiaries;
         .       to receive amounts payable before the death of the insured;
         .       to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment);
         .       to change the owner of this Policy; and
         .       to change the specified amount of this Policy.

No designation or change in designation of an owner will take effect unless we receive written request thereof. When received, the request will take effect as of the date it was signed, subject to payment or other action taken by us before it was received.

Modifying the Policy

         Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary. No agent may bind us by making any promise not contained in this Policy.

Upon notice to you, we may modify the Policy:

         .       to make the Policy or the separate account comply with any law or regulation issued by a governmental agency to which we are subject; or
         .       to assure continued qualification of the Policy under the
                 Internal Revenue Code or other federal or state laws relating to variable life policies; or
         .       to reflect a change in the operation of the separate account;
                 or
         .       to provide additional subaccounts and/or fixed account options.

Purchasing a Policy

         To purchase a Policy, you must submit a completed application and an initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy and us.

         You select the specified amount of insurance coverage for your Policy within the following limits. Our current minimum specified amount for a Policy for issue ages 0 - 49 is generally $250,000. It declines to $100,000 for issue ages 50 - 85.

         We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is over age 85. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

         .       the date of your application; or
         .       the date the insured completes all of the medical tests and examinations that we require.

Tax-Free "Section 1035" Exchanges

         You can generally exchange one life insurance policy for another covering the same insured in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

When Insurance Coverage Takes Effect

         Insurance coverage under the Policy will take effect only if the insured(s) is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid.

         Conditional Insurance Coverage. If you pay the full initial premium listed in the conditional receipt attached to the application, and we deliver the conditional receipt to you, the insured will have conditional insurance coverage under the terms of the conditional receipt. Because we do not accept initial premiums in advance for Policies with a specified amount in excess of $1,000,000, we do not offer conditional insurance coverage for Policies issued with a specified amount in excess of $1,000,000. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.

The amount of conditional insurance                  .      the specified amount applied for; or
coverage is the lesser of:                           .      $300,000
                                                     reduced by all amounts payable under all life insurance
                                                     applications that the insured has pending with us.

Conditional life insurance coverage begins           .      the date of your application and the full initial premium
on the later of:                                            is paid; or
                                                     .      the date the insured completes all of the medical tests
                                                            and examinations that we require; or
                                                     .      the date of issue, if any, requested in the application.

Conditional life insurance coverage terminates
automatically on the earliest of:                    .      the date we determine the insured has satisfied our
                                                            underwriting requirements and the insurance applied for
                                                            takes effect (the Policy date); or
                                                     .      60 days from the date the application was completed; or
                                                     .      the date we determine that any person proposed for
                                                            insurance in the application is not insurable according
                                                            to our rules, limits and standards for the plan, amount
                                                            and rate class shown in the application; or
                                                     .      the date we modify the plan, amount, riders and/or the
                                                            premium rate class shown in the application, or any
                                                            supplemental agreements; or

                                                     .      the date we mail notice of the ending of coverage and we
                                                            refund the first premium to the applicant at the address
                                                            shown on the application.

Special limitations of the conditional receipt:      .      the conditional receipt will be void:
                                                              ->       if not signed by an authorized agent of
                                                                       Western Reserve; or
                                                              ->       in the event the application contains any
                                                                       fraud or material misrepresentation; or
                                                              ->       if, on the date of the conditional receipt,
                                                                       the proposed insured is under 15 days of age
                                                                       or over 85 years of age.

                                                     .      the conditional receipt does not provide benefits for
                                                            disability and accidental death benefits.
                                                     .      the conditional receipt does not provide benefits if any
                                                            proposed insured commits suicide. In this case, Western
                                                            Reserve's liability will be limited to return of the
                                                            first premium paid with the application.

         Full Insurance Coverage and Allocation of Initial Premium. Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, full insurance coverage will begin and we will begin to take the monthly deductions from your net premium. This date is the Policy date. On the Policy date (or on the record date if your Policy is backdated), we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts you selected on your application, provided you live in a state that does not require a refund of full premium during the free-look period. If your state requires us to return the full premium in the event you exercise your free-look right, we will place your net premium in the reallocation account until the reallocation date. While held in the reallocation account, premium(s) will be credited with interest at the current fixed account rate. See Reallocation Account p. __.

         On any day we credit net premiums or transfer cash value to a subaccount, we will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day on which we receive the premium or transaction request at our office. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange ("NYSE") is open for trading. See Policy Values p. __.

Backdating a Policy

         If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

         Cost of insurance charges are based in part on the age of the insured on the Policy date. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deduction, including cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deduction may be lower than what would have been charged had we not backdated the Policy, you will be paying for insurance during a period when the Policy was not in force.

Policy Features

Premiums

Allocating Premiums

         You must instruct us on how to allocate your net premium among the subaccounts and the fixed account. The fixed account may not be available in all states to direct or transfer money into. You must follow these guidelines:

         .       allocation percentages must be in whole numbers;
         .       if you select dollar cost averaging, you must have at least
                 $5,000 in each subaccount from which we will make transfers and you must transfer at least a total of $100 monthly;
         .       if you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $5,000; and
         .       unless otherwise required by state law, we may restrict your allocations to the fixed account if the fixed account value following the allocation would exceed $100,000.

         Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us or calling us at 1-800-851-9777 Monday - Friday 8:30 a.m. - 7:00 p.m. Eastern time. The change will be effective at the end of the valuation date on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes or to charge $25 for each change in excess of one per Policy year quarter.

         Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit on each valuation date using the unit value determined at the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. You bear the investment risk for amounts you allocate to the subaccounts.

         You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

         Reallocation Account. If your state requires us to return your initial premium in the event you exercise your free-look right, we will allocate the initial net premium on the record date to the reallocation account as shown on your Policy schedule page. While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due. The net premiums will remain in the reallocation account until the reallocation date. The reallocation date is the record date, plus the number of days in your state's free-look period, plus five days. Please contact your agent for details concerning the free-look period for your state.

         On the first valuation date on or after the reallocation date, we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application. If you requested dollar cost averaging, on the reallocation date we will reallocate the cash value either to the fixed account, the WRL Transamerica Money Market subaccount or the WRL AEGON Bond subaccount (depending on which account you selected on your application).

         For states that do not require a full refund of the initial premium, the reallocation date is the same as the record date. On the record date, we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts in accordance with the instructions you gave us on your application.

Premium Flexibility

         You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay a premium at least equal to a minimum monthly guarantee premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount over $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. Your minimum monthly guarantee premium may change if you request a change in your Policy. If this happens, we will notify you of the new minimum monthly guarantee premium.

Planned Periodic Payments

         You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

         Even if you make your planned periodic payments on schedule, your Policy may still lapse. The duration of your Policy depends on the Policy's net surrender value. If the net surrender value is not high enough to pay the monthly deduction when due (and your no lapse period has expired) then your Policy will lapse (unless you make the payment we specify during the 61-day grace period).

Minimum Monthly Guarantee Premium

         The full initial premium is the only premium you are required to pay under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum monthly guarantee premium.

         Until the no lapse date shown on your Policy schedule page, we guarantee that your Policy will not lapse, so long as on any Monthiversary you have paid total premiums (minus any cash withdrawals and minus any outstanding loan amount) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month. If you take a cash withdrawal or a loan, or if you decrease your specified amount or if you add, increase or decrease a rider, you may need to pay additional premiums in order to keep the no lapse guarantee in place.

         The initial minimum monthly guarantee premium is shown on your Policy's schedule page, and depends on a number of factors, including the age, gender, and rate class of the insured, and the specified amount requested. We will adjust the minimum monthly guarantee premium if you change death benefit options, decrease the specified amount, or if any of the riders are added, increased or decreased. We will notify you of the new minimum monthly guarantee premium.

         After the no lapse period ends, paying the current minimum monthly guarantee premium each month will not necessarily keep your Policy in force. You may need to pay additional premiums to keep the Policy in force.

No Lapse Period

         Until the no lapse date shown on your Policy schedule page, your Policy will remain in force and no grace period will begin, even if your net surrender value is too low to pay the monthly deduction, so long as:

         . the total amount of the premiums you paid (minus any cash withdrawals and minus any outstanding loan amount) is equal to or exceeds:
                  -> the sum of the minimum monthly guarantee premium in effect for each month from the Policy date up to and including the current month.

Premium Limitations

         Premium payments must be at least $50 ($1,000 if by wire). We may return premiums less than $50. We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, which qualify the Policy as life insurance according to federal tax laws. This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the death benefit by more than the amount of the premium.

Making Premium Payments

         We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments We will accept premium payments by wire transfer.

         If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

                                            All First Bank of Baltimore
                                            ABA #052000113
                                            For credit to: Western Reserve Life
                                            Account #: 89539639
                                            Policyowner's Name:
                                            Policy Number:
                                            Attention: General Accounting

         Tax-Free Exchanges ("1035 Exchanges"). We will accept part or all of your initial premium from one or more contracts insuring the same insured that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

         Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of receipt at our office of the proceeds from the 1035 Exchange before we finalize your Policy's specified amount.

Transfers

General

         You or your agent/registered representative of record may make transfers among the subaccounts or from the subaccounts to the fixed account. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our office. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

          [X] You may make one transfer from the fixed account in a Policy year (unless you choose dollar cost averaging from the fixed account).
          [X] Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value following the transfer would exceed $100,000.
          [X] You may request transfers in writing (in a form we accept), by fax, by telephone to our office or electronically through our website.
          [X]  There is no minimum amount that must be transferred.
          [X] There is no minimum amount that must remain in a subaccount after a transfer.
          [X] We deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.
          [X] We consider all transfers made in any one day to be a single transfer.
          [X] Transfers resulting from loans, conversion rights, reallocation of cash value immediately after the reallocation date, and transfers from the fixed account are not treated as transfers for the purpose of the transfer charge.
          [X] Transfers under dollar cost averaging and asset rebalancing are treated as transfers for purposes of the transfer charge.

         Some investors try to profit from various strategies known as market timing; for example, switching money into mutual funds when they expect prices to rise and taking money out when they expect prices to fall, or switching from one portfolio to another and then back out again after a short period of time. As money is shifted in and out, a fund incurs expenses for buying and selling securities. These costs are borne by all fund shareholders, including the long-term investors who do not generate the costs. This is why all portfolios have adopted special policies to discourage short-term trading. Specifically, each portfolio reserves the right to reject any transfer request that it regards as disruptive to efficient portfolio management. A transfer request could be rejected because of the timing of the investment or because of a history of excessive transfers by the owner.

         The Policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

         The portfolios do not permit market timing. Do not invest with us if you are a market timer. When we identify you as a market timer, we will immediately notify your agent who will then notify you that any additional requests for transfers will be subject to certain restrictions, including the loss of electronic and telephone transfer privileges.

         Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call us at 1-800-851-9777 Monday - Friday 8:30 a.m. - 7:00 p.m. Eastern time, or fax your instructions to 727-299-1648.

         Please note the following regarding telephone or fax transfers:

          ->   We will employ reasonable procedures to confirm that telephone instructions are genuine.
          ->   If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with telephone
               instructions we reasonably believe to be authentic. You bear the risk of any such loss.
          ->   If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.
          ->   Such procedures may include requiring forms of personal
               identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.
          ->   We may also require written confirmation of your order.
          ->   If you do not want the ability to make telephone transfers, you should notify us in writing at our office.
          ->   Telephone or fax orders must be received at our office before
               4:00 p.m. Eastern time to assure same-day pricing of the transaction.
          ->   We will not be responsible for same-day processing of transfers if faxed to a number other than 727-299-1648.
          ->   We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

         We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

         Online transactions may not always be possible. Telephone and computer systems, whether yours, your Internet service provider's, your agent's or Western Reserve Life's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing. You should protect your personal identification number (PIN) because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions online is you or one authorized by you.

         We will process any transfer order we receive at our office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

Fixed Account Transfers

         You may make one transfer per Policy year from the fixed account unless you select dollar cost averaging from the fixed account. We reserve the right to require that you make the transfer request in writing. We must receive the transfer request no later than 30 days after a Policy anniversary. We will make the transfer at the end of the valuation date on which we receive the written request. The maximum amount you may transfer is limited to the greater of:

         -> 25% of the amount in the fixed account (currently we allow up to 50% of your value, but the 50% limit is not guaranteed); or
         -> the amount you transferred from the fixed account in the immediately prior Policy year.

Conversion Rights

         If, within 24 months of your Policy date, you transfer all of your subaccount values to the fixed account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing to our office.

Dollar Cost Averaging

         Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

         Under dollar cost averaging, we automatically transfer a set dollar amount from the WRL Transamerica Money Market subaccount, the WRL AEGON Bond subaccount or the fixed account to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request at our office, provided that we receive the form by the 25th day of the month.

To start dollar cost averaging:            -> you must submit a completed form
                                              to us at our office requesting
                                              dollar cost averaging;
                                           -> you must have at least $5,000 in
                                              each account from which we will
                                              make transfers;
                                           -> your total transfers each month
                                              under dollar cost averaging must
                                              be at least $100; and
                                           -> each month, you may not transfer
                                              more than one-tenth of the amount
                                              that was in your fixed account at
                                              the beginning of dollar cost
                                              averaging.

         You may request dollar cost averaging at any time. There is no charge for dollar cost averaging. However, each transfer under dollar cost averaging counts towards your 12 free transfers each year.

Dollar cost averaging will terminate if:   -> we receive your request to cancel
                                              your participation;
                                           -> the value in the accounts from
                                              which we make the transfers is
                                              depleted;

                                           ->  you elect to participate in the
                                               asset rebalancing program; or
                                           ->  you elect to participate in any
                                               asset allocation services
                                               provided by a third party.

         We may modify, suspend, or discontinue dollar cost averaging at any time.

Asset Rebalancing Program

         We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash value in the fixed account and the dollar cost averaging program is not available for this program. This program does not guarantee gains. A subaccount may still have losses.

         You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy date. Once we receive the asset rebalancing request form at our office, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:                ->  you must submit a completed asset
                                               rebalancing request form to us at
                                               our office before the maturity
                                               date; and
                                           ->  you must have a minimum cash
                                               value of $5,000 or make a $5,000
                                               initial premium payment.

         There is no charge for the asset rebalancing program. However, each reallocation we make under the program counts towards your 12 free transfers each year.

Asset rebalancing will cease if:           ->  you elect to participate in the
                                               dollar cost averaging program;
                                           ->  we receive your request to
                                               discontinue participation at our
                                               office;
                                           ->  you make any transfer to or from
                                               any subaccount other than under a
                                               scheduled rebalancing; or
                                           ->  you elect to participate in any
                                               asset allocation services
                                               provided by a third party.

         You may start and stop participation in the asset rebalancing program at any time; but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Asset Allocation Services

         We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed Western Reserve agents for the sale of Policies. Western Reserve does not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with Western Reserve for the sale of Policies. Western Reserve therefore takes no responsibility for the investment allocations and transfers transacted on your behalf by such third parties or any investment allocation recommendations made by such parties. Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

Policy Values

Cash Value

         .        Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy
                  transactions (such as additional premium payments, transfers, withdrawals and Policy loans).
         .        Serves as the starting point for calculating values under a
                  Policy.
         .        Equals the sum of all values in each subaccount and the fixed account.
         .        Is determined on the Policy date and on each valuation date.
         .        Has no guaranteed minimum amount and may be more or less than premiums paid.
         .        Includes any amounts held in the fixed account to secure any outstanding Policy loan.

Net Surrender Value

         The net surrender value is the amount we pay when you surrender your Policy. We determine the net surrender value at the end of the valuation period when we receive your written surrender request at our office.

Net surrender value on any valuation   .   the cash value as of such date; minus
date equals:                           .   any outstanding Policy loan amount.

Subaccount Value

         Each subaccount's value is the cash value in that subaccount. At the end of any valuation period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of units in any subaccount  .   the initial units purchased at unit
on any valuation date equals:              value on the reallocation date; plus
                                       .   units purchased with additional net
                                           premium(s); plus
                                       .   units purchased via transfers from
                                           another subaccount or the fixed
                                           account; minus
                                       .   units redeemed to pay for monthly
                                           deductions; minus
                                       .   units redeemed to pay for cash
                                           withdrawals; minus
                                       .   units redeemed as part of a transfer
                                           to another subaccount or the fixed
                                           account; minus
                                       .   units redeemed to pay transfer
                                           charges.

         Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or cash withdrawal request is received at our office.

Subaccount Unit Value

         The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.

The unit value of any                  .   the total value of the portfolio
subaccount at the end of a                 shares held in the subaccount,
valuation period is                        including the value of any dividends
calculated as:                             or capital gains distribution
                                           declared and reinvested by the
                                           portfolio during the valuation
                                           period. This value is determined by
                                           multiplying the number of portfolio
                                           shares owned by the subaccount by the
                                           portfolio's net asset value per share
                                           determined at the end of the
                                           valuation period; minus
                                       .   a charge equal to the daily net
                                           assets of the subaccount multiplied
                                           by the daily equivalent of the daily
                                           charge; minus
                                       .   the accrued amount of reserve for any
                                           taxes or other economic burden
                                           resulting from applying tax laws that
                                           we determine to be properly
                                           attributable to the subaccount; and
                                           the result divided by
                                       .   The number of outstanding units in
                                           the subaccount before the purchase or
                                           redemption of any units on that date.

         The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

Fixed Account Value

         On the reallocation date, the fixed account value is equal to the cash value allocated to the fixed account.

The fixed account value at the end of  .   the sum of net premium(s) allocated
any valuation period is equal to:          to the fixed account; plus
                                       .   any amounts transferred from a
                                           subaccount to the fixed account; plus
                                       .   total interest credited to the fixed
                                           account; minus
                                       .   amounts charged to pay for monthly
                                           deductions; minus
                                       .   amounts withdrawn or surrendered from
                                           the fixed account; minus
                                       .   amounts transferred from the fixed
                                           account to a subaccount.

Death Benefit

Death Benefit Proceeds

         As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option.

Death benefit proceeds equal:          .   the death benefit (described below);
                                           minus
                                       .   any monthly deductions due during the
                                           grace period (if applicable); minus
                                       .   any outstanding loan amount; plus

                                       .   any additional insurance in force
                                           provided by rider.

     We may further adjust the amount of the death benefit proceeds if we contest the Policy or if you misstate the insured's age or gender.

Death Benefit

     The Policy provides a death benefit. The death benefit is determined at the end of the valuation period in which the insured dies. You must select one of the three death benefit options we offer in your application. No matter which death benefit option you choose, we guarantee that, so long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured's death.

Death benefit Option A         .   the current specified amount; or
equals the greater of:         .   a specified percentage called the "limitation
                                   percentage," multiplied by
                               .   the cash value on the insured's date of
                                   death; or
                               .   the amount required for the Policy to qualify
                                   as a life insurance contract under Section
                                   7702 of the Internal Revenue Code.

     Under Option A, your death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

     The limitation percentage is the minimum percentage of cash value we must pay as the death benefit under federal tax requirements. It is based on the attained age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for different ages:

    Attained Age                                   Limitation Percentage
    40 and under                                           250%
      41 to 45                     250% of cash value minus 7% for each age over age 40
      46 to 50                     215% of cash value minus 6% for each age over age 45
      51 to 55                     185% of cash value minus 7% for each age over age 50
      56 to 60                     150% of cash value minus 4% for each age over age 55
      61 to 65                     130% of cash value minus 2% for each age over age 60
      66 to 70                     120% of cash value minus 1% for each age over age 65
      71 to 75                     115% of cash value minus 2% for each age over age 70
      76 to 90                                             105%
      91 to 95                     105% of cash value minus 1% for each age over age 90
    96 and older                                           100%

     If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

     Option A Illustration. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in specified amount, and that there are no outstanding loans. Under Option A, a Policy with a $100,000 specified amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of cash value, any time the cash value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 specified amount. Each additional dollar added to the cash value above $40,000 will increase the death benefit by $2.50.

     Similarly, so long as the cash value exceeds $40,000, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time the cash value multiplied by the limitation percentage is less than the specified amount, the death benefit will equal the specified amount of the Policy reduced by the dollar value of any cash withdrawals.

Death benefit Option B         .   the current specified amount; plus
equals the greater of:             ->   the cash value on the insured's date of
                                        death; or
                               .   the limitation percentage, multiplied by
                                   ->   the cash value on the insured's date of
                                        death; or
                               .   the amount required for the Policy to qualify
                                   as a life insurance contract under Section
                                   7702 of the Internal Revenue Code.

     Under Option B, the death benefit always varies as the cash value varies.

     Option B Illustration. Assume that the insured's attained age is under 40 and that there are no outstanding loans. Under Option B, a Policy with a specified amount of $100,000 will generally pay a death benefit of $100,000 plus cash value. Thus, a Policy with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit, however, must be at least 250% of cash value. As a result, if the cash value of the Policy exceeds $66,667, the death benefit will be greater than the specified amount plus cash value. Each additional dollar of cash value above $66,667 will increase the death benefit by $2.50.

     Similarly, any time cash value exceeds $66,667, each dollar taken out of cash value will reduce the death benefit by $2.50. If at any time, cash value multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit will be the specified amount plus the cash value of the Policy.

Death benefit Option C         .   death benefit Option A; or
equals the greater of:         .   the current specified amount, multiplied by
                                   ->   an age-based "factor" equal to the
                                        lesser of
                                        . 1.0 or
                                        . 0.04 times (95 minus insured's
                                             attained age at death) (the
                                             "factor" will never be less than
                                             zero); plus
                                   ->   the cash value on the insured's date of
                                        death; or
                               .   the amount required for the Policy to qualify
                                   as a life insurance contract under Section
                                   7702 of the Internal Revenue Code.

     Under Option C, the death benefit varies with the cash value and the insured's attained age.

     Option C--Three Illustrations.

     1. Assume that the insured is under age 40 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 the minimum of (1.0 and (0.04 (95-40))) + $10,000). Until the insured attains age 71, this benefit is the same as the Option B benefit.

     2. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $22,000 will have a death benefit of $102,000 ($100,000 the minimum of (1.0 and (0.04 (95-75))) + $22,000).

     3. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $9,000 will have a death benefit equal to the specified amount of $100,000, since the calculation of $100,000 times the minimum of (1.0 and (0.04 (95-75))) plus $9,000 is less than the specified amount.

     The Policy is intended to qualify under Section 7702 of the Internal Revenue Code as a life insurance contract for federal tax purposes. The death benefit under the Policy is intended to qualify for the federal income tax exclusion. The provisions of the Policy (including any rider or endorsement) will be interpreted to ensure tax qualification, regardless of any language to the contrary.

     To the extent that the death benefit is increased to maintain qualification as a life insurance policy, appropriate adjustments will be made in any monthly deductions or supplemental benefits as of that time, retroactively or otherwise, that are consistent with such an increase. Retroactive adjustments to the monthly deduction may be deducted for the cash value or may be made by right of setoff against any death benefits payable. Prospective adjustments will be reflected in the monthly deduction.

Effect of Cash Withdrawals on the Death Benefit

     If you choose Option A, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. Regardless of the death benefit option you choose, a cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.

Choosing Death Benefit Options

     You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your cash value, and on the amount of cost of insurance charges you pay.

     If you do not select a death benefit option on your application, we will assume you selected death benefit Option A and will ask you to confirm the selection of Option A in writing or choose one of the other death benefit options.

     You may find Option A more suitable for you if your goal is to increase your cash value through positive investment experience. You may find Option B more suitable if your goal is to increase your total death benefit. You may find Option C more suitable if your goal is to increase your total death benefit before you reach attained age 70, and to increase your cash value through positive investment experience thereafter.

Changing the Death Benefit Option

     After the third Policy year, you may change your death benefit option once each Policy year if you have not decreased the specified amount that year. We will notify you of the new specified amount.

     .    You must send your written request to our office.
     . The effective date of the change will be the Monthiversary on or following the date when we receive your request for a change.
     . You may not make a change that would decrease the specified amount below the minimum specified amount shown on your Policy schedule page.
     . There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's death benefit option.

Decreasing the Specified Amount

     After the Policy has been in force for three years, you may decrease the specified amount once each Policy year if you have not changed the death benefit option that year. A decrease in the specified amount will affect your cost of insurance charge and your minimum monthly guarantee premium, and may have adverse federal tax consequences. You should consult a tax advisor before decreasing your Policy's specified amount.

Conditions for decreasing      .   you must send your written request to our
the specified amount:              office;
                               .   you may not change your death benefit option
                                   in the same Policy year that you decrease your specified amount;
                               .   you may not decrease your specified amount
                                   lower than the minimum specified amount shown on your Policy schedule page;

                               . you may not decrease your specified amount if it would disqualify your Policy as life insurance under the Internal Revenue Code;
                               .   we may limit the amount of the decrease to no
                                   more than 20% of the specified amount; and
                               . a decrease in specified amount will take effect on the Monthiversary on or after we receive your written request.

Payment Options

     There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum.

Surrenders and Cash Withdrawals

Surrenders

     You must make a written request containing an original signature to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request at our office. The insured must be alive, the Policy must be in force, and it must be before the maturity date when you make your written request. A surrender is effective as of the date when we receive your written request. The signature of the owner's spouse is required if the owner is a resident of: California, Nevada or Washington. Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value in a lump sum within seven days or under a settlement option. A surrender may have tax consequences. See Federal Income Tax Considerations p. __.

Cash Withdrawals

     After the first Policy year, you may request a cash withdrawal of a portion of your cash value subject to certain conditions.

Cash withdrawal conditions:    .   You must send your written cash withdrawal
                                   request with an original signature to our office.
                               .   Signature of the owner's spouse is required
                                   if the owner is a resident of: California, Nevada or Washington.
                               .   We only allow one cash withdrawal per Policy
                                   year.
                               .   We may limit the amount you can withdraw to
                                   at least $500 and the remaining net surrender value following a withdrawal may not be less than $500.
                               .   You may not take a cash withdrawal if it will
                                   reduce the specified amount below the minimum specified amount set forth in the Policy.
                               .   You may specify the subaccount(s) and the
                                   fixed account from which to make the
                                   withdrawal. If you do not specify an account, we will take the withdrawal from each account in accordance with your current premium allocation instructions.
                               .   We generally will pay a cash withdrawal
                                   request within seven days following the
                                   valuation date we receive the request at our office.
                               .   We will deduct a processing fee equal to $25
                                   or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance.

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

                               .   You may not take a cash withdrawal that would
                                   disqualify your Policy as life insurance
                                   under the Internal Revenue Code.
                               .   A cash withdrawal may have tax consequences.

     A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and will reduce the death benefit by at least the amount of the cash withdrawal. When death benefit Option A is in effect, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. You also may have to pay higher minimum monthly guarantee premiums and premium expense charges.

     When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $20 for an overnight delivery ($30 for Saturday delivery) and $25 for wire service.

Canceling a Policy

     You may cancel a Policy for a refund during the "free-look period" by returning it to our office, to one of our branch offices or to the agent who sold you the Policy. The free-look period expires 10 days after you receive the Policy. In some states you may have more than 10 days. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive the returned Policy at our office. The amount of the refund will be:

     .    any charges and taxes we deduct from your premiums; plus
     . any monthly deductions or other charges we deducted from amounts you allocated to the subaccounts and the fixed account; plus
     . your cash value in the subaccounts and the fixed account on the date we (or our agent) receive the returned Policy at our office.

     Some states may require us to refund all of the premiums you paid for the Policy.

Loans

General

     After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. See Federal Income Tax Considerations p. __.

Policy loans are subject to    .   we may require you to borrow at least $500;
certain conditions:            .   the maximum amount you may borrow is 90% of
                                   the cash value, minus any outstanding loan amount; and
                               .   signature of the owner's spouse is required
                                   if the owner is a resident of: California, Nevada or Washington.

     When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve. The loan reserve is the portion of the fixed account used as collateral for a Policy loan.

     We normally pay the amount of the loan within seven days after we receive a proper loan request at our office. We may postpone payment of loans under certain conditions.

     You may request a loan by telephone by calling us at 1-800-851-9777 Monday
- Friday 8:30 a.m. - 7:00 p.m. Eastern time. If the loan amount you request exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request. If you do not want the ability to request a loan by telephone, you should notify us in writing at our office. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine.

     You may also fax your loan request to us at 727-299-1667. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

     You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our office and will be credited as of the date received. We will consider any payments you make on the Policy to be premium payments unless the payments are clearly specified as loan repayments.

     At each Policy anniversary, we will compare the outstanding loan amount to the amount in the loan reserve. We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the outstanding loan amount exceeds the amount in the loan reserve, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, we will withdraw the difference from the loan reserve and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

Interest Rate Charged

     We currently charge you an annual interest rate on a Policy loan that is equal to 3.75% (4.0% maximum guaranteed) and is payable in arrears on each Policy anniversary. We may declare various lower Policy loan interest rates. We also may apply different loan interest rates to different parts of the loan. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. After the 10th Policy year, on all amounts that you have borrowed, you may receive preferred loan rates on an amount equal to the cash value minus total premiums paid (reduced by any cash withdrawals) and minus any outstanding loan amount. This preferred loan rate is currently 3.0% and is not guaranteed. The tax consequences of preferred loans are uncertain.

Loan Reserve Interest Rate Credited

     We will credit the amount in the loan reserve with interest at an effective annual rate of 3.0%.

Effect of Policy Loans

     A Policy loan reduces the death benefit proceeds and net surrender value by the amount of any outstanding loan amount. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the unloaned portion of the fixed account. Amounts transferred from the separate account to the loan reserve will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

     There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

     We will notify you (and any assignee of record) if the sum of your loan amount is more than the net surrender value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

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

Policy Lapse and Reinstatement

Lapse

     Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee that your Policy will not lapse. This Policy provides a no lapse period. See below. Once your no lapse period ends, your Policy may lapse (terminate without value) if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and cash withdrawals cause a decrease in the net surrender value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.

     If the net surrender value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

No Lapse Period

     This Policy provides a no lapse period. As long as you keep the no lapse period in effect, your Policy will not lapse and no grace period will begin. Even if your net surrender value is not enough to pay your monthly deduction, the Policy will not lapse so long as the no lapse period is in effect. The no lapse period will not extend beyond the no lapse date stated in your Policy. Each month we determine whether the no lapse period is still in effect.

No lapse date                                   .    For a Policy issued to any
                                                     insured ages 0-60, the no
                                                     lapse date is determined by
                                                     either the number of years
                                                     to attained age 65 or the
                                                     twentieth Policy
                                                     anniversary, whichever is
                                                     earlier.
                                                .    For a Policy issued to an
                                                     insured ages 61-85, the no
                                                     lapse date is the fifth
                                                     Policy anniversary.
                                                .    The no lapse date is
                                                     specified in your Policy.

Early termination of the no lapse period        .    The no lapse period
                                                     coverage will end
                                                     immediately if you do not
                                                     pay sufficient minimum
                                                     monthly guarantee premiums.
                                                .    You must pay total premiums
                                                     (minus withdrawals and
                                                     outstanding loan amounts)
                                                     that equal at least:

                                                     ->   the sum of the minimum
                                                          monthly guarantee
                                                          premiums in effect for
                                                          each month from the
                                                          Policy date up to and
                                                          including the current
                                                          month.

     You will lessen the risk of Policy lapse if you keep the no lapse period in effect. Before you take a cash withdrawal or a loan or decrease the specified amount or add, increase or decrease a rider you should consider carefully the effect it will have on the no lapse period guarantee.

     In addition, if you change death benefit options, decrease the specified amount, or add, increase or decrease a rider, we will adjust the minimum monthly guarantee premium. See Minimum Monthly Guarantee Premium for a discussion of how the minimum monthly guarantee premium is calculated and can change.

Reinstatement

     We will reinstate a lapsed Policy within five years after the lapse (and prior to the maturity date). To reinstate the Policy you must:

     .    submit a written application for reinstatement to our office;
     .    provide evidence of insurability satisfactory to us;
     . make a minimum premium payment sufficient to provide a net premium that is large enough to cover:
          -> three monthly deductions.

     We will not reinstate any indebtedness. The cash value of the loan reserve on the reinstatement date will be zero. Your net surrender value on the reinstatement date will equal the cash value at the time your Policy lapsed, plus any net premiums you pay at reinstatement, minus one monthly deduction. The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement.

Federal Income Tax Considerations

     The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements.

     Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. It is also uncertain whether death benefits under policies where the maturity date has been extended will be excludible from the beneficiary's gross income and whether policy cash value will be deemed to be distributed to you on the original maturity date. Such a deemed distribution may be taxable. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

     In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

     In General. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC").

     Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. Among other things, a reduction in benefits could cause a Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

     Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

     Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

     . All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     . Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

     . A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

     . If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

     Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

     Finally, distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

     Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

     Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. With the exception of amounts that represent eligible rollover distributions from 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, withholding will apply unless you certify to us that you are not a U.S. person residing abroad. Taxable distributions to non-resident aliens are generally subject to withholding unless withholding is eliminated under an international treaty with the United States.

     Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Policy Loans. If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or lapses, or if a loan is taken out and the Policy is a MEC, then the amount of the outstanding indebtedness will be taxed as if it were a distribution.

     Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

     Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

     Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludible from the gross income of the beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

     Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

Special Rules for 403(b) Arrangements

     If this Policy is purchased by participants in a 403(b) plan or program of public school systems and certain tax-exempt organizations, then the federal, state and estate tax consequences could differ from those stated in the prospectus. A competent tax advisor should be consulted in connection with such purchase.

     Certain restrictions apply. The Policy must be purchased in connection with a tax-sheltered annuity described in section 403(b) of the Code. Premiums, distributions, and other transactions in connection with the Policy must be administered in coordination with the section 403(b) annuity.

     The amount of life insurance protection that may be purchased on behalf of a participant in a 403(b) plan is limited. The current cost of insurance for the net amount at risk is treated under the Code as a "current economic benefit" and must be included annually in the plan participant's gross income. This cost (formerly referred to as the "P.S. 58" cost) is based on IRS Table 2001 and is reported to the IRS and the participant annually as ordinary income. Life insurance protection cannot extend beyond retirement under a 403(b) program.

     If the participant dies while covered by the 403(b) plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value will generally not be taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy.

     Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), which may impose additional requirements on the purchase of the Policy, on Policy loans and other Policy provisions. Whether or not ERISA applies, plan loans must also satisfy tax requirements in order to be treated, and remain, non-taxable. Your 403(b) plan loan requirements and provisions may differ from the Policy loan provisions stated in the prospectus. You should consult a qualified advisor regarding ERISA and loans in general.

Other Policy Information

Benefits at Maturity

     If the insured is living and the Policy is in force, the Policy will mature on the Policy anniversary nearest the insured's 100th birthday. This is the maturity date. On the maturity date we will pay you the net surrender value of your Policy.

     If requested in writing at our office, we will extend the maturity date if your Policy is still in force on the maturity date. Any riders in force on the scheduled maturity date will terminate on that date and will not be extended. Policy loans, partial withdrawals, and subaccount transfers may continue during the extension. Interest on any outstanding Policy loans will continue to accrue during the period for which the maturity date is extended. You must submit a written request to our office, for the extension between 90 and 180 days prior to the maturity date and elect one of the following:

     1. If you had previously selected death benefit Option B or C, we will change the death benefit to Option A. On each valuation date, we will adjust the specified amount to equal the cash value, and the limitation percentage will be 100%. We will not permit you to make additional premium payments unless it is required to prevent the Policy from lapsing. We will waive all future monthly deductions; or

     2. We will automatically extend the maturity date until the next Policy anniversary. You must submit a written request to our office, between 90 and 180 days before each subsequent Policy anniversary, stating that you wish to extend the maturity date for another Policy year. All benefits and charges will continue as set forth in your Policy. We will charge the then current cost of insurance rates.

     If you choose 2 above, you may change your election to 1 above at any time. However, if you choose 1 above, then you may not change your election to 2 above.

     The tax consequences of extending the maturity date beyond the 100th birthday of the insured are uncertain, including that the death benefit may be taxable. You should consult a tax advisor as to those consequences.

Payments We Make

     We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death at our office. However, we can postpone such payments if:

     . the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; or
     . the SEC permits, by an order, the postponement for the protection of policyowners; or
     . the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

     If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds, or surrenders from the fixed account for up to six months.

     If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulators.

Split Dollar Arrangements

     You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

     For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee's beneficiary would receive the balance of the proceeds.

     No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

     On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

     Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

     In addition, the IRS recently issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department recently issued proposed regulations that, if finalized, would significantly affect the tax treatment of such arrangements. The IRS guidance and the proposed regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

Policy Termination

     Your Policy will terminate on the earliest of:

     .  the maturity date;                .  the end of the grace period; or
     .  the date the insured dies;        .  the date the Policy is surrendered.

Supplemental Benefits (Riders)

     The following supplemental benefits (riders) are available and may be added to a Policy. Monthly charges for these riders are deducted from cash value as part of the monthly deduction. The riders available with the Policies provide benefits that do not vary with the investment experience of the separate account. For purposes of the riders, the primary insured is the person insured under the Policy. These riders may not be available in all states. Adding these supplemental benefits to an existing Policy or canceling them may have tax consequences and you should consult a tax advisor before doing so.

Children's Insurance Rider

     This rider provides a face amount on the primary insured's children. Our current minimum face amount for this rider for issue ages 15 days-18 years of age is $5,000. The maximum face amount is $20,000. At the age of 25 or upon the death of the primary insured, whichever happens first, this rider may be converted to a new policy with a maximum face amount of up to five times the face amount of the rider. We will pay a death benefit once we receive proof that the insured child died while both the rider and coverage were in force for that child. If the primary insured dies while the rider is in force, we will terminate the rider 31 days after the death, and we will offer a separate life insurance policy to each insured child.

Accidental Death Benefit Rider

     Our current minimum face amount for this rider for issue ages 15-59 is $10,000. The maximum face amount available for this rider is $150,000 (up to 150% of specified amount).

     Subject to certain limitations, we will pay a face amount if the primary insured's death results solely from accidental bodily injury where:

     .    the death is caused by external, violent, and accidental means;
     .    the death occurs within 90 days of the accident; and
     .    the death occurs while the rider is in force.

     The rider will terminate on the earliest of:

     .    the Policy anniversary nearest the primary insured's 70th birthday;
     .    the date the Policy terminates; or
     .    the Monthiversary when the rider terminates at the owner's request.

Other Insured Rider

     This rider insures the spouse or life partner and/or dependent children of the primary insured. Our current minimum face amount for this rider for issue ages 0-85 is $10,000. The maximum face amount is the lesser of $500,000 or the amount of coverage on the primary insured. The maximum number of Other Insured Riders that is allowed on any one Policy is five (5). We will pay the rider's face amount when we receive proof at our office of the other insured's death. On any Monthiversary while the rider is in force, you may convert it to a new policy on the other insured's life (without evidence of insurability).

Conditions to convert the rider:          .   your request must be in writing and sent to our
                                              office;
                                          .   the rider has not reached the anniversary nearest
                                              to the other insured's 70/th/ birthday;
                                          .   the new policy is any permanent insurance policy
                                              that we currently offer;
                                          .   subject to the minimum specified amount required
                                              for the new policy, the amount of the insurance
                                              under the new policy will equal the face amount in
                                              force under the rider as long as it meets the
                                              minimum face amount requirements of the original
                                              Policy; and
                                          .   we will base your premium on the other insured's
                                              rate class under the rider.

Termination of the rider:                 The rider will terminate on the earliest of:

                                          .   the maturity date of the Policy;
                                          .   the anniversary nearest to the other insured's
                                              100/th/ birthday;
                                          .   the date the Policy terminates for any reason
                                              except for death of the primary insured;
                                          .   31 days after the death of the primary insured;
                                          .   the date of conversion of this rider; or
                                          .   the Monthiversary on which the rider is terminated
                                              upon written request by the owner.

Disability Waiver Rider

     Subject to certain conditions, we will waive the Policy's monthly deductions while you are disabled. This rider may be purchased if your issue age is 15-55 years of age. We must receive proof that:

     .    you are totally disabled;
     .    the rider was in force when you became disabled;
     .    you became disabled before the anniversary nearest your 60th birthday;
          and
     .    you are continuously disabled for at least six months.

     We will not waive any deduction that becomes due more than one year before we receive written notice of your claim.

Disability Waiver and Income Rider

     This rider has the same benefits as the Disability Waiver Rider, but adds a monthly income benefit for up to 120 months. This rider may be purchased if your issue age is 15-55 years of age. The minimum income amount for this rider is $10. The maximum income amount is the lesser of 0.2% of your specified amount or $300 per month.

Primary Insured Rider ("PIR") and Primary Insured Rider Plus ("PIR Plus")

     Under the PIR and the PIR Plus, we provide term insurance coverage on a different basis from the coverage in your Policy.

Features of PIR and PIR Plus:             .   the rider  increases  the Policy's  death  benefit by
                                              the rider's face amount;

                                          .   the PIR may be purchased from issue ages 0-85;
                                          .   the PIR Plus may be purchased from issue ages
                                              18-85;
                                          .   the PIR terminates when the insured turns 95, and
                                              the PIR Plus terminates when the insured turns 90;
                                          .   the minimum purchase amount for the PIR and PIR
                                              Plus is $25,000. There is no maximum purchase
                                              amount;
                                          .   generally PIR and PIR Plus coverage costs less
                                              than the insurance coverage under the Policy, but
                                              has no cash value;
                                          .   you may cancel or reduce your rider coverage
                                              without decreasing your Policy's specified amount;
                                              and
                                          .   you may generally decrease your specified amount
                                              without reducing your rider coverage.

Conditions to convert the rider:          .   your request must be in writing and sent to our
                                              office;
                                          .   the rider has not reached the anniversary nearest
                                              to the primary insured's 70/th/ birthday;
                                          .   the new policy is any permanent insurance policy
                                              that we currently offer;
                                          .   subject to the minimum specified amount required
                                              for the new policy, the amount of the insurance
                                              under the new policy will equal the specified
                                              amount in force under the rider as long as it
                                              meets the minimum specified amount requirements of
                                              a Base Policy; and
                                          .   we will base your premium on the primary insured's
                                              rate class under the rider.

     It may cost you more to keep a higher specified amount under the Base Policy, because the specified amount may have a cost of insurance that is higher than the cost of the same amount of coverage under your PIR or PIR Plus.

     You should consult your registered representative to determine if you would benefit from PIR or PIR Plus. We may discontinue offering PIR or PIR Plus at any time. We may also modify the terms of these riders for new policies.

Living Benefit Rider (an Accelerated Death Benefit)

     This rider allows us to pay all or a portion of the death benefit once we receive satisfactory proof that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured's life expectancy.

     We will pay a "single-sum benefit" equal to:

     .    the death benefit on the date we pay the single-sum benefit;
          multiplied by
     . the election percentage of the death benefit you elect to receive; divided by
     . 1 + i ("i" equals the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater); minus
     . any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

     The maximum terminal illness death benefit used to determine the single-sum benefit as defined above is equal to:

     . the death benefit available under the Policy once we receive satisfactory proof that the insured is ill; plus
     .    the benefit available under any PIR or PIR Plus in force.
     .    a single-sum benefit may not be greater than $500,000.

+                                      46

         The election percentage is a percentage that you select. It may not be greater than 100%.

         We will not pay a benefit under the rider if the insured's terminal condition results from self-inflicted injuries that occur during the period specified in your Policy's suicide provision.

         The rider terminates at the earliest of:
         .  the date the Policy terminates;
         .  the date a settlement option takes effect;
         . the date we pay a single-sum benefit; or . the date you terminate the rider.

         We do not charge for this rider. This rider may not be available in all states, or its terms may vary depending on a state's insurance law requirements.

         The tax consequences of adding this rider to an existing Policy or requesting payment under the rider are uncertain and you should consult a tax advisor before doing so.

Additional Information

Sale of the Policies

         We will pay sales commissions to our life insurance agents who are registered representatives of broker-dealers. Other payments may be made for other services related to sale of the Policies.

         We have entered into a distribution agreement with AFSG Securities Corporation ("AFSG Securities") for the distribution and sale of the Policies. AFSG Securities is affiliated with us. AFSG Securities may sell the Policies by entering into selling agreements with other broker-dealers who in turn may sell the Policies through their sales representatives.

         See "Sale of the Policies" in the SAI for more information concerning compensation paid for the sale of Policies.

Legal Proceedings

         Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement, or on Western Reserve's ability to meet its obligations under the Policy.

Financial Statements

         The financial statements of Western Reserve and the separate account are included in the SAI.

Performance Data

Rates of Return

         The average rates of return in Table 1 reflect each subaccount's actual investment performance. The Table shows the historical investment experience of the subaccounts based on the subaccounts' historical investment experience. We do not show performance for subaccounts in operation for less than six months. This information does not represent or project future investment performance.

         Some portfolios began operation before their corresponding subaccount. For these portfolios, we have included in Table 2 below adjusted portfolio performance from the portfolio's inception date. The adjusted portfolio performance is designed to show the performance that would have resulted if the subaccount had been in operation during the time the portfolio was in operation.

         The numbers reflect the annual mortality and expense risk charge, investment management fees and direct fund expenses.

         These rates of return do not reflect other charges that are deducted under the Policy or from the separate account (such as the premium expense charge or the monthly deduction). If these charges were deducted, performance would be significantly lower.

         These rates of return are not estimates, projections or guarantees of future performance.

         We also show below comparable figures for the unmanaged Standard & Poor's Index of 500 Common Stocks ("S&P 500"), a widely used measure of stock market performance. The S&P 500 does not reflect any deduction for the expenses of operating and managing an investment portfolio.

                                     Table 1
                     Average Annual Subaccount Total Return
                   For the Periods Ended on December 31, 2001

                                                                                                 10 Years       Subaccount
                                                                                                    or           Inception
Subaccount                                        1 Year            3 Years       5 Years        Inception         Date
----------                                        ------            -------       -------        ---------         ----
WRL Van Kampen Emerging ......................    (33.83)%            5.50%       13.98%           16.15%        03/01/93
WRL T. Rowe Price Small Cap ..................    (10.52)%          N/A              N/A           (0.03)%       07/01/99
WRL PBHG Mid Cap Growth ......................    (36.50)%          N/A              N/A           (5.81)%       07/01/99
WRL Alger Aggressive Growth ..................    (17.20)%           (1.91)%      11.36%           12.47%        03/01/94
WRL Third Avenue Value .......................      5.22%            17.44%          N/A           10.60%        01/02/98
WRL Value Line Aggressive Growth .............    (11.21)%          N/A              N/A          (12.72)%       05/01/00
WRL American Century International ...........    (24.12)%           (7.50)%         N/A           (1.17)%       01/02/97
WRL Janus Global .............................    (23.53)%            1.94%        9.94%           14.24%        03/01/94
WRL Great Companies--Technology(SM) ..........    (37.51)%          N/A              N/A          (40.66)%       05/01/00
WRL Janus Growth+ ............................    (28.85)%           (7.45)%       8.52%            9.31%        10/02/86
WRL Marsico Growth ...........................    (14.86)%          N/A              N/A           (5.14)%       07/01/99
WRL GE U.S. Equity ...........................     (9.69)%            1.37%          N/A            9.82%        01/02/97
WRL Great Companies--America(SM) .............    (12.98)%          N/A              N/A           (0.95)%       05/01/00
WRL Salomon All Cap ..........................      1.18%           N/A              N/A           10.01%        07/01/99
WRL Dreyfus Mid Cap ..........................     (4.80)%          N/A              N/A            2.96%        07/01/99
WRL PBHG/NWQ Value Select ....................     (2.68)%            5.92%        6.80%            8.20%        05/01/96
WRL T. Rowe Price Dividend Growth ............     (5.02)%          N/A              N/A           (2.00)%       07/01/99
WRL Transamerica Value Balanced ..............      1.54%             3.32%        6.47%            9.16%        01/03/95
WRL LKCM Strategic Total Return ..............     (3.06)%            0.88%        6.14%            8.79%        03/01/93
WRL Clarion Real Estate Securities ...........     10.06%            10.47%          N/A            3.63%        05/01/98
WRL Federated Growth & Income ................     14.67%            11.59%       11.88%           11.09%        03/01/94
WRL AEGON Bond+ ..............................      7.11%             4.22%        5.82%            5.81%        10/02/86
WRL Transamerica Money Market+/(1)/ ..........      3.05%             3.98%        4.11%            3.52%        10/02/86
WRL Gabelli Global Growth ....................    (10.92)%          N/A              N/A          (14.78)%       09/01/00
WRL Great Companies--Global/2/ ...............    (17.58)%          N/A              N/A          (23.36)%       09/01/00
WRL LKCM Capital Growth/(2)/ .................    N/A               N/A              N/A          (35.70)%       02/05/01
WRL Munder Net50 .............................    (26.09)%          N/A              N/A           (8.62)%       07/01/99
S&P 500+ .....................................    (11.89)%           (1.03)%      10.70%           12.94%        10/02/86

+    Shows ten year performance.
(1) The current yield, which is for the seven day period ended 12/31/01, more closely reflects the current earnings of the subaccount than the total return. An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount's investment in shares of the underlying portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.
(2)  Not annualized.

         Because WRL Janus Balanced, WRL Conservative Asset Allocation, WRL Moderate Asset Allocation, WRL Moderately Aggressive Asset Allocation, WRL Aggressive Asset Allocation, WRL Transamerica Convertible Securities, WRL PIMCO Total Return, WRL Transamerica Equity, WRL Transamerica Growth Opportunities, WRL Transamerica U.S. Government Securities, WRL J. P. Morgan Enhanced Index, WRL Capital Guardian Value and WRL Capital Guardian U.S. Equity subaccounts commenced operations on May 1, 2002, the above Table does not reflect rates of return for these subaccounts.

                                     Table 2
            Adjusted Historical Portfolio Average Annual Total Return
                   For the Periods Ended on December 31, 2001

                                                                                                 10 Years        Portfolio
                                                                                                    or           Inception
Portfolio                                         1 Year            3 Years       5 Years        Inception         Date
---------                                         ------            -------       -------        ---------         ----
Van Kampen Emerging Growth ...................    (33.83)%            5.50%       13.98%           16.12%        03/01/93
T. Rowe Price Small Cap ......................    (10.52)%          N/A              N/A            4.26%        05/03/99
PBHG Mid Cap Growth ..........................    (36.50)%          N/A              N/A           (1.78)%       05/03/99
Alger Aggressive Growth ......................    (17.20)%           (1.91)%      11.36%           12.47%        03/01/94
Third Avenue Value ...........................      5.22%            17.44%          N/A           10.60%        01/02/98
Value Line Aggressive Growth .................    (11.21)%          N/A              N/A          (12.72)%       05/01/00
American Century International ...............    (24.12)%            7.50%          N/A           (1.17)%       01/02/97
Janus Global .................................    (23.53)%            1.94%        9.94%           14.24%        12/03/92
Great Companies--Technology(SM) ..............    (37.51)%          N/A              N/A          (40.66)%       05/01/00
Janus Growth+ ................................    (28.85)%           (7.45)%       8.52%            9.31%        10/02/86
Marsico Growth ...............................    (14.86)%          N/A              N/A           (3.63)%       05/03/99
GE U.S. Equity ...............................     (9.69)%            1.37%          N/A            9.82%        01/02/97
Great Companies--America(SM) .................    (12.98)%          N/A              N/A           (0.95)%       05/01/00
Salomon All Cap ..............................      1.18%           N/A              N/A           12.32%        05/03/99
Dreyfus Mid Cap ..............................     (4.80)%          N/A              N/A            4.87%        05/03/99
PBHG/NWQ Value Select ........................     (2.68)%            5.92%        6.80%            8.20%        05/01/96
T. Rowe Price Dividend Growth ................     (5.02)%          N/A              N/A           (1.84)%       05/03/99
Transamerica Value Balanced ..................      1.55%             3.32%        6.47%            9.16%        01/03/95
LKCM Strategic Total Return ..................     (3.06)%            0.88%        6.14%            8.79%        03/01/93
Clarion Real Estate Securities ...............     10.06%            10.47%          N/A            3.63%        05/01/98
Federated Growth & Income ....................     14.67%            11.59%       11.88%           11.09%        03/01/94
AEGON Bond+ ..................................      7.11%             4.22%        5.82%            5.81%        10/02/86
Transamerica Money Market/(1)/ + .............      3.06%             3.98%        4.11%            3.52%        10/02/86
Gabelli Global Growth ........................    (10.92)%             N/A           N/A          (14.78)%       09/01/00
Great Companies--Global/2/ ...................    (17.58)%             N/A           N/A          (23.36)%       09/01/00
LKCM Capital Growth ..........................    (39.54)%             N/A           N/A          (30.36)%       12/01/00
Munder Net50 .................................    (26.09)%             N/A           N/A           (5.82)%       05/03/99
Transamerica Equity/(3)/ + ...................    (18.37)%           (0.08)%      15.51%           19.21%        02/26/69
Transamerica Growth  Opportunities/(2)(4)/ ...    N/A                  N/A           N/A           10.79%        05/02/01
J.P. Morgan Enhanced Index/(5)/ ..............    (12.77)%           (3.39)%         N/A            8.02%        05/02/97
Capital Guardian Value/(6)/ ..................      5.68%             2.03%        6.97%           10.81%        05/27/93
Capital Guardian U.S. Equity/(7)/ ............     (4.25)%             N/A           N/A           (2.85)%       10/09/00
Transamerica U.S. Government
  Securities/(8)/ ............................      4.15%             3.76%        5.16%            5.19%        05/13/94


S&P 500+ .....................................    (11.89)%           (1.03)%      10.70%           12.94%        10/02/86

+    Shows ten year performance.
(1) The current yield, which is for the seven day period ended 12/31/01, more closely reflects the current earnings of the subaccount than the total return. An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount's investment in shares of the underlying portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.
(2)  Not annualized.
(3) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Growth Portfolio of Transamerica Variable Insurance Fund, Inc.
(4) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Small Company Portfolio of Transamerica Variable Insurance Fund, Inc.
(5) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Endeavor Enhanced Index Portfolio of Endeavor Series Trust.
(6) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Capital Guardian Value Portfolio of Endeavor Series Trust.
(7) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Capital Guardian U.S. Equity Portfolio of Endeavor Series Trust.
(8) The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Dreyfus U.S. Government Securities Portfolio of Endeavor Series Trust.

     Because Janus Balanced, Conservative Asset Allocation, Moderate Asset Allocation, Moderately Aggressive Asset Allocation, Aggressive Asset Allocation, Transamerica Convertible Securities and PIMCO Total Return portfolios commenced operations on May 1, 2002, the above Table does not reflect rates of return for these portfolios.

     The annualized yield for the WRL Transamerica Money Market subaccount for the seven days ended December 31, 2001 was 1.01%.

     Additional information regarding the investment performance of the portfolios appears in the fund prospectuses, which accompany this prospectus.

Table of Contents of the Statement of Additional Information

Glossary
The Policy - General Provisions
       Ownership Rights
       Our Right to Contest the Policy
       Suicide Exclusion
       Misstatement of Age or Gender
       Modifying the Policy
       Mixed and Shared Funding
       Addition, Deletion, or Substitution of Investments
Additional Information
       Settlement Options
       Additional Information about Western Reserve and the Separate Account Legal Matters
       Variations in Policy Provisions
       Personalized Illustrations of Policy Benefits
       Sale of the Policies
       Report to Owners
       Records
       Experts
       Financial Statements
Underwriters
       Underwriting Standards
IMSA
Performance Data
       Other Performance Data in Advertising Sales Literature
       Western Reserve's Published Ratings
Index to Financial Statements
         WRL Series Life Account
         Western Reserve Life Assurance Co. of Ohio

Glossary

accounts The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

attained age               The issue age of the person insured, plus the number
                           of completed years since the Policy date (for the initial specified amount) or the date of each increase in specified amount.

Base Policy                The WRL Freedom Elite Advisor variable life insurance
                           policy without any supplemental riders.

beneficiary(ies)           The person or persons you select to receive the death
                           benefit from this Policy. You name the primary beneficiary and contingent beneficiaries.

cash value                 The sum of your Policy's value in the subaccounts and
                           the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds     The amount we will pay to the beneficiary(ies) on the
                           insured's death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, and any due and unpaid monthly deductions.

fixed account              An option to which you may allocate net premiums and
                           cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate.

free-look period           The period during which you may return the Policy and
                           receive a refund as described in this prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

fund                       Investment company that is registered with the U.S.
                           Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the fund through our subaccounts. We reserve the right to add other registered investment companies to the Policy in the future.

in force While coverage under the Policy is active and the insured's life remains insured.

initial premium            The amount you must pay before insurance coverage
                           begins under this Policy. The initial premium is shown on the schedule page of your Policy.

insured                    The person whose life is insured by this Policy.

issue age                  The insured's age on his or her birthday nearest to
                           the Policy date.

lapse When life insurance coverage ends because you do not have enough cash value in the Policy to pay the monthly deduction and any outstanding loan amount, and you have not made a sufficient payment by the end of a grace period.

loan amount                The total amount of all outstanding Policy loans,
                           including both principal and interest due.

loan reserve account       A part of the fixed account to which amounts are
                           transferred as collateral for Policy loans.

maturity date              The Policy anniversary nearest the insured's 100th
                           birthday if the insured is living and the Policy is still in force. It is the date when life insurance coverage under this Policy ends. You may continue coverage, at your option, under the Policy's extended maturity date benefit provision.

minimum monthly guarantee    The amount shown on your Policy schedule page that
premium                      we use during the no lapse period to determine
                             whether a grace period will begin. We will adjust the minimum monthly guarantee premium if you change death benefit options, take a cash withdrawal or loan, decrease the specified amount, or add, increase or decrease a rider and you may need to pay additional premiums in order to keep the no lapse guarantee in place.

Monthiversary                This is the day of each month when we determine
                             Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deduction            The monthly Policy charge, plus the monthly cost of
                             insurance, plus the monthly charge for any riders added to your Policy.

net premium                  The part of your premium that we allocate to the
                             fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value          The amount we will pay you if you surrender the
                             Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any outstanding loan amount.

no lapse date                For a Policy issued to any insured ages 0-60, the
                             no lapse date is either the anniversary on which the insured's attained age is 65 or the twentieth
                             Policy anniversary, whichever is earlier. For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary. The no lapse date is specified in your Policy.

no lapse period              The period of time between the Policy date and the
                             no lapse date during which the Policy will not lapse if certain conditions are met.

office Our administrative office and mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777. Our hours are Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time.

planned periodic             A premium payment you make in a level amount at a
premium                      fixed interval over a specified period of time.

Policy date                  The date when our underwriting process is complete,
                             full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to make the monthly deductions. The Policy date is shown on the schedule page of your Policy.
                             If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure Policy months, years, and anniversaries from the Policy date.

portfolio                    One of the separate investment portfolios of the
                             fund.

premiums All payments you make under the Policy other than loan repayments.

premium expense level        The amount of premium used to determine the charge
                             applied to premium payments.

reallocation account         That portion of the fixed account where we hold the
                             net premium(s) from the record date until the reallocation date.

reallocation date            The date we reallocate all cash value held in the
                             reallocation account to the fixed account and subaccounts you selected on your application. We place your net premium in the reallocation account only if your state requires us to return the full premium in the event you exercise your free-look right. In those states the reallocation date is the record date, plus the number of days in your state's free-look period, plus five days. In all other states, the reallocation date is the record date.

record date                  The date we record your Policy on our books as an
                             in force Policy. The record date is generally the Policy date, unless the Policy is backdated. The record date is the date when, depending on the laws of the state governing your Policy (usually the state where you live), we allocate your net premium either to the reallocation account or to the fixed account and the subaccounts you selected on your application.

separate account             The WRL Series Life Account. It is a separate
                             investment account that is divided into
                             subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

specified amount             The minimum death benefit we will pay under the
                             Policy provided the Policy is in force. The initial specified amount is the amount shown on the Base
                             Policy's schedule page that you receive when the Policy is issued. The specified amount in force is the initial specified amount, adjusted for any decreases in the Base Policy's specified amount.
                             Other events such as a request to decrease the specified amount, change in death benefit option or take a cash withdrawal (if you choose Option A death benefit) may also affect the specified amount in force.

subaccount                   A subdivision of the separate account that invests
                             exclusively in shares of one investment portfolio of the fund.

termination                  When the insured's life is no longer insured under
                             the Policy.

valuation date               Each day the New York Stock Exchange is open for
                             trading. Western Reserve is open for business whenever the New York Stock Exchange is open.

valuation period             The period of time over which we determine the
                             change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (currently
                             4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York
                             Stock Exchange on the next valuation date.

we, us, our                  Western Reserve Life Assurance Co. of Ohio.
  (Western Reserve)

written notice               The written notice you must sign and send us to
                             request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our office.

you, your (owner             The person entitled to exercise all rights as owner
  or policyowner)             under the Policy.

Appendix A
Wealth Indices of Investments in the U.S. Capital Market

         The information below graphically depicts the growth of $1.00 invested in large company stocks, small company stocks, long-term government bonds, Treasury bills, and hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 2001. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small stock index starting in 1982.

         Each of the cumulative index values is initialized at $1.00 at year-end 1925. The graph illustrates that large company stocks and small company stocks have the best performance over the entire 76-year period: investments of $1.00 in these assets would have grown to $2,279.13 and $7,860.05, respectively, by year-end 2001. This higher growth was achieved by investments involving substantial risk. In contrast, long-term government bonds (with an approximate 20-year maturity), which exposed the holder to much less risk, grew to only $50.66.

         The lowest-risk strategy over the past 76 years (for those with short-term time horizons) was to buy U.S. Treasury bills. Since U.S. Treasury bills tended to track inflation, the resulting real (inflation-adjusted) returns were near zero for the entire 1925 - 2001 period.

                     GRAPH TO BE PROVIDED IN NEXT AMENDMENT

                    Compound Annual Rates of Return by Decade

                                 1920s*   1930s    1940s    1950s    1960s    1970s   1980s    1990s  2000s**   1992-01
                                 ------   -----    -----    -----    -----    -----   -----    -----  -------   -------
Large Company ...............     19.2%   -0.1%     9.2%    19.4%     7.8%     5.9%   17.5%    18.2%   -10.5%    12.9%
Small Company ...............     -4.5     1.4     20.7     16.9     15.5     11.5    15.8     15.1      8.8     15.6
Long-Term Corp. .............      5.2     6.9      2.7      1.0      1.7      6.2    13.0      8.3     11.8      8.1
Long-Term Govt ..............      5.0     4.9      3.2     -0.1      1.4      5.5    12.6      9.0     12.2      8.7
Inter-Term Govt .............      4.2     4.6      1.8      1.3      3.5      7.0    11.9      7.2     10.1      6.7
Treasury Bills ..............      3.7     0.6      0.4      1.9      3.9      6.3     8.9      4.9      4.9      4.6
Inflation ...................     -1.1    -2.0      5.4      2.2      2.5      7.4     5.1      2.9      2.5      2.5

 *  Based on the period 1926-1929.
**  Based on the period 2000-2001.

Used with permission. 2002 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

Appendix B
Premium Expense Level Per Thousand
(Based on the gender and rate class of the insured)
================================================================================

                       Male               Male                     Male/           Female                    Female
Issue            Ultimate Select/   Ultimate Standard/             Female     Ultimate Select/         Ultimate Standard/
Age                   Select            Standard                 Juvenile          Select                   Standard
---                   ------            --------                 --------          ------                   --------

0                       N/A                 N/A                   11.76              N/A                        N/A
1                       N/A                 N/A                    8.16              N/A                        N/A
2                       N/A                 N/A                    8.16              N/A                        N/A
                        N/A                 N/A                    7.92              N/A                        N/A
4                       N/A                 N/A                    7.68              N/A                        N/A
5                       N/A                 N/A                    7.68              N/A                        N/A
6                       N/A                 N/A                    7.68              N/A                        N/A
7                       N/A                 N/A                    7.68              N/A                        N/A
8                       N/A                 N/A                    7.68              N/A                        N/A
9                       N/A                 N/A                    7.68              N/A                        N/A
10                      N/A                 N/A                    7.68              N/A                        N/A
11                      N/A                 N/A                    7.68              N/A                        N/A
12                      N/A                 N/A                    7.68              N/A                        N/A
13                      N/A                 N/A                    7.92              N/A                        N/A
14                      N/A                 N/A                    8.16              N/A                        N/A
15                      N/A                 N/A                    8.40              N/A                        N/A
16                      N/A                 N/A                    8.52              N/A                        N/A
17                      N/A                 N/A                    8.88              N/A                        N/A
18                     8.72                9.20                                     8.72                       9.20
19                     8.84                9.32                                     8.84                       9.32
20                     8.96                9.44                                     8.96                       9.44
21                     9.16                9.88                                     9.16                       9.64
22                     9.32               10.04                                     9.32                       9.80
23                     9.52               10.24                                     9.52                      10.00
24                     9.68               10.40                                     9.68                      10.40
25                     9.88               10.84                                     9.88                      10.60
26                    10.56               11.28                                    10.32                      11.04
27                    11.00               11.72                                    10.76                      11.48
28                    11.40               12.12                                    11.16                      12.12
29                    12.08               12.80                                    11.84                      12.56
30                    12.52               13.24                                    12.28                      13.00
31                    13.04               14.00                                    12.80                      13.52
32                    13.76               14.48                                    13.52                      14.24
33                    14.28               15.24                                    14.04                      14.76
34                    14.76               15.96                                    14.52                      15.48
35                    15.52               16.48                                    15.28                      16.00
36                    16.20               17.40                                    15.96                      16.92
37                    17.20               18.40                                    16.72                      17.92
38                    18.12               19.56                                    17.64                      18.60
39                    19.08               20.76                                    18.36                      19.56


                Male                      Male                     Female               Female
Issue     Ultimate Select/         Ultimate Standard/         Ultimate Select/    Ultimate Standard/
Age            Select                   Standard                   Select              Standard
---            ------                   --------                   ------              --------
40             20.28                     21.96                     19.32                 20.52
41             21.64                     23.56                     20.68                 22.12
42             23.08                     25.24                     22.12                 23.80
43             24.44                     27.08                     23.72                 25.40
44             26.04                     29.16                     25.08                 27.00
45             27.44                     31.04                     26.48                 28.64
46             28.72                     32.80                     27.52                 30.16
47             30.00                     34.56                     28.80                 31.92
48             31.28                     36.32                     29.84                 33.44
49             33.04                     38.32                     31.12                 35.20
50             34.56                     40.56                     32.40                 36.96
51             36.32                     42.56                     33.68                 38.72
52             38.04                     45.24                     35.64                 40.92
53             40.00                     47.68                     37.36                 43.36
54             41.72                     50.84                     39.32                 45.56
55             44.08                     54.16                     41.44                 48.64
56             47.04                     58.08                     44.40                 52.08
57             50.68                     62.44                     47.32                 56.44
58             53.76                     66.48                     49.68                 59.76
59             55.68                     69.36                     50.64                 61.68
60             60.08                     74.00                     54.08                 65.84
61             64.80                     79.04                     58.24                 70.56
62             69.60                     84.08                     62.48                 75.12
63             74.40                     89.12                     66.72                 79.68
64             79.20                     94.16                     70.96                 84.24
65             84.00                     99.20                     75.20                 88.80
66             87.60                    104.24                     78.68                 93.36
67             91.20                    109.28                     82.16                 97.92
68             94.80                    114.32                     85.64                102.48
69             98.40                    119.36                     89.12                107.04
70            102.00                    124.40                     92.60                111.60
71            105.60                    129.44                     96.08                116.16
72            109.20                    134.48                     99.56                120.72
73            112.80                    139.52                    103.04                125.28
74            116.40                    144.56                    106.52                129.84
75            120.00                    149.60                    110.00                134.40
76            126.00                    154.64                    115.00                138.96
77            132.00                    159.68                    120.00                143.52
78            138.00                    164.72                    125.00                148.08
79            144.00                    169.76                    130.00                152.64
80            150.00                    174.80                    135.00                157.20
81            156.00                    179.84                    140.00                161.76
82            162.00                    184.88                    145.00                166.32
83            168.00                    189.92                    150.00                170.88
84            174.00                    194.96                    155.00                175.44
85            180.00                    200.00                    160.00                180.00

Prospectus Back Cover

Personalized Illustrations of Policy Benefits

     In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge, with certain personalized hypothetical illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount, death benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations also will reflect the arithmetic average portfolio expenses for 2001. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Inquiries

     To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

     For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our office at:

                       Western Reserve Life
                       P.O. Box 5068
                       Clearwater, Florida 33758-5068
                       1-800-851-9777
                       Facsimile: 1-727-299-1648
                       (Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time) www.westernreserve.com



     More information about the Registrant (including the SAI) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-942-8090. You may also obtain copies of reports and other information about the Registrant on the SEC's website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by the writing the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549-0102. The Registrant's file numbers are listed below.

SEC File No. 333-_____/811-4420

AG08700-02/03

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

___________, 2003

                          WRL FREEDOM ELITE ADVISOR(SM)
                                 issued through
                             WRL Series Life Account
                                       by
                   Western Reserve Life Assurance Co. of Ohio
                              570 Carillon Parkway
                          St. Petersburg, Florida 33716
                                 1-800-851-9777
                                 (727) 299-1800

This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the WRL Freedom Elite AdvisorSM flexible premium variable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated _________, 2003 by calling 1-800-851-9777 (Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time), or by writing to the administrative office at, Western Reserve Life, P.O. Box 5068, Clearwater, Florida 33758-5068. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

  This SAI is not a prospectus and should be read only in conjunction with the prospectus for the Policy and the WRL Series Life Account.

Table of Contents
====================================================================================================
Glossary .................................................................................      1
The Policy - General Provisions ..........................................................      4
      Ownership Rights ...................................................................      4
      Our Right to Contest the Policy ....................................................      5
      Suicide Exclusion ..................................................................      5
      Misstatement of Age or Gender ......................................................      5
      Modifying the Policy ...............................................................      5
      Mixed and Shared Funding ...........................................................      5
      Addition, Deletion, or Substitution of Investments .................................      6
Additional Information ...................................................................      6
      Settlement Options .................................................................      6
      Additional Information about Western Reserve and the Separate Account ..............      7
      Legal Matters ......................................................................      8
      Variations in Policy Provisions ....................................................      8
      Personalized Illustrations of Policy Benefits ......................................      8
      Sale of the Policies ...............................................................      8
      Reports to Owners ..................................................................      9
      Records ............................................................................      9
      Experts ............................................................................      9
      Financial Statements ...............................................................     10
Underwriters .............................................................................     10
      Underwriting Standards .............................................................     10
IMSA .....................................................................................     10
Performance Data .........................................................................     10
      Other Performance Data in Advertising Sales Literature .............................     10
      Western Reserve's Published Ratings ................................................     11
Index to Financial Statements ............................................................     11
      WRL Series Life Account ............................................................     12
      Western Reserve Life Assurance Co. of Ohio .........................................     55

Glossary
================================================================================

accounts The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

attained age        The issue age of the person insured, plus the number of
                    completed years since the Policy date (for the initial specified amount) or the date of each increase in specified amount.

Base Policy         The WRL Freedom Elite Advisor variable life insurance Ploicy policy without any supplemental riders.

beneficiary(ies)    The person or persons you select to receive the death
                    benefit from this Policy. You name the primary beneficiary and contingent beneficiaries.

cash value          The sum of your Policy's value in the subaccounts and the
                    fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit       The amount we will pay to the beneficiary(ies) on the
proceeds            insured's death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, and any due and unpaid monthly deductions.

fixed account       An option to which you may allocate net premiums and cash
                    value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate.

free-look period    The period during which you may return the Policy and
                    receive a refund as described in this prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

fund                Investment company that is registered with the U.S.
                    Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the fund through our subaccounts. We reserve the right to add other registered investment companies to the Policy in the future.

in force While coverage under the Policy is active and the insured's life remains insured.

initial premium     The amount you must pay before insurance coverage begins
                    under this Policy. The initial premium is shown on the schedule page of your Policy.

insured             The person whose life is insured by this Policy.

issue age           The insured's age on his or her birthday nearest to the
                    Policy date.

lapse When life insurance coverage ends because you do not have enough cash value in the Policy to pay the monthly deduction and any outstanding loan amount, and you have not made a sufficient payment by the end of a grace period.

loan amount         The total amount of all outstanding Policy loans, including both principal and interest due.

loan reserve        A part of the fixed account to which amounts are transferred
account             as collateral for Policy loans.

maturity date       The Policy anniversary nearest the insured's 100th birthday if the insured is living and the Policy is still in force.
                    It is the date when life insurance coverage under this Policy ends. You may continue coverage, at your option, under the Policy's extended maturity date benefit provision.

minimum monthly      The amount shown on your Policy schedule page that we use
guarantee premium    during the no lapse period to determine whether a grace
                     period will begin. We will adjust the minimum monthly guarantee premium if you change death benefit options, take a cash withdrawal or loan, decrease the specified amount, or add, increase or decrease a rider and you may need to pay additional premiums in order to keep the no lapse guarantee in place.

Monthiversary        This is the day of each month when we determine Policy
                     charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deduction    The monthly Policy charge, plus the monthly cost of
                     insurance, plus the monthly charge for any riders added to your Policy.

net premium          The part of your premium that we allocate to the fixed
                     account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value  The amount we will pay you if you surrender the Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any outstanding loan amount.

no lapse date        For a Policy issued to any insured ages 0-60, the no lapse date is either the anniversary on which the insured's attained age is 65 or the twentieth Policy anniversary, whichever is earlier. For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary. The no lapse date is specified in your Policy.

no lapse period      The period of time between the Policy date and the no lapse date during which the Policy will not lapse if certain conditions are met.

office Our administrative office and mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777. Our hours are Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time.

planned periodic     A premium payment you make in a level amount at a fixed
premium              interval over a specified period of time.

Policy date          The date when our underwriting process is complete, full
                     life insurance coverage goes into effect, the initial premium payment has been received, and we begin to make the monthly deductions. The Policy date is shown on the schedule page of your Policy. If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure Policy months, years, and anniversaries from the Policy date.

portfolio            One of the separate investment portfolios of the fund.

premiums All payments you make under the Policy other than loan repayments.

premium expense      The amount of premium used to determine the charge applied
level                to premium payments.

reallocation         That portion of the fixed account where we hold the net
account              premium(s) from the record date until the reallocation
                     date.

reallocation date    The date we reallocate all cash value held in the
                     reallocation account to the fixed account and subaccounts you selected on your application. We place your net premium in the reallocation account only if your state requires us to return the full premium in the event you exercise your free-look right. In those states the reallocation date is the record date, plus the number of days in your state's free-look period, plus five days. In all other states, the reallocation date is the record date.

record date          The date we record your Policy on our books as an in force
                     Policy. The record date is generally the Policy date, unless the Policy is backdated. The record date is the date when, depending on the laws of the state governing your Policy (usually the state where you live), we allocate your net premium either to the reallocation account or to the fixed account and the subaccounts you selected on your application.

separate account     The WRL Series Life Account. It is a separate investment
                     account that is divided into subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

specified amount     The minimum death benefit we will pay under the Policy
                     provided the Policy is in force. The initial specified amount is the amount shown on the Base Policy's schedule page that you receive when the Policy is issued. The specified amount in force is the initial specified amount, adjusted for any decreases in the Base Policy's specified amount. Other events such as a request to decrease the specified amount, a change in death benefit option or take a cash withdrawal (if you choose Option A death benefit) may also affect the specified amount in force.

subaccount           A subdivision of the separate account that invests
                     exclusively in shares of one investment portfolio of the fund.

termination          When the insured's life is no longer insured under the
                     Policy.

valuation date       Each day the New York Stock Exchange is open for trading.
                     Western Reserve is open for business whenever the New York
                     Stock Exchange is open.

valuation period     The period of time over which we determine the change in
                     the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock
                     Exchange (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our          Western Reserve Life Assurance Co. of Ohio.
 (Western Reserve)

written notice       The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our office.

you, your (owner     The person entitled to exercise all rights as owner under
 or policyowner)     the Policy.

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

The Policy - General Provisions

Ownership Rights

     The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner    .    Change the owner by providing written notice to us at
                           our office at any time while the insured is alive and the Policy is in force.
                      .    Change is effective as of the date that the written
                           notice is accepted by us at our office.
                      .    Changing the owner does not automatically change the
                           beneficiary.
                      .    Signature of the owner's spouse is required if the
                           owner is a resident of: California, Nevada or Washington.
                      .    Changing the owner may have tax consequences. You
                           should consult a tax advisor before changing the owner.
                      .    We are not liable for payments we made before we
                           received the written notice at our office.

Choosing the
 Beneficiary          .    The owner designates the beneficiary (the person to
                           receive the death benefit when the insured dies) in the application.
                      .    If the owner designates more than one beneficiary,
                           then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
                      .    If the beneficiary dies before the insured, then any
                           contingent beneficiary becomes the beneficiary.
                      .    If both the beneficiary and contingent beneficiary
                           die before the insured, then the death benefit will be paid to the owner or the owner's estate upon the insured's death.

Changing the
 Beneficiary          .    The owner changes the beneficiary by providing
                           written notice to us at our office.
                      .    Change is effective as of the date the owner signs
                           the written notice.
                      .    Signature of the owner's spouse is required if the
                           owner is a resident of: California, Nevada or Washington.
                      .    We are not liable for any payments we made before we
                           received the written notice at our office.

Assigning the
 Policy               .    The owner may assign Policy rights while the insured
                           is alive.
                      .    Signature of the owner's spouse is required if the
                           owner is a resident of: California, Nevada or Washington.
                      .    The owner retains any ownership rights that are not
                           assigned.
                      .    Assignee may not change the owner or the beneficiary,
                           and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
                      .    Claims under any assignment are subject to proof of
                           interest and the extent of the assignment.

                      .    We are not:
                           ->   bound by any assignment unless we receive a
                                written notice of the assignment at our office;
                           ->   responsible for the validity of any assignment;
                           ->   liable for any payment we made before we
                                received written notice of the assignment at our office; or
                           ->   bound by any assignment which results in adverse
                                tax consequences to the owner, insured(s) or beneficiary(ies).
                      . Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Our Right to Contest the Policy

     In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

     In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

     If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum.

Misstatement of Age or Gender

     If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender.

Modifying the Policy

     Only our President or Secretary may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

     If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

Mixed and Shared Funding

     In addition to the separate account, shares of the portfolios are also sold to other separate accounts that we (or our affiliates) establish to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Neither the fund nor we currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners. However, the fund's Board of Directors will monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

     If the fund's Board of Directors were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Addition, Deletion, or Substitution of Investments

     We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgement further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

     We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of the fund, or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

     In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

Additional Information

Settlement Options

     If you surrender the Policy, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

     Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

     Under any settlement option, the dollar amount of each payment will depend on four things:

     . the amount of the surrender on the surrender date or death benefit proceeds on the insured's date of death;
     . the interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3.0%);
     .    the mortality tables we use; and
     .    the specific payment option(s) you choose.

Option 1--Equal Monthly            .   We will pay the proceeds, plus interest,
Installments for a Fixed Period        in equal monthly installments for a fixed
                                       period of your choice, but not longer
                                       than 240 months.

                                   . We will stop making payments once we have made all the payments for the period selected.

Option 2--Equal Monthly            At your or the beneficiary's direction, we
Installments for Life (Life        will make equal monthly installments:
Income)

                                   .   only for the life of the payee, at the
                                       end of which payments will end; or
                                   .   for the longer of the payee's life, or
                                       for 10 years if the payee dies before the end of the first 10 years of payments; or
                                   .   for the longer of the payee's life, or
                                       until the total amount of all payments we have made equals the proceeds that were applied to the settlement option.

Option 3--Equal Monthly            .   We will make equal monthly payments
Installments for the Life              during the joint lifetime of two persons,
of the Payee and then to a             first to a chosen payee, and then to a
Designated Survivor (Joint             co-payee, if living, upon the death of
and Survivor)                          the payee.
                                   .   Payments to the co-payee, if living, upon
                                       the payee's death will equal either:
                                       ->   the full amount paid to the payee
                                            before the payee's death; or
                                       ->   two-thirds of the amount paid to the
                                            payee before the payee's death.
                                   .   All payments will cease upon the death of
                                       the co-payee.

Additional Information about Western Reserve and the Separate Account

     Western Reserve is a stock life insurance company that is wholly-owned by First AUSA Life Insurance Company, which, in turn, is wholly-owned indirectly by AEGON USA, Inc., which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. Western Reserve's office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202 and the mailing address is P.O. Box 5068, Clearwater, Florida 33758-5068.

     Western Reserve was incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

     Western Reserve established the separate account as a separate investment account under Ohio law in 1985. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws.

     Western Reserve holds the assets of the separate account physically segregated and apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of

AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

Legal Matters

     Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. All matters of Ohio law pertaining to the Policy have been passed upon by Thomas E. Pierpan, Senior Vice President, General Counsel and Assistant Secretary of Western Reserve.

Variations in Policy Provisions

     Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include restrictions on use of the fixed account and different interest rates charged and credited on Policy loans. Please refer to your Policy, since any variations will be included in your Policy or in riders or endorsements attached to your Policy.

Personalized Illustrations of Policy Benefits

     In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request.

     The illustrations also will reflect the average portfolio expenses for 2001. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Sale of the Policies

     The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with Western Reserve and AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. Both AFSG and Western Reserve are indirect subsidiaries of AEGON U.S. Corporation. AFSG is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AFSG was organized on March 12, 1986 under the laws of the State of Pennsylvania. The Principal Underwriting Agreement between AFSG and Western Reserve on behalf of its separate account went into effect May 1, 1999. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. The sales commission payable to Western Reserve agents or other registered representatives may vary with the sales agreement, but it is not expected to be greater than:

     . 10% of all premiums you make up to the premium expense level in the first Policy year, plus
     . 9% of all premiums you make up to the premium expense level in Policy years 2 through 10; plus
     . 2.5% of all premiums in excess of the premium expense level in Policy years 1 - 10; plus
     .    2.5% of all premiums in Policy years 11+.

We will pay an additional trail commission of up to 0.38% of the Policy's cash value on the Policy anniversary for Policy year's 5 - 10 and .0.75% of the Policy's cash value on the Policy anniversary for Policy year's 11+ and each anniversary thereafter where the cash value (minus amounts attributable to loans) equals at least $5,000. In addition, certain production, persistency and managerial bonuses may be paid.

     During fiscal years 2001 and 2000, AFSG received $56,595,212 and $113,821,344, respectively, as sales compensation with respect to the Policies. No amounts were retained by AFSG.

     To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Payments may also be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literatures, and similar services.

     We intend to recoup commissions and other sales expenses through: the premium expense charge, the cost of insurance charge, the mortality and expense risk charge, and earnings on amounts allocated under the Policies to the fixed account and the loan account. Commissions paid on sales of the Policies, including other sales incentives, are not directly charged to policyowners.

     We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the policyowners or the separate account.

Reports to Owners

     At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

[X]  the current cash value
[X]  the current net surrender value
[X]  the current death benefit
[X]  outstanding loans
[X]  any activity since the last report
[X]  projected values
[X]  investment experience of each subaccount
[X]  any other information required by law

     You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in specified amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Records

     We will maintain all records relating to the separate account and the fixed account.

Experts

     The financial statements of WRL Series Life Account at December 31, 2001 and for each of the two years in the period ended December 31, 2001, appearing in this SAI and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The statutory-basis financial statements and schedules of Western Reserve at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, appearing in this SAI and registration statement have been audited by Ernst & Young LLP, located at 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Actuarial matters included in this SAI have been examined by Alan Yaeger, Executive Vice President, Actuary and Chief Financial Officer of Western Reserve, as stated in the opinion filed as an exhibit to the registration statement.

Financial Statements

     Western Reserve's financial statements and schedules appear on the following pages. These financial statements and schedules should be distinguished from the separate account's financial statements and you should consider these financial statements and schedules only as bearing upon Western Reserve's ability to meet our obligations under the Policies. You should not consider our financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

     Western Reserve's financial statements and schedules at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, have been prepared on the basis of statutory accounting principles rather than accounting principles generally accepted in the United States.

Underwriters

Underwriting Standards

     This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

     Your cost of insurance charge will vary by the insured's gender, issue age on the Policy date, and rate class. We currently place insureds into the following rate classes:

     .    ultimate select (preferred) non-tobacco use;
     .    select (non-preferred) non-tobacco use;
     .    ultimate standard (preferred) tobacco use;
     .    standard (non-preferred) tobacco use; and
     .    juvenile-under 18.

     We also place insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco. We currently charge lower cost of insurance rates for insureds who are in an "ultimate class." An ultimate class is only available if our underwriting guidelines require you to take a blood test because of the specified amount you have chosen.

IMSA

     We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the "Consumer" section or by contacting IMSA at 202-624-2121.

Performance Data

Other Performance Data in Advertising Sales Literature

     We may compare each subaccount's performance to the performance of:

       .      other variable life issuers in general;
       .      variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper
              Analytical Services, Inc. ("Lipper") and Morningstar, Inc.
              ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall
              Street Journal, Business Week, Barron's, Kiplinger's Personal
              Finance, and Fortune);
              ->     Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks
                     such policies and contracts on the basis of total return,
                     and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense
                     deductions at the separate account level.
       .      the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;
              ->     unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of
                     operating or managing an investment portfolio; or
       .      other types of investments, such as:
              ->     certificates of deposit;
              ->     savings accounts and U.S. Treasuries;
              ->     certain interest rate and inflation indices (e.g., the
                     Consumer Price Index); or
              ->     indices measuring the performance of a defined group of
                     securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman
                     Brothers Corporate Bond Index, or Lehman Brothers
                     Government Bond Index).

Western Reserve's Published Ratings

       We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the fund or it's portfolios, or to their performance.

Index to Financial Statements

WRL Series Life Account:
   Report of Independent Auditors, dated January 31, 2002
   Statements of Assets and Liabilities at December 31, 2001
   Statements of Operations for the year ended December 31, 2001
   Statements of Changes in Net Assets for the years ended December 31, 2001 and 2000
   Notes to the Financial Statements

Western Reserve Life Assurance Co. of Ohio
   Report of Independent Auditors, dated February 15, 2002
   Statutory-Basis Balance Sheets at December 31, 2001 and 2000
   Statutory-Basis Statements of Operations for the years ended December 31, 2001, 2000 and 1999
   Statutory-Basis Statements of Changes in Capital and Surplus for the years ended December 31, 2001, 2000 and 1999
   Statutory-Basis Statements of Cash Flow for the years ended December 31, 2001, 2000 and 1999
   Notes to Financial Statements--Statutory-Basis
   Statutory-Basis Financial Statement Schedules

                         Report of Independent Auditors

The Board of Directors and Policy Owners
 of the WRL Series Life Account
Western Reserve Life Assurance Company of Ohio

We have audited the accompanying statements of assets and liabilities of each of the subaccounts constituting the WRL Series Life Account (the "Separate Account," a separate account of Western Reserve Life Assurance Co. of Ohio) as of December 31, 2001, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of mutual fund shares owned as of December 31, 2001, by correspondence with the mutual fund's transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the WRL Series Life Account at December 31, 2001, and the results of their operations and changes in net assets for the periods indicated thereon, in conformity with accounting principles generally accepted in the United States.




Des Moines, Iowa
January 31, 2002

WRL Series Life Account
Statements of Assets and Liabilities
At December 31, 2001
(all amounts except per unit amounts in thousands)

                                                                                                                        WRL
                                                          WRL              WRL            WRL            WRL            LKCM
                                                      J.P. Morgan         AEGON          Janus          Janus         Strategic
                                                     Money Market         Bond          Growth         Global       Total Return
                                                      Subaccount       Subaccount     Subaccount     Subaccount      Subaccount
Assets:
    Investment in securities:
         Number of shares ..........................      82,155           3,797          21,422         17,130          6,605
                                                       =========       =========      ==========      =========      =========
         Cost ......................................   $  82,155       $  43,884      $1,041,848      $ 423,082      $  98,671
                                                       =========       =========      ==========      =========      =========
Investment, at net asset value .....................   $  82,155       $  45,408      $  699,423      $ 313,827      $  95,309
Dividend receivable ................................          13               0               0              0              0
Transfers receivable from depositor ................         249               0             240             85             22
                                                       ---------       ---------      ----------      ---------      ---------
Total assets .......................................      82,417          45,408         699,663        313,912         95,331
                                                       ---------       ---------      ----------      ---------      ---------
Liabilities:
Accrued expenses ...................................           0               0               0              0              0
Transfers payable to depositor .....................           0             699               0              0              0
                                                       ---------       ---------      ----------      ---------      ---------
Total liabilities ..................................           0             699               0              0              0
                                                       ---------       ---------      ----------      ---------      ---------
Net assets .........................................   $  82,417       $  44,709      $  699,663      $ 313,912      $  95,331
                                                       =========       =========      ==========      =========      =========
Net Assets Consists of:
Policy owners' equity ..............................   $  82,417       $  44,709      $  699,663      $ 313,912      $  95,331
Depositor's equity .................................           0               0               0              0              0
                                                       ---------       ---------      ----------      ---------      ---------
Net assets applicable to units outstanding .........   $  82,417       $  44,709      $  699,663      $ 313,912      $  95,331
                                                       =========       =========      ==========      =========      =========
Policy owners' units ...............................       4,349           1,725           9,583         12,912          4,517
Depositor's units ..................................           0               0               0              0              0
                                                       ---------       ---------      ----------      ---------      ---------
Units outstanding ..................................       4,349           1,725           9,583         12,912          4,517
                                                       =========       =========      ==========      =========      =========
Accumulation unit value ............................   $   18.95       $   25.91      $    73.01      $   24.31      $   21.10
                                                       =========       =========      ==========      =========      =========

See accompanying notes.

WRL Series Life Account
Statements of Assets and Liabilities
At December 31, 2001
(all amounts except per unit amounts in thousands)

                                                                 WRL
                                                                 Van             WRL                          WRL            WRL
                                                               Kampen           Alger           WRL        Federated    Transamerica
                                                              Emerging       Aggressive        AEGON       Growth &         Value
                                                               Growth          Growth        Balanced       Income        Balanced
                                                             Subaccount      Subaccount     Subaccount    Subaccount     Subaccount
Assets:
    Investment in securities:
         Number of shares .................................      19,892         15,214           1,733         3,770         3,152
                                                              =========      =========      ==========     =========     =========
         Cost .............................................   $ 635,383      $ 328,586      $   21,763     $  50,591     $  42,809
                                                              =========      =========      ==========     =========     =========
    Investment, at net asset value ........................   $ 386,700      $ 248,600      $   22,030     $  57,600     $  41,892
    Dividend receivable ...................................           0              0               0             0             0
    Transfers receivable from depositor ...................         203            152              31           231            42
                                                              ---------      ---------      ----------     ---------     ---------
         Total assets .....................................     386,903        248,752          22,061        57,831        41,934
                                                              ---------      ---------      ----------     ---------     ---------
Liabilities:
    Accrued expenses ......................................           0              0               0             0             0
    Transfers payable to depositor ........................           0              0               0             0             0
                                                              ---------      ---------      ----------     ---------     ---------
         Total liabilities ................................           0              0               0             0             0
                                                              ---------      ---------      ----------     ---------     ---------
         Net assets .......................................   $ 386,903      $ 248,752      $   22,061     $  57,831     $  41,934
                                                              =========      =========      ==========     =========     =========
Net Assets Consists of:
    Policy owners' equity .................................   $ 386,903      $ 248,752      $   22,061     $  57,831     $  41,934
    Depositor's equity ....................................           0              0               0             0             0
                                                              ---------      ---------      ----------     ---------     ---------
         Net assets applicable to units outstanding .......   $ 386,903      $ 248,752      $   22,061     $  57,831     $  41,934
                                                              =========      =========      ==========     =========     =========
    Policy owners' units ..................................      10,305          9,881           1,426         2,531         2,270
    Depositor's units .....................................           0              0               0             0             0
                                                              ---------      ---------      ----------     ---------     ---------
         Units outstanding ................................      10,305          9,881           1,426         2,531         2,270
                                                              =========      =========      ==========     =========     =========
         Accumulation unit value ..........................   $   37.54      $   25.17      $    15.47     $   22.85     $   18.47
                                                              =========      =========      ==========     =========     =========

See accompanying notes.

WRL Series Life Account
Statements of Assets and Liabilities
At December 31, 2001
(all amounts except per unit amounts in thousands)

                                                                                                                       WRL
                                                               WRL           WRL           WRL           WRL          Third
                                                            C.A.S.E.         NWQ      International      GE          Avenue
                                                             Growth     Value Equity     Equity      U.S. Equity      Value
                                                           Subaccount    Subaccount    Subaccount    Subaccount    Subaccount
Assets:
Investment in securities:
    Number of shares ...................................       2,780         2,333         1,045         2,292         2,361
                                                            ========      ========      ========      ========      ========
        Cost ...........................................    $ 34,310      $ 32,071      $ 11,685      $ 34,389      $ 32,340
                                                            ========      ========      ========      ========      ========
Investment, at net asset value .........................    $ 17,845      $ 32,877      $  7,992      $ 30,992      $ 34,281
    Dividend receivable ................................           0             0             0             0             0
    Transfers receivable from depositor ................           2            13           191            28            64
                                                            --------      --------      --------      --------      --------
        Total assets ...................................      17,847        32,890         8,183        31,020        34,345
                                                            --------      --------      --------      --------      --------
Liabilities:
    Accrued expenses ...................................           0             0             0             0             0
    Transfers payable to depositor .....................           0             0             0             0             0
                                                            --------      --------      --------      --------      --------
        Total liabilities ..............................           0             0             0             0             0
                                                            --------      --------      --------      --------      --------
        Net assets .....................................    $ 17,847      $ 32,890      $  8,183      $ 31,020      $ 34,345
                                                            ========      ========      ========      ========      ========
Net Assets Consists of:
    Policy owners' equity ..............................    $ 17,847      $ 32,890      $  8,183      $ 31,020      $ 34,345
    Depositor's equity .................................           0             0             0             0             0
                                                            --------      --------      --------      --------      --------
        Net assets applicable to units outstanding .....    $ 17,847      $ 32,890      $  8,183      $ 31,020      $ 34,345
                                                            ========      ========      ========      ========      ========
    Policy owners' units ...............................       1,963         2,103           868         1,942         2,296
    Depositor's units ..................................           0             0             0             0             0
                                                            --------      --------      --------      --------      --------
        Units outstanding ..............................       1,963         2,103           868         1,942         2,296
                                                            ========      ========      ========      ========      ========
        Accumulation unit value ........................    $   9.09      $  15.64      $   9.43      $  15.97      $  14.96
                                                            ========      ========      ========      ========      ========

See accompanying notes.

WRL Series Life Account
Statements of Assets and Liabilities
At December 31, 2001
(all amounts except per unit amounts in thousands)

                                                               WRL             WRL                          WRL            WRL
                                                           J.P. Morgan       Goldman          WRL         T. Rowe        T. Rowe
                                                           Real Estate        Sachs         Munder         Price          Price
                                                           Securities        Growth          Net50    Dividend Growth   Small Cap
                                                           Subaccount      Subaccount     Subaccount    Subaccount     Subaccount
Assets:

    Investment in securities:
        Number of shares ..............................          702            411             346            353            620
                                                           =========      =========      ==========      =========      =========
        Cost ..........................................    $   7,588      $   3,744      $    3,354      $   3,370      $   6,760
                                                           =========      =========      ==========      =========      =========
    Investment, at net asset value ....................    $   7,865      $   3,737      $    2,792      $   3,416      $   6,803
    Dividend receivable ...............................            0              0               0              0              0
    Transfers receivable from depositor ...............           34             13              12              3             29
                                                           ---------      ---------      ----------      ---------      ---------
        Total assets ..................................        7,899          3,750           2,804          3,419          6,832
                                                           ---------      ---------      ----------      ---------      ---------
Liabilities:
    Accrued expenses ..................................            0              0               0              0              0
    Transfers payable to depositor ....................            0              0               0              0              0
                                                           ---------      ---------      ----------      ---------      ---------
        Total liabilities .............................            0              0               0              0              0
                                                           ---------      ---------      ----------      ---------      ---------
        Net assets ....................................    $   7,899      $   3,750      $    2,804      $   3,419      $   6,832
                                                           =========      =========      ==========      =========      =========
Net Assets Consists of:
    Policy owners' equity .............................    $   7,899      $   3,750      $    2,804      $   3,419      $   6,832
    Depositor's equity ................................            0              0               0              0              0
                                                           ---------      ---------      ----------      ---------      ---------
        Net assets applicable to units outstanding ....    $   7,899      $   3,750      $    2,804      $   3,419      $   6,832
                                                           =========      =========      ==========      =========      =========
    Policy owners' units ..............................          693            428             351            361            684
    Depositor's units .................................            0              0               0              0              0
                                                           ---------      ---------      ----------      ---------      ---------
        Units outstanding .............................          693            428             351            361            684
                                                           =========      =========      ==========      =========      =========
        Accumulation unit value .......................    $   11.40      $    8.76      $     7.98      $    9.48      $    9.99
                                                           =========      =========      ==========      =========      =========

See accompanying notes.

WRL Series Life Account
Statements of Assets and Liabilities
At December 31, 2001
(all amounts except per unit amounts in thousands)

                                                                                                                         WRL
                                                           WRL             WRL            WRL            WRL            Great
                                                         Salomon     Pilgrim Baxter     Dreyfus      Value Line      Companies-
                                                         All Cap     Mid Cap Growth     Mid Cap   Aggressive Growth   America(SM)
                                                       Subaccount      Subaccount     Subaccount     Subaccount      Subaccount
Assets:
   Investment in securities:
       Number of shares .............................       2,331           3,401            471            158           1,665
                                                       ==========      ==========     ==========     ==========      ==========
       Cost .........................................  $   30,727      $   56,960     $    5,313     $    1,396      $   16,913
                                                       ==========      ==========     ==========     ==========      ==========
   Investment, at net asset value ...................  $   30,447      $   32,817     $    5,315     $    1,281      $   16,583
   Dividend receivable ..............................           0               0              0              0               0
   Transfers receivable from depositor ..............          79              50             10              2              24
                                                       ----------      ----------     ----------     ----------      ----------
       Total assets .................................      30,526          32,867          5,325          1,283          16,607
                                                       ----------      ----------     ----------     ----------      ----------
Liabilities:
   Accrued expenses .................................           0               0              0              0               0
   Transfers payable to depositor ...................           0               0              0              0               0
                                                       ----------      ----------     ----------     ----------      ----------
       Total liabilities ............................           0               0              0              0               0
                                                       ----------      ----------     ----------     ----------      ----------
       Net assets ...................................  $   30,526      $   32,867     $    5,325     $    1,283      $   16,607
                                                       ==========      ==========     ==========     ==========      ==========
Net Assets Consists of:
   Policy owners' equity ............................  $   30,526      $   32,867     $    5,325     $    1,124      $   16,410
   Depositor's equity ...............................           0               0              0            159             197
                                                       ----------      ----------     ----------     ----------      ----------
       Net assets applicable to units outstanding ...  $   30,526      $   32,867     $    5,325     $    1,283      $   16,607
                                                       ==========      ==========     ==========     ==========      ==========
   Policy owners' units .............................       2,405           3,818            493            141           1,667
   Depositor's units ................................           0               0              0             20              20
                                                       ----------      ----------     ----------     ----------      ----------
       Units outstanding ............................       2,405           3,818            493            161           1,687
                                                       ==========      ==========     ==========     ==========      ==========
       Accumulation unit value ......................  $    12.70      $     8.61     $    10.81     $     7.97      $     9.84
                                                       ==========      ==========     ==========     ==========      ==========

See accompanying notes.

WRL Series Life Account
Statements of Assets and Liabilities
At December 31, 2001
(all amounts except per unit amounts in thousands)

                                                                 WRL             WRL            WRL           WRL
                                                                Great           Great         Gabelli        LKCM
                                                             Companies -     Companies -      Global        Capital
                                                            Technology(sm)    Global/2/       Growth        Growth
                                                             Subaccount      Subaccount     Subaccount    Subaccount
Assets:
     Investment in securities:
         Number of shares ................................        1,443            314             923           172
                                                              =========      =========      ==========     =========
         Cost ............................................    $   7,899      $   2,260      $    7,916     $   1,122
                                                              =========      =========      ==========     =========
     Investment, at net asset value ......................    $   6,135      $   2,229      $    7,537     $   1,155
     Dividend receivable .................................            0              0               0             0
     Transfers receivable from depositor .................           12              9              53             2
                                                              ---------      ---------      ----------     ---------
         Total assets ....................................        6,147          2,238           7,590         1,157
                                                              =========      =========      ==========     =========
Liabilities:
     Accrued expenses ....................................            0              0               0             0
     Transfers payable to depositor ......................            0              0               0             0
                                                              ---------      ---------      ----------     ---------
         Total liabilities ...............................            0              0               0             0
                                                              ---------      ---------      ----------     ---------
         Net assets ......................................    $   6,147      $   2,238      $    7,590     $   1,157
                                                              =========      =========      ==========     =========
Net Assets Consists of:
     Policy owners' equity ...............................    $   6,063      $   2,220      $    7,570     $   1,141
     Depositor's equity ..................................           84             18              20            16
                                                              ---------      ---------      ----------     ---------
         Net assets applicable to units outstanding ......    $   6,147      $   2,238      $    7,590     $   1,157
                                                              =========      =========      ==========     =========
     Policy owners' units ................................        1,448            316             936           177
     Depositor's units ...................................           20              3               3             3
                                                              ---------      ---------      ----------     ---------
         Units outstanding ...............................        1,468            319             939           180
                                                              =========      =========      ==========     =========
         Accumulation unit value .........................    $    4.19      $    7.02      $     8.08     $    6.43
                                                              =========      =========      ==========     =========



See accompanying notes.

WRL Series Life Account
Statements of Assets and Liabilities
At December 31, 2001
(all amounts except per unit amounts in thousands)

                                                            Fidelity VIP III
                                                                 Growth        Fidelity VIP II    Fidelity VIP
                                                              Opportunities     Contrafund(R)     Equity-Income
                                                               Subaccount        Subaccount        Subaccount
Assets:
     Investment in securities:
         Number of shares ................................             92              167                183
                                                                =========        =========         ==========
         Cost ............................................      $   1,415        $   3,367         $    4,159
                                                                =========        =========         ==========
     Investment, at net asset value ......................      $   1,388        $   3,331         $    4,136
     Dividend receivable .................................              0                0                  0
     Transfers receivable from depositor .................              9                4                 25
                                                                ---------        ---------         ----------
         Total assets ....................................          1,397            3,335              4,161
                                                                ---------        ---------         ----------
Liabilities:
     Accrued expenses ....................................              0                0                  0
     Transfers payable to depositor ......................              0                0                  0
                                                                ---------        ---------         ----------
         Total liabilities ...............................              0                0                  0
                                                                ---------        ---------         ----------
         Net assets ......................................      $   1,397        $   3,335         $    4,161
                                                                =========        =========         ==========
Net Assets Consists of:
     Policy owners' equity ...............................      $   1,379        $   3,315         $    4,161
     Depositor's equity ..................................             18               20                  0
                                                                ---------        ---------         ----------
         Net assets applicable to units outstanding ......      $   1,397        $   3,335         $    4,161
                                                                =========        =========         ==========
     Policy owners' units ................................            190              407                401
     Depositor's units ...................................              3                3                  2
                                                                ---------        ---------         ----------
         Units outstanding ...............................            193              410                403
                                                                =========        =========         ==========
         Accumulation unit value .........................      $    7.25        $    8.14         $    10.32
                                                                =========        =========         ==========


See accompanying notes.

WRL Series Life Account
Statements of Operations
For the Year Ended December 31, 2001
(all amounts in thousands)

                                                                                                                           WRL
                                                                      WRL           WRL          WRL          WRL         LKCM
                                                                  J.P. Morgan      AEGON        Janus        Janus      Strategic
                                                                 Money Market      Bond        Growth       Global    Total Return
                                                                  Subaccount    Subaccount   Subaccount   Subaccount   Subaccount
Investment Income:
     Dividend income ..........................................    $   2,561    $     235    $        0    $   3,099   $     437
                                                                   ---------    ---------    ----------    ---------   ---------
Expenses:
     Mortality and expense risk ...............................          621          323         6,861        3,064         850
                                                                   ---------    ---------    ----------    ---------   ---------
         Net investment income (loss) .........................        1,940          (88)       (6,861)          35        (413)
                                                                   ---------    ---------    ----------    ---------   ---------
Realized and Unrealized Gain (Loss):
     Net realized gain (loss) on sale of
         investment securities ................................            0           46        37,427        5,742       1,444
     Realized gain distributions ..............................            0            0        27,203           20         510
     Change in unrealized appreciation
         (depreciation) .......................................            0        2,228      (339,361)    (103,306)     (4,616)
                                                                   ---------    ---------    ----------    ---------   ---------
         Net gain (loss) on investment securities .............            0        2,274      (274,731)     (97,544)     (2,662)
                                                                   ---------    ---------    ----------    ---------   ---------
              Net increase (decrease) in net assets
                  resulting from operations ...................    $   1,940    $   2,186    $ (281,592)   $ (97,509)  $  (3,075)
                                                                   =========    =========    ==========    =========   =========

                                                                      WRL           WRL                       WRL          WRL
                                                                  Van Kampen       Alger         WRL       Federated  Transamerica
                                                                   Emerging     Aggressive      AEGON      Growth &       Value
                                                                    Growth        Growth      Balanced      Income      Balanced
                                                                  Subaccount    Subaccount   Subaccount   Subaccount   Subaccount
Investment Income:
     Dividend income ..........................................    $     339    $       0    $       95    $     783   $     572
                                                                   ---------    ---------    ----------    ---------
Expenses:
     Mortality and expense risk ...............................        3,933        2,225           193          379         355
                                                                   ---------    ---------    ----------    ---------   ---------
         Net investment income (loss) .........................       (3,594)      (2,225)          (98)         404         217
                                                                   ---------    ---------    ----------    ---------   ---------
Realized and Unrealized Gain (Loss):
     Net realized gain (loss) on sale of
         investment securities ................................     (247,426)       4,373           288          378          81
     Realized gain distributions ..............................        7,210           27             0           16           3
     Change in unrealized appreciation
         (depreciation) .......................................       44,394      (52,170)         (994)       4,603           7
                                                                   ---------    ---------    ----------    ---------   ---------
         Net gain (loss) on investment securities .............     (195,822)     (47,770)         (706)       4,997          91
                                                                   ---------    ---------    ----------    ---------   ---------
              Net increase (decrease) in net assets
                  resulting from operations ...................    $(199,416)   $ (49,995)   $     (804)   $   5,401   $     308
                                                                   =========    =========    ==========    =========   =========


See accompanying notes.

WRL Series Life Account
Statements of Operations
For the Year Ended December 31, 2001
(all amounts in thousands)

                                                                                                                             WRL
                                                                     WRL           WRL         WRL            WRL           Third
                                                                  C.A.S.E.         NWQ     International      GE           Avenue
                                                                   Growth     Value Equity    Equity      U.S. Equity       Value
                                                                 Subaccount    Subaccount   Subaccount    Subaccount     Subaccount
Investment Income:
     Dividend income ..........................................   $   2,324    $      45    $      263     $      54     $      31
                                                                  ---------    ---------    ----------     ---------     ---------
Expenses:
     Mortality and expense risk ...............................         193          279            71           269           233
                                                                  ---------    ---------    ----------     ---------     ---------
         Net investment income (loss) .........................       2,131         (234)          192          (215)         (202)
                                                                  ---------    ---------    ----------     ---------     ---------
Realized and Unrealized Gain (Loss):
     Net realized gain (loss) on sale of
         investment securities ................................      (1,711)          74          (507)           96           477
     Realized gain distributions ..............................          33            2            24           239            45
     Change in unrealized appreciation
         (depreciation) .......................................      (8,077)        (769)       (1,952)       (3,268)          874
                                                                  ---------    ---------    ----------     ---------      --------
         Net gain (loss) on investment securities .............      (9,755)        (693)       (2,435)       (2,933)        1,396
                                                                  ---------    ---------    ----------     ---------      --------
              Net increase (decrease) in net assets
                  resulting from operations ...................   $  (7,624)   $    (927)   $   (2,243)    $  (3,148)     $  1,194
                                                                  =========    =========    ==========     =========      ========

                                                                     WRL           WRL                        WRL            WRL
                                                                 J.P. Morgan     Goldman        WRL         T. Rowe        T. Rowe
                                                                 Real Estate      Sachs       Munder         Price          Price
                                                                 Securities      Growth        Net50    Dividend Growth   Small Cap
                                                                 Subaccount    Subaccount   Subaccount    Subaccount     Subaccount
Investment Income:
     Dividend income ..........................................   $     141    $      18    $       13     $       0     $       0
                                                                  ---------    ---------    ----------     ---------     ---------
Expenses:
     Mortality and expense risk ...............................          45           20            20            19            35
                                                                  ---------    ---------    ----------     ---------     ---------
         Net investment income (loss) .........................          96           (2)           (7)          (19)          (35)
                                                                  ---------    ---------    ----------     ---------     ---------
Realized and Unrealized Gain (Loss):
     Net realized gain (loss) on sale of
         investment securities ................................         131         (385)         (330)           16          (674)
     Realized gain distributions ..............................           0            2             0             9             0
     Change in unrealized appreciation
         (depreciation) .......................................         177           99          (532)          (44)          399
                                                                  ---------    ---------    ----------     ---------     ---------
         Net gain (loss) on investment securities .............         308         (284)         (862)          (19)         (275)
                                                                  ---------    ---------    ----------     ---------     ---------
              Net increase (decrease) in net assets
                  resulting from operations ...................   $     404    $    (286)   $     (869)    $     (38)    $    (310)
                                                                  =========    =========    ==========     =========     =========


See accompanying notes.

WRL Series Life Account
Statements of Operations
For the Year Ended December 31, 2001
(all amounts in thousands)

                                                                         WRL                          WRL              WRL
                                                           WRL       Pilgrim Baxter       WRL       Value Line        Great
                                                         Salomon         Mid Cap        Dreyfus     Aggressive     Companies -
                                                         All Cap         Growth         Mid Cap       Growth        America(SM)
                                                       Subaccount      Subaccount     Subaccount    Subaccount     Subaccount
Investment Income:
    Dividend income .................................  $      379      $       0      $       49     $       0     $      40
                                                        ---------      ---------      ----------     ---------     ---------
Expenses:
    Mortality and expense risk ......................         190            288              32             9           105
                                                        ---------      ---------      ----------     ---------     ---------
         Net investment income (loss) ...............         189           (288)             17            (9)          (65)
                                                        ---------      ----------     ----------     ---------     ---------
Realized and Unrealized Gain (Loss):
    Net realized gain (loss) on sale of
         investment securities ......................        (130)        (8,685)           (172)         (166)          (51)
    Realized gain distributions .....................          10              0               6             0             0
    Change in unrealized appreciation
         (depreciation) .............................        (356)        (7,067)             24            68        (1,032)
                                                        ---------      ---------      ----------     ---------     ---------
    Net gain (loss) on investment securities ........        (476)       (15,752)           (142)          (98)       (1,083)
                                                        ---------      ---------      ----------     ---------     ---------
         Net increase (decrease) in net assets
              resulting from operations .............  $     (287)     $ (16,040)     $     (125)    $    (107)    $  (1,148)
                                                        =========      =========      ==========     =========     =========

                                                           WRL             WRL            WRL           WRL
                                                          Great           Great         Gabelli        LKCM
                                                       Companies -     Companies -      Global        Capital
                                                      Technology(SM)     Global/2/      Growth        Growth
                                                       Subaccount      Subaccount     Subaccount    Subaccount
Investment Income:
Dividend income .....................................  $        0      $       0      $        6     $       2
                                                       ----------      ---------      ----------     ---------
Expenses:
    Mortality and expense risk ......................          34             11              40             2
                                                       ----------      ---------      ----------     ---------
         Net investment income (loss) ...............         (34)           (11)            (34)            0
                                                       ----------      ---------      ----------     ---------
Realized and Unrealized Gain (Loss):
    Net realized gain (loss) on sale of
         investment securities ......................      (1,355)           (63)            (53)          (40)
    Realized gain distributions .....................           0              0               0             0
    Change in unrealized appreciation
         (depreciation) .............................        (459)           (16)           (346)           33
                                                       ----------      ---------      ----------     ---------
         Net gain (loss) on investment securities ...      (1,814)           (79)           (399)           (7)
                                                       ----------      ---------      ----------     ---------
            Net increase (decrease) in net assets
               resulting from operations ............  $   (1,848)     $     (90)     $     (433)    $      (7)
                                                       ==========      =========      ==========     =========

See accompanying notes.

                                                      Fidelity VIP III                      Fidelity VIP
                                                           Growth        Fidelity VIP II       Equity -
                                                        Opportunities      Contrafund(R)       Income
                                                         Subaccount        Subaccount        Subaccount
Investment Income:
   Dividend income ...................................   $       2         $       9         $       13
                                                         ---------         ---------         ----------
Expenses:
   Mortality and expense risk ........................           8                18                 21
                                                         ---------         ---------         ----------
         Net investment income (loss) ................          (6)               (9)                (8)
                                                         ---------         ---------         ----------
Realized and Unrealized Gain (Loss):
   Net realized gain (loss) on sale of
         investment securities .......................        (161)             (191)               (67)
   Realized gain distributions .......................           0                34                 37
   Change in unrealized appreciation
         (depreciation) ..............................          43                11                (36)
                                                         ---------         ---------         ----------
         Net gain (loss) on investment securities ....        (118)             (146)               (66)
                                                         ---------         ---------         ----------
              Net increase (decrease) in net assets
                 resulting from operations ...........   $    (124)        $    (155)        $      (74)
                                                         =========         =========         ==========

See accompanying notes.

WRL Series Life Account
Statements of Changes in Net Assets
For the Year Ended
(all amounts in thousands)

                                                   WRL                           WRL                        WRL
                                               J.P. Morgan                      AEGON                      Janus
                                               Money Market                      Bond                      Growth
                                               Subaccount                    Subaccount                 Subaccount
                                               ----------                    ----------                 ----------
                                              December 31,                  December 31,               December 31,
                                              ------------                  ------------               ------------
                                          2001            2000            2001         2000         2001          2000
                                          ----            ----            ----         ----         ----          ----
Operations:
   Net investment income (loss) ......... $  1,940   $   2,389       $     (88)     $   1,147    $   (6,861)    $  152,896
   Net gain (loss) on investment
      securities ........................        0           0           2,274          1,222      (274,731)      (555,143)
                                          --------   ---------       ---------      ---------    ----------     ----------
   Net increase (decrease) in net
      assets resulting from
      operations ........................    1,940       2,389           2,186          2,369      (281,592)      (402,247)
                                          --------   ---------       ---------      ---------    ----------     ----------
Capital Unit Transactions:
Proceeds from units sold (transferred)      31,666      12,540          21,257            897       126,273        168,047
                                          --------   ---------       ---------      ---------    ----------     ----------
Less cost of units redeemed:
   Administrative charges ...............    4,916       3,274           3,034          2,341        71,004         69,288
   Policy loans .........................    2,096       1,672             586          1,361        10,816         44,968
   Surrender benefits ...................    4,288       5,687             977            735        22,233         38,262
   Death benefits .......................      168          87              72             23         1,980          6,224
                                          --------   ---------       ---------      ---------    ----------     ----------
                                            11,468      10,720           4,669          4,460       106,033        158,742
                                          --------   ---------       ---------      ---------    ----------     ----------
   Increase (decrease) in net assets
      from capital unit transactions ....   20,198       1,820          16,588         (3,563)       20,240          9,305
                                          --------   ---------       ---------      ---------    ---------      ----------
   Net increase (decrease) in net
      assets ............................   22,138       4,209          18,774         (1,194)     (261,352)      (392,942)
   Depositor's equity contribution
      (net redemption) ..................        0           0               0              0             0              0
Net Assets:
Beginning of year .......................   60,279      56,070          25,935         27,129       961,015      1,353,957
                                          --------   ----------      ---------      ---------    ----------     ----------
End of year ............................. $ 82,417   $  60,279       $  44,709      $  25,935    $  699,663     $  961,015
                                          ========   =========       =========      =========    ==========     ==========
Unit Activity:
   Units outstanding-beginning of
      year ..............................    3,278       3,206           1,072          1,232         9,366          9,293
   Units issued .........................   27,105      50,376           1,365            427         4,247          2,459
   Units redeemed .......................  (26,034)    (50,304)           (712)          (587)       (4,030)        (2,386)
                                          --------   ---------       ---------      ---------    ----------     ----------
   Units outstanding-end of year ........    4,349       3,278           1,725          1,072         9,583          9,366
                                          ========   =========       =========      =========    ==========     ==========

See accompanying notes.

WRL Series Life Account
Statements of Changes in Net Assets
For the Year Ended
(all amounts in thousands)

                                                              WRL                        WRL                        WRL
                                                         J.P. Morgan                    AEGON                      Janus
                                                         Money Market                   Bond                       Growth
                                                          Subaccount                 Subaccount                  Subaccount
                                                          ----------                 ----------                  ----------
                                                         December 31,               December 31,                December 31,
                                                         ------------               ------------                ------------
                                                      2001          2000         2001           2000         2001           2000
                                                      ----          ----         ----           ----         ----           ----
Operations:
  Net investment income (loss) ..................  $       35   $    98,726   $     (413)    $    7,415   $    (3,594)   $  168,610
  Net gain (loss) on investment
     securities .................................     (97,544)     (191,334)      (2,662)       (12,297)     (195,822)     (261,688)
                                                   ----------   -----------   ----------     ----------   -----------    ----------
  Net increase (decrease) in net
     assets resulting from operations ...........     (97,509)      (92,608)      (3,075)        (4,882)     (199,416)      (93,078)
                                                   ----------   -----------   ----------     ----------   -----------    ----------
Capital Unit Transactions:
  Proceeds from units sold (transferred) ........      47,977       112,253       12,375         10,776        64,879       145,357
                                                   ----------   -----------   ----------     ----------   -----------    ----------
  Less cost of units redeemed:
     Administrative charges .....................      31,569        31,746        8,111          7,939        38,288        35,247
     Policy loans ...............................       4,476        15,396        1,157          2,710         6,127        22,735
     Surrender benefits .........................      10,117        12,985        2,908          2,844        13,487        20,687
     Death benefits .............................         503           907          259            600           860         1,538
                                                   ----------   -----------   ----------     ----------   -----------    ----------
                                                       46,665        61,034       12,435         14,093        58,762        80,207
                                                   ----------   -----------   ----------     ----------   -----------    ----------
     Increase (decrease) in net
       assets from capital unit transactions ....       1,312        51,219          (60)        (3,317)        6,117        65,150
                                                   ----------   -----------   ----------     ----------   -----------    ----------
     Net increase (decrease) in net assets ......     (96,197)      (41,389)      (3,135)        (8,199)     (193,299)      (27,928)
  Depositor's equity contribution (net
     redemption) ................................           0             0            0              0             0             0
Net Assets:
  Beginning of year .............................     410,109       451,498       98,466        106,665       580,202       608,130
                                                   ----------   -----------   ----------     ----------   -----------    -----------
  End of year ...................................  $  313,912   $   410,109   $   95,331     $   98,466   $   386,903    $  580,202
                                                   ==========   ===========   ==========     ==========   ===========    ===========
Unit Activity:
  Units outstanding-beginning of
     year .......................................      12,899        11,605        4,523          4,674        10,226         9,357
  Units issued ..................................       3,942         4,570        1,239          1,327         7,855        11,606
  Units redeemed ................................      (3,929)       (3,276)      (1,245)        (1,478)       (7,776)      (10,737)
                                                   ----------   -----------   ----------     ----------   -----------    ----------
  Units outstanding-end of year .................      12,912        12,899        4,517          4,523        10,305        10,226
                                                   ==========   ===========   ==========     ==========   ===========    ==========

See accompanying notes.

WRL Series Life Account
Statements of Changes in Net Assets
For the Year Ended
(all amounts in thousands)

                                                            WRL                         WRL                         WRL
                                                           Alger                       AEGON                     Federated
                                                     Aggressive Growth               Balanced                 Growth & Income
                                                        Subaccount                  Subaccount                   Subaccount
                                                        ----------                  ----------                   ----------
                                                       December 31,                December 31,                 December 31,
                                                       ------------                ------------                 ------------
                                                   2001           2000          2001          2000          2001            2000
                                                   ----           ----          ----          ----          ----            ----
Operations:
  Net investment income (loss) ..............   $   (2,225)  $    41,268    $      (98)    $      215    $       404    $     1,001
  Net gain (loss) on investment securities ..      (47,770)     (168,747)         (706)           742          4,997          4,230
                                                ----------   -----------    ----------     ----------    -----------    -----------
  Net increase (decrease) in net
     assets resulting from operations .......      (49,995)     (127,479)         (804)           957          5,401          5,231
                                                ----------   -----------    ----------     ----------    -----------    -----------
Capital Unit Transactions:
  Proceeds from units sold (transferred) ....       57,462       103,588         5,617          4,955         31,343          7,863
                                                ----------   -----------    ----------     ----------    -----------    -----------
  Less cost of units redeemed:
     Administrative charges .................       28,461        26,734         2,390          2,124          3,816          2,328
     Policy loans ...........................        3,294        12,341           351            442            422            628
     Surrender benefits .....................        6,759        10,374           924            559          1,499            534
     Death benefits .........................          373           666            39             18             59            110
                                                ----------   -----------    ----------     ----------    -----------    -----------
                                                    38,887        50,115         3,704          3,143          5,796          3,600
                                                ----------   -----------    ----------     ----------    -----------    -----------
  Increase (decrease) in net assets
     from capital unit transactions .........       18,575        53,473         1,913          1,812         25,547          4,263
                                                ----------   -----------    ----------     ----------    -----------    -----------
  Net increase (decrease) in net assets .....      (31,420)      (74,006)        1,109          2,769         30,948          9,494
Depositor's equity contribution
  (net redemption) ..........................            0             0             0              0              0              0
Net Assets:
  Beginning of year .........................      280,172       354,178        20,952         18,183         26,883         17,389
                                                ----------   -----------    ----------     ----------    -----------    -----------
  End of year ...............................   $  248,752   $   280,172    $   22,061     $   20,952    $    57,831    $    26,883
                                                ==========   ===========    ==========     ==========    ===========    ===========
Unit Activity:
  Units outstanding-beginning of year .......        9,215         7,928         1,303          1,186          1,349          1,117
  Units issued ..............................        4,796         3,925           623            569          2,283            996
  Units redeemed ............................       (4,130)       (2,638)         (500)          (452)        (1,101)          (764)
                                                ----------   -----------    ----------     ----------    -----------    -----------
  Units outstanding-end of year .............        9,881         9,215         1,426          1,303          2,531          1,349
                                                ==========   ===========    ==========     ==========    ===========    ===========

See accompanying notes.

                                                         WRL                           WRL                        WRL
                                                        Alger                         AEGON                    Federated
                                                  Aggressive Growth                 Balanced                Growth & Income
                                                     Subaccount                    Subaccount                 Subaccount
                                                     ----------                    ----------                 ----------
                                                    December 31,                  December 31,               December 31,
                                                    ------------                  ------------               ------------
                                                2001            2000          2001          2000         2001             2000
                                                ----            ----          ----          ----         ----             ----
Operations:
     Net investment income (loss) .........  $      217   $     2,290    $    2,131     $    4,321    $      (234)   $       412
     Net gain (loss) on investment
         securities .......................          91         2,493        (9,755)       (10,421)          (693)         2,965
                                             ----------   -----------    ----------     ----------    -----------    -----------
     Net increase (decrease) in net
       assets resulting from
       operations .........................         308         4,783        (7,624)        (6,100)          (927)         3,377
                                             ----------   -----------    ----------     ----------    -----------    -----------
Capital Unit Transactions:
     Proceeds from units sold
         (transferred) ....................      13,027         1,235         7,132          5,488          8,780          2,652
                                             ----------   -----------    ----------     ----------    -----------    -----------
     Less cost of units redeemed:
         Administrative charges ...........       3,491         3,204         2,835          2,868          2,649          2,467
         Policy loans .....................         671           785           405            767            294            596
         Surrender benefits ...............       1,257         1,058           734            885            882            660
         Death benefits ...................         195            75            31             33             26             96
                                             ----------   -----------    ----------     ----------    -----------    -----------
                                                  5,614         5,122         4,005          4,553          3,851          3,819
                                             ----------   -----------    ----------     ----------    -----------    -----------
     Increase (decrease) in net assets
         from capital unit transactions ...       7,413        (3,887)        3,127            935          4,929         (1,167)
                                             ----------   -----------    ----------     ----------    -----------    -----------
     Net increase (decrease) in net
         assets ...........................       7,721           896        (4,497)        (5,165)         4,002          2,210
Depositor's equity contribution
     (net redemption) .....................           0             0             0              0              0              0
Net Assets:
     Beginning of year ....................      34,213        33,317        22,344         27,509         28,888         26,678
                                             ----------   -----------    ----------     ----------    -----------    -----------
End of year ...............................  $   41,934   $    34,213    $   17,847     $   22,344    $    32,890    $    28,888
                                             ==========   ===========    ==========     ==========    ===========    ===========
Unit Activity:
     Units outstanding-beginning of
         year .............................       1,881         2,128         1,713          1,657          1,797          1,895
     Units issued .........................       1,125           729         1,204          1,014          1,040            907
     Units redeemed .......................        (736)         (976)         (954)          (958)          (734)        (1,005)
                                             ----------   -----------    ----------     ----------    -----------    -----------
     Units outstanding-end of year ........       2,270         1,881         1,963          1,713          2,103          1,797
                                             ==========   ===========    ==========     ==========    ===========    ===========


See accompanying notes.

WRL Series Life Account
Statements of Changes in Net Assets
For the Year Ended
(all amounts in thousands)

                                                                                       WRL                        WRL
                                                         WRL                           GE                    Third Avenue
                                                International Equity               U.S. Equity                   Value
                                                     Subaccount                    Subaccount                 Subaccount
                                                     ----------                    ----------                 ----------
                                                    December 31,                  December 31,               December 31,
                                                    ------------                  ------------               ------------
                                                2001            2000          2001          2000         2001             2000
                                                ----            ----          ----          ----         ----             ----
Operations:
   Net investment income (loss) ..............  $      192   $  1,124    $     (215)    $   1,071    $     (202)      $     426
   Net gain (loss) on investment
       securities ............................      (2,435)    (2,405)       (2,933)       (1,646)        1,396           1,699
                                                ----------   --------    ----------     ---------    ----------       ---------
   Net increase (decrease) in net assets
       resulting from operations .............      (2,243)    (1,281)       (3,148)         (575)        1,194           2,125
                                                ----------   --------    ----------     ---------    ----------       ---------
Capital Unit Transactions:
   Proceeds from units sold
       (transferred) .........................       3,756      3,155         8,860         7,853        19,475          12,970
                                                ----------   --------    ----------     ---------    ----------       ---------
Less cost of units redeemed:
       Administrative charges ................       1,003        663         3,049         2,712         2,064             560
       Policy loans ..........................          76        150           319           440           289             894
       Surrender benefits ....................         189        125           998           744           698             306
       Death benefits ........................           6          5            97            27             8              11
                                                ----------   --------    ----------     ---------    ----------       ---------
                                                     1,274        943         4,463         3,923         3,059           1,771
                                                ----------   --------    ----------     ---------    ----------       ---------
   Increase (decrease) in net assets
       from capital unit transactions ........       2,482      2,212         4,397         3,930        16,416          11,199
                                                ----------   --------    ----------     ---------    ----------       ---------
   Net increase (decrease) in net
       assets ................................         239        931         1,249         3,355        17,610          13,324
   Depositor's equity contribution
       (net redemption) ......................           0          0             0             0             0               0
Net Assets:
   Beginning of year .........................       7,944      7,013        29,771        26,416        16,735           3,411
                                                ----------   --------    ----------     ---------    ----------       ---------
   End of year ...............................  $    8,183   $  7,944    $   31,020     $  29,771    $   34,345       $  16,735
                                                ==========   ========    ==========     =========    ==========       =========
Unit Activity:
   Units outstanding-beginning of
       year ..................................         639        475         1,683         1,468         1,177             322
   Units issued ..............................         647        474         1,000         1,064         2,223           1,432
   Units redeemed ............................        (418)      (310)         (741)         (849)       (1,104)           (577)
                                                ----------   --------    ----------     ---------    ----------       ---------
   Units outstanding-end of year .............         868        639         1,942         1,683         2,296           1,177
                                                ==========   ========    ==========     =========    ==========       =========

See accompanying notes.

                                                                WRL
                                                            J.P. Morgan               WRL                   WRL
                                                            Real Estate          Goldman Sachs             Munder
                                                             Securities              Growth                Net50
                                                             Subaccount            Subaccount            Subaccount
                                                             ----------            ----------            ----------
                                                            December 31,          December 31,          December 31,
                                                            ------------          ------------          ------------
                                                          2001       2000       2001       2000       2001       2000
                                                          ----       ----       ----       ----       ----       ----
Operations:
   Net investment income (loss) ...............          $    96    $    17    $    (2)   $     7    $    (7)   $    11
   Net gain (loss) on investment securities ...              308        345       (284)      (156)      (862)       (27)
                                                         -------    -------    -------    -------    -------    -------
   Net increase (decrease) in net assets
       resulting from operations ..............              404        362       (286)      (149)      (869)       (16)
                                                         -------    -------    -------    -------    -------    -------
Capital Unit Transactions:
   Proceeds from units sold (transferred) .....            5,874      2,080      2,717      1,002      3,046        622
                                                         -------    -------    -------    -------    -------    -------
   Less cost of units redeemed:
       Administrative charges .................              545         86        273        123        187         52
       Policy loans ...........................              179         60          4         44         17          7
       Surrender benefits .....................              131         36         22          8         31          2
       Death benefits .........................                0          0          9          0          0          0
                                                         -------    -------    -------    -------    -------    -------
                                                             855        182        308        175        235         61
                                                         -------    -------    -------    -------    -------    -------
       Increase (decrease) in net assets from
         capital unit transactions ............            5,019      1,898      2,409        827      2,811        561
                                                         -------    -------    -------    -------    -------    -------
       Net increase (decrease) in net assets ..            5,423      2,260      2,123        678      1,942        545
   Depositor's equity contribution (net
       redemption) ............................                0       (411)         0        (28)         0        (27)
Net Assets:
Beginning of year .............................            2,476        627      1,627        977        862        344
                                                         -------    -------    -------    -------    -------    -------
End of year ...................................          $ 7,899    $ 2,476    $ 3,750    $ 1,627    $ 2,804    $   862
                                                         =======    =======    =======    =======    =======    =======
Unit Activity:
Units outstanding-beginning of year ...........              239         78        158         87         80         31
Units issued ..................................              945        816        552        161        453         80
Units redeemed ................................             (491)      (655)      (282)       (90)      (182)       (31)
                                                         -------    -------    -------    -------    -------    -------
Units outstanding-end of year .................              693        239        428        158        351         80
                                                         =======    =======    =======    =======    =======    =======

                                                            WRL                     WRL                     WRL
                                                        T. Rowe Price           T. Rowe Price             Salomon
                                                       Dividend Growth           Small Cap                All Cap
                                                         Subaccount              Subaccount              Subaccount
                                                         ----------              ----------              ----------
                                                        December 31,            December 31,            December 31,
                                                        ------------            ------------            ------------
                                                      2001        2000        2001        2000        2001        2000
                                                      ----        ----        ----        ----        ----        ----
Operations:
   Net investment income (loss) ...............     $    (19)   $     (4)   $    (35)   $      5    $    189    $     57
   Net gain (loss) on investment securities ...          (19)         87        (275)       (412)       (476)        161
                                                    --------    --------    --------    --------    --------    --------
   Net increase (decrease) in net assets
       resulting from operations ..............          (38)         83        (310)       (407)       (287)        218
                                                    --------    --------    --------    --------    --------    --------
Capital Unit Transactions:
   Proceeds from units sold (transferred) .....        2,751         516       5,178       2,291      26,248       7,892
                                                    --------    --------    --------    --------    --------    --------
   Less cost of units redeemed:
       Administrative charges .................          224          83         462         167       2,370         257
       Policy loans ...........................            3           7          27          27         402          76
       Surrender benefits .....................           51           2         113          15         646          58
       Death benefits .........................            1           0           2           0          89           0
                                                    --------    --------    --------    --------    --------    --------
                                                         279          92         604         209       3,507         391
                                                    --------    --------    --------    --------    --------    --------
       Increase (decrease) in net assets from
         capital unit transactions ............        2,472         424       4,574       2,082      22,741       7,501
                                                    --------    --------    --------    --------    --------    --------
       Net increase (decrease) in net assets ..        2,434         507       4,264       1,675      22,454       7,719
   Depositor's equity contribution (net
       redemption) ............................            0         (23)          0         (32)          0         (30)
Net Assets:
   Beginning of year ..........................          985         501       2,568         925       8,072         383
                                                    --------    --------    --------    --------    --------    --------
   End of year ................................     $  3,419    $    985    $  6,832    $  2,568    $ 30,526    $  8,072
                                                    ========    ========    ========    ========    ========    ========
Unit Activity:
   Units outstanding-beginning of year ........           99          55         230          75         643          36
   Units issued ...............................          484         132         898         301       2,831         836
   Units redeemed .............................         (222)        (88)       (444)       (146)     (1,069)       (229)
                                                    --------    --------    --------    --------    --------    --------
   Units outstanding-end of year ..............          361          99         684         230       2,405         643
                                                    ========    ========    ========    ========    ========    ========

                                                            WRL                      WRL                     WRL
                                                       Pilgrim Baxter              Dreyfus               Value Line
                                                       Mid Cap Growth              Mid Cap            Aggressive Growth
                                                         Subaccount              Subaccount              Subaccount
                                                         ----------              ----------              ----------
                                                        December 31,            December 31,            December 31,
                                                        ------------            ------------            ------------
                                                      2001        2000        2001        2000        2001        2000
                                                      ----        ----        ----        ----        ----        ----
Operations:
   Net investment income (loss) ...............     $   (288)   $     81    $     17    $     20    $     (9)   $     (4)
   Net gain (loss) on investment securities ...      (15,752)    (16,860)       (142)         40         (98)       (185)
                                                    --------    --------    --------    --------    --------    --------
   Net increase (decrease) in net assets
     resulting from operations ................      (16,040)    (16,779)       (125)         60        (107)       (189)
                                                    --------    --------    --------    --------    --------    --------
Capital Unit Transactions:
   Proceeds from units sold (transferred) .....       15,784      55,513       4,160       1,562         434       1,091
                                                    --------    --------    --------    --------    --------    --------
   Less cost of units redeemed:
        Administrative charges ................        5,547       2,546         404          96          66          19
        Policy loans ..........................          417       1,156          29          21          30          16
        Surrender benefits ....................          530         323          85           4           5           0
        Death benefits ........................           85          72           3           0          10           0
                                                    --------    --------    --------    --------    --------    --------
                                                       6,579       4,097         521         121         111          35
                                                    --------    --------    --------    --------    --------    --------
   Increase (decrease) in net assets from
        capital unit transactions .............        9,205      51,416       3,639       1,441         323       1,056
                                                    --------    --------    --------    --------    --------    --------
   Net increase (decrease) in net assets ......       (6,835)     34,637       3,514       1,501         216         867
Depositor's equity contribution (net
   redemption) ................................            0           0           0         (27)          0         200
Net Assets:
   Beginning of year ..........................       39,702       5,065       1,811         337       1,067           0
   End of year ................................     $ 32,867    $ 39,702    $  5,325    $  1,811    $  1,283    $  1,067
                                                    ========    ========    ========    ========    ========    ========
Unit Activity:
   Units outstanding-beginning of year ........        2,929         317         159          33         119           0
   Units issued ...............................        3,589       4,015         636         311         155         132
   Units redeemed .............................       (2,700)     (1,403)       (302)       (185)       (113)        (13)
                                                    --------    --------    --------    --------    --------    --------
   Units outstanding-end of year ..............        3,818       2,929         493         159         161         119
                                                    ========    ========    ========    ========    ========    ========

See accompanying notes.

                                                               WRL                         WRL                        WRL
                                                              Great                       Great                      Great
                                                           Companies -                 Companies -                Companies -
                                                           America(SM)                 America(SM)                 Global/2/
                                                           Subaccount                  Subaccount                 Subaccount
                                                           ----------                  ----------                 ----------
                                                          December 31,                December 31,               December 31,
                                                          ------------                ------------               ------------
                                                       2001        2000/(1)/       2001        2000/(1)/      2001        2000/(1)/
                                                       ----        ---------       ----        ---------      ----        ---------
Operations:
   Net investment income (loss) ...................  $    (65)     $    (28)     $    (34)     $    (13)     $    (11)     $     (1)
   Net gain (loss) on investment
       securities .................................    (1,083)          715        (1,814)       (1,437)          (79)          (16)
                                                     --------      --------      --------      --------      --------      --------
   Net increase (decrease) in net assets
       resulting from operations ..................    (1,148)          687        (1,848)       (1,450)          (90)          (17)
                                                     --------      --------      --------      --------      --------      --------
Capital Unit Transactions:
   Proceeds from units sold
       (transferred) ..............................    10,837         8,008         5,801         4,240         2,057           494
                                                     --------      --------      --------      --------      --------      --------
   Less cost of units redeemed:
       Administrative charges .....................     1,180           177           508            80           176             7
       Policy loans ...............................       106           110            36            53            12             1
       Surrender benefits .........................       151           117            43            69            35             0
       Death benefits .............................       136             0             7             0             0             0
                                                     --------      --------      --------      --------      --------      --------
                                                        1,573           404           594           202           223             8
                                                     --------      --------      --------      --------      --------      --------
       Increase (decrease) in net
          assets from capital unit
          transactions ............................     9,264         7,604         5,207         4,038         1,834           486
                                                     --------      --------      --------      --------      --------      --------
       Net increase (decrease) in net
          assets ..................................     8,116         8,291         3,359         2,588         1,744           469
   Depositor's equity contribution
       (net redemption) ...........................         0           200             0           200             0            25
Net Assets:
   Beginning of year ..............................     8,491             0         2,788             0           494             0
                                                     --------      --------      --------      --------      --------      --------
   End of year ....................................  $ 16,607      $  8,491      $  6,147      $  2,788      $  2,238      $    494
                                                     ========      ========      ========      ========      ========      ========
Unit Activity:
   Units outstanding-beginning
       of year ....................................       751             0           416             0            58             0
   Units issued ...................................     1,591           878         1,793           557           434            63
   Units redeemed .................................      (655)         (127)         (741)         (141)         (173)           (5)
                                                     --------      --------      --------      --------      --------      --------
   Units outstanding-end of year ..................     1,687           751         1,468           416           319            58
                                                     ========      ========      ========      ========      ========      ========


See accompanying notes.

WRL Series Life Account
Statements of Changes in Net Assets
For the Year Ended
(all amounts in thousands)

                                                                WRL                           WRL
                                                              Gabelli                         LKCM
                                                            Global Growth                Capital Growth
                                                              Subaccount                    Subaccount
                                                              ----------                    ----------
                                                             December 31,                  December 31,
                                                             ------------                  ------------
                                                         2001        2000/(1)/              2000/(1)/
                                                         ----        --------               --------
Operations:
  Net investment income (loss) .................     $      (34)    $      (1)            $       0
  Net gain (loss) on investment
      securities ...............................           (399)          (34)                   (7)
                                                     ----------     ---------             ---------

  Net increase (decrease) in net assets
      resulting from operations ................           (433)          (35)                   (7)
                                                     ----------     ---------             ---------

Capital Unit Transactions:
  Proceeds from units sold
      (transferred) ............................          8,042         1,014                 1,164
                                                     ----------     ---------             ---------
  Less cost of units redeemed:
      Administrative charges ...................            837            33                    21
      Policy loans .............................             18             0                     3
      Surrender benefits .......................             66             0                     1
      Death benefits ...........................             69             0                     0
                                                     ----------     ---------             ---------
                                                            990            33                    25
                                                     ----------     ---------             ---------

      Increase (decrease) in net
           assets from capital unit
           transactions ........................          7,052           981                 1,139
                                                     ----------     ---------             ---------
      Net increase (decrease) in
       net assets ...............................         6,619           946                 1,132
                                                     ----------     ---------             ---------
  Depositor's equity contribution
      (net redemption) .........................              0            25                    25
Net Assets:
  Beginning of year ............................            971             0                     0
                                                     ----------     ---------             ---------
  End of year ..................................     $    7,590     $     971             $   1,157
                                                     ==========     =========             =========
Unit Activity:
  Units outstanding-beginning
      of year ..................................            107             0                     0
  Units issued .................................          1,191           123                   211
  Units redeemed ...............................           (359)          (16)                  (31)
                                                     ----------     ---------             ---------
  Units outstanding-end of year ................            939           107                   180
                                                     ==========     =========             =========


See accompanying notes.

WRL Series Life Account
Statements of Changes in Net Assets
For the Year Ended
(all amounts in thousands)

                                                 Fidelity VIP III
                                                      Growth                  Fidelity VIP II              Fidelity VIP
                                                   Opportunities               Contrafund(R)              Equity-Income
                                                    Subaccount                  Subaccount                  Subaccount
                                                    ----------                  ----------                  ----------
                                                   December 31,                December 31,                December 31,
                                                   ------------                ------------                ------------
                                                2001        2000/(1)/       2001        2000/(1)/       2001        2000/(1)/
                                             ----------    ----------    ----------    ----------    ----------    ----------
Operations:
   Net investment income (loss) ...........  $       (6)   $       (2)   $       (9)   $       (3)   $       (8)   $       (1)
   Net gain (loss) on investment
     securities ...........................        (118)          (73)         (146)          (48)          (66)           17
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Net increase (decrease) in net assets
     resulting from operations ............        (124)          (75)         (155)          (51)          (74)           16
                                             ----------    ----------    ----------    ----------    ----------    ----------
Capital Unit Transactions:
   Proceeds from units sold
     (transferred) ........................       1,100           633         2,727         1,085         4,211           276
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Less cost of units redeemed:
     Administrative charges ...............         117            14           249            23           225             8
     Policy loans .........................           9             5             0             5             0             2
     Surrender benefits ...................          15             2            18             1            31             0
     Death benefits .......................           0             0             0             0             0             0
                                             ----------    ----------    ----------    ----------    ----------    ----------
                                                    141            21           267            29           256            10
                                             ----------    ----------    ----------    ----------    ----------    ----------
     Increase (decrease) in net
       assets from capital unit
       transactions .......................         959           612         2,460         1,056         3,955           266
                                             ----------    ----------    ----------    ----------    ----------    ----------
     Net increase (decrease) in
       net assets .........................         835           537         2,305         1,005         3,881           282
Depositor's equity contribution
   (net redemption) .......................           0            25             0            25           (27)           25
Net Assets:
   Beginning of year ......................         562             0         1,030             0           307             0
                                             ----------    ----------    ----------    ----------    ----------    ----------
   End of year ............................  $    1,397    $      562    $    3,335    $    1,030    $    4,161    $      307
                                             ==========    ==========    ==========    ==========    ==========    ==========
Unit Activity:
   Units outstanding-beginning of
     year .................................          66             0           110             0            28             0
   Units issued ...........................         242            76           504           124           571            39
   Units redeemed .........................        (115)          (10)         (204)          (14)         (196)          (11)
                                             ----------    ----------    ----------    ----------    ----------    ----------
   Units outstanding-end of year ..........         193            66           410           110           403            28
                                             ==========    ==========    ==========    ==========    ==========    ==========

WRL Series Life Account
Notes to the Financial Statements
At December 31, 2001

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The WRL Series Life Account (the "Life Account"), was established as a variable life insurance separate account of Western Reserve Life Assurance Co. of Ohio ("WRL", or the "depositor") and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Life Account contains thirty-two investment options referred to as subaccounts. Each subaccount invests exclusively in a corresponding Portfolio (the "Portfolio") of a Series Fund, which collectively is referred to as the "Fund". The WRL Series Life Account contains four funds (collectively referred to as the "Funds"). Each fund is a registered management investment company under the Investment Company Act of 1940, as amended.

Subaccount Investment by Fund:

AEGON/Transamerica Series Fund, Inc.
(formerly WRL Series Fund, Inc.)

     J.P. Morgan Money Market
     AEGON Bond
     Janus Growth
     Janus Global
     LKCM Strategic Total Return
     Van Kampen Emerging Growth
     Alger Aggressive Growth
     AEGON Balanced
     Federated Growth & Income
     Transamerica Value Balanced
     C.A.S.E. Growth
     NWQ Value Equity
     International Equity
     GE U.S. Equity
     Third Avenue Value
     J.P. Morgan Real Estate Securities
     Goldman Sachs Growth
     Munder Net50
     T. Rowe Price Dividend Growth
     T. Rowe Price Small Cap
     Salomon All Cap
     Pilgrim Baxter Mid Cap Growth
     Dreyfus Mid Cap
     Value Line Aggressive Growth
     Great Companies-America(SM)
     Great Companies-Technology(SM)
     Great Companies-Global/2/
     Gabelli Global Growth
     LKCM Capital Growth

Variable Insurance Products Fund III (VIP III)
     Variable Insurance Products Fund III (VIP III)(continued)
     Fidelity VIP III Growth Opportunities Portfolio-Service Class 2 (Referred to as "Fidelity VIP III Growth Opportunities")

Variable Insurance Products Fund II (VIP II)
     Fidelity VIP II Contrafund? Portfolio-Service Class 2
     (Referred to as "Fidelity VIP II Contrafund(R)")

Variable Insurance Products Fund (VIP)
     Fidelity VIP Equity-Income Portfolio-Service Class 2
     (Referred to as "Fidelity VIP Equity-Income")

         The following portfolio names have changed:

Portfolio                                 Formerly
---------                                 --------

J.P. Morgan Money Market                  WRL J.P. Morgan Money Market
AEGON Bond                                WRL AEGON Bond
Janus Growth                              WRL Janus Growth
Janus Global                              WRL Janus Global
LKCM Strategic Total Return               WRL LKCM Strategic Total Return
Van Kampen Emerging Growth                WRL VKAM Emerging Growth
Alger Aggressive Growth                   WRL Alger Aggressive Growth
AEGON Balanced                            WRL AEGON Balanced
Federated Growth & Income                 WRL Federated Growth & Income
Transamerica Value Balanced               WRL Dean Asset Allocation
C.A.S.E. Growth                           WRL C.A.S.E. Growth
NWQ Value Equity                          WRL NWQ Value Equity
International Equity                      WRL GE International Equity
GE U.S. Equity                            WRL GE U.S. Equity
Third Avenue Value                        WRL Third Avenue Value
J.P. Morgan Real Estate Securities        WRL J.P. Morgan Real Estate Securities
Goldman Sachs Growth                      WRL Goldman Sachs Growth
Munder Net50                              WRL Goldman Sachs Small Cap
T. Rowe Price Dividend Growth             WRL T. Rowe Price Dividend Growth
T. Rowe Price Small Cap                   WRL T. Rowe Price Small Cap
Salomon All Cap                           WRL Salomon All Cap
Pilgrim Baxter Mid Cap Growth             WRL Pilgrim Baxter Mid Cap Growth
Dreyfus Mid Cap                           WRL Dreyfus Mid Cap
Value Line Aggressive Growth              WRL Value Line Aggressive Growth
Great Companies-America(SM)               WRL Great Companies-America(SM)
Great Companies-Technology(SM)            WRL Great Companies-Technology(SM)
Great Companies-Global/2/                 WRL Great Companies-Global/2/
Gabelli Global Growth                     WRL Gabelli Global Growth
LKCM Capital Growth                       WRL LKCM Capital Growth

Effective May 1, 2001, Munder Capital Management replaced Goldman Sachs Asset Management as sub-adviser to the Munder Net50 portfolio. At a special shareholder meeting held on May 29, 2001, the investment restrictions, strategy and investment objective were also changed. See the Prospectus and the Statement of Additional Information for a description of the portfolio's investment objective.

The AEGON/Transamerica Series Fund, Inc. has entered into annually renewable investment advisory agreements for each Portfolio with AEGON/Transamerica Fund Advisers, Inc. ("AEGON/Transamerica Advisers", formerly WRL Investment Management, Inc.) as investment adviser. Costs incurred in connection with the advisory services rendered by AEGON/ Transamerica Advisers are paid by each Portfolio. AEGON/ Transamerica Advisers has entered into sub-advisory agreements with various management companies ("Sub-Advisers"), some of which are affiliates of WRL. Each Sub-Adviser is compensated directly by AEGON/Transamerica Advisers. The other three Funds have entered into participation agreements for each Portfolio with WRL.

Each period reported on reflects a full twelve month period except as follows:

Subaccount                                          Inception Date
----------                                          --------------

WRL International Equity                               01/02/1997
WRL GE U.S. Equity                                     01/02/1997
WRL Third Avenue Value                                 01/02/1998
WRL J.P. Morgan Real Estate Securities                 05/01/1998
WRL Goldman Sachs Growth                               07/01/1999
WRL Munder Net50                                       07/01/1999
WRL T. Rowe Price Dividend Growth                      07/01/1999
WRL T. Rowe Price Small Cap                            07/01/1999
WRL Salomon All Cap                                    07/01/1999
WRL Pilgrim Baxter Mid Cap Growth                      07/01/1999
WRL Dreyfus Mid Cap                                    07/01/1999
WRL Value Line Aggressive Growth                       05/01/2000
WRL Great Companies-America(SM)                        05/01/2000
WRL Great Companies-Technology(SM)                     05/01/2000
WRL Great Companies-Global/2/                          09/01/2000
WRL Gabelli-Global Growth                              09/01/2000
WRL LKCM Capital Growth                                02/05/2001
Fidelity VIP III Growth Opportunities                  05/01/2000
Fidelity VIP II Contrafund?                            05/01/2000
Fidelity VIP Equity-Income                             05/01/2000

Effective September 1, 2000, the WRL Janus Global Portfolio is not available for investment to new policyowners. The Portfolio remains open to the policyowners who purchased the Policy before September 1, 2000.

On February 5, 2001, WRL made initial contributions totaling $25,000 to the Life Account. The respective amounts of the contributions and units received are as follows:

Subaccount                                 Contribution               Units
----------                                 ------------               -----

WRL LKCM Capital Growth                      $  25,000                2,500

The Life Account holds assets to support the benefits under certain flexible premium variable universal life insurance policies (the "Policies") issued by WRL. The Life Account's equity transactions are accounted for using the appropriate effective date at the corresponding accumulation unit value.

The following significant accounting policies, which are in conformity with accounting principles generally accepted in the United States, have been consistently applied in the preparation of the Life Account Financial Statements. The preparation of the Financial Statements required management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

A.   Valuation of Investments and Securities Transactions

Investments in the Funds' shares are valued at the closing net asset value ("NAV") per share of the underlying Portfolio which value their investment securities at fair value, as determined by the Funds. Investment transactions are accounted for on the trade date at the Portfolio NAV next determined after receipt of sale or redemption orders without sales charges. Dividend income and capital gains distributions are recorded on the ex-dividend date.

The cost of investments sold is determined on a first-in, first-out basis.

B.   Federal Income Taxes

     The operations of the Life Account are a part of and are taxed with the total operations of WRL, which is taxed as a life insurance company under the Internal Revenue Code. Under the Internal Revenue Code law, the investment income of the Life Account, including realized and unrealized capital gains, is not taxable to WRL as long as the earnings are credited under the Policies. Accordingly, no provision for Federal income taxes has been made.

NOTE 2 -- EXPENSES AND RELATED PARTY TRANSACTIONS

     Charges are assessed by WRL in connection with the issuance and administration of the Policies.

A.   Policy Charges

     Under some forms of the Policies, a sales charge and premium taxes are deducted by WRL prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply.

     Under all forms of the Policy, monthly charges against policy cash values are made to compensate WRL for costs of insurance provided.

B    Life Account Charges

     A daily charge equal to an annual rate of 0.90% of average daily net assets is assessed to compensate WRL for assumption of mortality and expense risks for administrative services in connection with issuance and administration of the Policies. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year.

C.   Related Party Transactions

     AEGON/Transamerica Advisers is the investment adviser for the AEGON/Transamerica Series Fund, Inc. ("Fund"). The Fund has entered into annually renewable investment advisory agreements for each Portfolio. The agreements provide for an advisory fee at the following annual rate to AEGON/Transamerica Advisers as a percentage of the average daily net assets of the portfolio.

Portfolio                                         Advisory Fee
---------                                         ------------

J.P. Morgan Money Market                              0.40%
AEGON Bond                                            0.45%
Janus Growth                                          0.80%
Janus Global                                          0.80%
LKCM Strategic Total Return                           0.80%
Van Kampen Emerging Growth                            0.80%
Alger Aggressive Growth                               0.80%

Portfolio                                         Advisory Fee
---------                                         ------------

AEGON Balanced                                        0.80%
Federated Growth & Income                             0.75%
Transamerica Value Balanced                           0.75%
C.A.S.E. Growth                                       0.80%
NWQ Value Equity                                      0.80%
International Equity                                  1.00%
GE U.S. Equity                                        0.80%
Third Avenue Value                                    0.80%
J.P. Morgan Real Estate Securities                    0.80%
Goldman Sachs Growth/(1)/                             0.90%
Munder Net50                                          0.90%
T. Rowe Price Dividend Growth/(1)/                    0.90%
T. Rowe Price Small Cap                               0.75%
Salomon All Cap/(1)/                                  0.90%
Pilgrim Baxter Mid Cap Growth/(1)/                    0.90%
Dreyfus Mid Cap/(2)/                                  0.85%
Value Line Aggressive Growth                          0.80%
Great Companies-America(SM)                           0.80%
Great Companies-Technology(SM)                        0.80%
Great Companies-Global/2/                             0.80%
Gabelli Global Growth/(3)/                            1.00%
LKCM Capital Growth                                   0.80%

__________

(1) AEGON/Transamerica Advisers receives compensation for its services at 0.90% for the first $100 million of the portfolio's average daily net assets; and 0.80% for the portfolio's average daily net assets above $100 million.

(2) AEGON/Transamerica Advisers receives compensation for its services at 0.85% for the first $100 million of the portfolio's average daily net assets; and 0.80% for the portfolio's average daily net assets above $100 million.

(3) AEGON/Transamerica Advisers receives compensation for its services at 1.00% of the first $500 million of the portfolio's average daily net assets; 0.90% of assets over $500 million up to $1 billion; and 0.80% of assets in excess of $1 billion.

On August 24, 2001, AEGON/Transamerica Advisers entered into a interim sub-advisory agreement with Transamerica Investment Management, LLC ("Transamerica") to provide investment services to the Transamerica Value Balanced portfolio and compensate Transamerica as described in the Fund's Statement of Additional Information. In a Special Meeting held on December 14, 2001, shareholders approved a new sub-advisory agreement between AEGON/Transamerica Advisers and Transamerica. Transamerica is an indirect wholly owned subsidiary of AEGON NV.

AEGON/Transamerica Fund Services, Inc. ("AEGON/ Transamerica Services" formerly WRL Investment Services, Inc.) provides the Fund with administrative and transfer agency services. AEGON/Transamerica Advisers and AEGON/Transamerica Services are wholly owned subsidiaries of WRL. WRL is an indirect wholly owned subsidiary of AEGON NV, a Netherlands corporation.

NOTE 3 -- DIVIDEND DISTRIBUTIONS

Dividends are not declared by the Life Account, since the increase in the value of the underlying investment in the Fund is reflected daily in the accumulation unit value used to calculate the equity value within the Life Account. Consequently, a dividend distribution by the underlying Fund does not change either the accumulation unit value or equity values within the Life Account.

NOTE 4 -- SECURITIES TRANSACTIONS

Securities transactions for the year ended December 31, 2001 are as follows (in thousands):

                                               Purchases         Proceeds
                                                  of            from Sales
Subaccount                                    Securities       of Securities
----------                                    ----------       -------------

WRL J.P. Morgan Money Market                  $  374,839        $  352,829
WRL AEGON Bond                                    22,544             5,318
WRL Janus Growth                                 166,541           126,357
WRL Janus Global                                  26,507            25,272
WRL LKCM Strategic Total Return                    6,424             6,426
WRL Van Kampen Emerging Growth                   239,931           230,309
WRL Alger Aggressive Growth                       49,314            32,985
WRL AEGON Balanced                                 4,051             2,265
WRL Federated Growth & Income                     29,454             3,704
WRL Transamerica Value Balanced                   10,813             3,312
WRL C.A.S.E. Growth                                8,667             3,370
WRL NWQ Value Equity                               7,942             3,233
WRL International Equity                           4,005             1,496
WRL GE U.S. Equity                                 7,537             3,107
WRL Third Avenue Value                            20,105             3,678
WRL J.P. Morgan Real Estate Securities             7,355             2,262
WRL Goldman Sachs Growth                           3,841             1,418
WRL Munder Net50                                   3,654               831
WRL T. Rowe Price Dividend Growth                  3,642             1,183
WRL T. Rowe Price Small Cap                        6,562             2,025
WRL Salomon All Cap                               25,028             2,176
WRL Pilgrim Baxter Mid Cap Growth                 16,772             7,780
WRL Dreyfus Mid Cap                                4,949             1,296
WRL Value Line Aggressive Growth                     866               554
WRL Great Companies-America(SM)                   11,085             1,905
WRL Great Companies-Technology(SM)                 6,460             1,295
WRL Great Companies-Global/2/                      2,341               523
WRL Gabelli Global Growth                          7,348               372
WRL LKCM Capital Growth                            1,325               163
Fidelity VIP III Growth Opportunities              1,431               487
Fidelity VIP II Contrafund(R)                      3,186               705
Fidelity VIP Equity-Income                         4,895               963

                                                                            WRL J.P. Morgan Money Market Subaccount
                                                                            ---------------------------------------
                                                                                         December 31,
                                                                                         ------------
                                                             2001             2000           1999            1998          1997
                                                             ----             ----           ----            ----          ----
Accumulation unit value, beginning of year ............   $   18.39       $   17.49       $  16.83       $   16.13     $   15.45
                                                          ---------       ---------       --------       ---------     ---------
     Income from operations:
         Net investment income (loss) .................        0.56            0.90           0.66            0.70          0.68
         Net realized and unrealized gain (loss)
              on investment ...........................        0.00            0.00           0.00            0.00          0.00
                                                          ---------       ---------       --------       ---------     ---------
              Net income (loss) from operations .......        0.56            0.90           0.66            0.70          0.68
                                                          ---------       ---------       --------       ---------     ---------
Accumulation unit value, end of year ..................   $   18.95       $   18.39       $  17.49       $   16.83     $   16.13
                                                          =========       =========       ========       =========     =========
Total return ..........................................        3.05%           5.17%          3.92%           4.36%         4.37%
Ratios and supplemental data:
     Net assets at end of year (in thousands) .........   $  82,417       $  60,279       $ 56,070       $  24,576     $  16,440
     Ratio of net investment income (loss) to
         average net assets ...........................        2.80%           5.05%          3.87%           4.24%         4.28%
     Ratio of expenses to average net assets ..........        0.90%           0.90%          0.90%           0.90%         0.90%

                                                                                   WRL AEGON Bond Subaccount
                                                                                   -------------------------
                                                                                         December 31,
                                                                                         ------------
                                                             2001             2000           1999            1998          1997
                                                             ----             ----           ----            ----          ----
Accumulation unit value, beginning of year ............   $   24.19       $   22.01       $  22.89       $   21.12     $   19.53
     Income from operations:
         Net investment income (loss) .................       (0.06)           1.04           1.13            1.01          1.01
         Net realized and unrealized gain (loss)
              on investment ...........................        1.78            1.14          (2.01)           0.76          0.58
                                                          ---------       ---------       --------       ---------     ---------
              Net income (loss) from operations .......        1.72            2.18          (0.88)           1.77          1.59
                                                          ---------       ---------       --------       ---------     ---------
Accumulation unit value, end of year ..................   $   25.91       $   24.19       $  22.01       $   22.89     $   21.12
                                                          =========       =========       ========       =========     =========
Total return ..........................................        7.11%           9.90%         (3.81)%          8.34%         8.18%
Ratios and supplemental data:
     Net assets at end of year (in thousands) .........   $  44,709       $  25,935       $ 27,129       $  24,934     $  17,657
     Ratio of net investment income (loss) to
         average net assets ...........................       (0.24)%          4.58%          5.10%           4.58%         5.06%
     Ratio of expenses to average net assets ..........        0.90%           0.90%          0.90%           0.90%         0.90%

                                                                              WRL Janus Growth Subaccount
                                                                              ---------------------------
                                                                                     December 31,
                                                                                     ------------
                                                         2001            2000             1999            1998           1997
                                                         ----            ----             ----            ----           ----
Accumulation unit value, beginning of year .......   $    102.61     $    145.70     $     92.07    $     56.48    $     48.48
                                                     -----------     -----------     -----------    -----------    -----------
Income from operations:
   Net investment income (loss) ..................         (0.73)          16.41           25.03           0.13           5.83
   Net realized and unrealized gain (loss)
       on investment .............................        (28.87)         (59.50)          28.60          35.46           2.17
                                                     -----------     -----------     -----------    -----------    -----------
       Net income (loss) from operations .........        (29.60)         (43.09)          53.63          35.59           8.00
                                                     -----------     -----------     -----------    -----------    -----------
Accumulation unit value, end of year .............   $     73.01     $    102.61     $    145.70    $     92.07    $     56.48
                                                     ===========     ===========     ===========    ===========    ===========
Total return .....................................        (28.85)%        (29.58)%         58.25%         63.01%         16.50%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ......   $   699,663     $   961,015     $ 1,353,957    $   798,027    $   450,271
   Ratio of net investment income (loss) to
       average net assets ........................         (0.90)%         11.75%          22.67%          0.19%         10.84%
   Ratio of expenses to average net assets .......          0.90%           0.90%           0.90%          0.90%          0.90%

                                                                    WRL J.P. Morgan Money Market Subaccount
                                                                    ---------------------------------------
                                                                                     December 31,
                                                                                     ------------
                                                         2001            2000             1999            1998           1997
                                                         ----            ----             ----            ----           ----
Accumulation unit value, beginning of year .......   $     31.79     $     38.91     $     22.94    $     17.80    $     15.13
                                                     -----------     -----------     -----------    -----------    -----------
Income from operations:
   Net investment income (loss) ..................          0.00            7.93            2.44           0.82           2.30
   Net realized and unrealized gain (loss)
       on investment .............................         (7.48)         (15.05)          13.53           4.32           0.37
                                                     -----------     -----------     -----------    -----------    -----------
       Net income (loss) from operations .........         (7.48)          (7.12)          15.97           5.14           2.67
                                                     -----------     -----------     -----------    -----------    -----------
Accumulation unit value, end of year .............   $     24.31     $     31.79     $     38.91    $     22.94    $     17.80
                                                     ===========     ===========     ===========    ===========    ===========
Total return .....................................        (23.53)%        (18.28)%         69.58%         28.86%         17.69%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ......   $   313,912     $   410,109     $   451,498    $   233,256    $   145,017
   Ratio of net investment income (loss) to
       average net assets ........................          0.01%          20.55%           9.07%          3.92%         13.39%
   Ratio of expenses to average net assets .......          0.90%           0.90%           0.90%          0.90%          0.90%

                                                                  WRL LKCM Strategic Total Return Subaccount
                                                                  ------------------------------------------
                                                                                 December 31,
                                                                                 -----------
                                                         2001             2000           1999            1998          1997
                                                         ----             ----           ----            ----          ----
Accumulation unit value, beginning of year .......    $   21.77       $   22.82       $  20.55       $   18.91     $   15.66
                                                      ---------       ---------       --------       ---------     ---------
     Income from operations:
         Net investment income (loss) ............        (0.09)           1.63           1.68            0.71          1.56
         Net realized and unrealized gain (loss)
             on investment .......................        (0.58)          (2.68)          0.59            0.93          1.69
                                                      ---------       ---------       --------       ---------     ---------
             Net income (loss) from operations....        (0.67)          (1.05)          2.27            1.64          3.25
                                                      ---------       ---------       --------       ---------     ---------
Accumulation unit value, end of year .............    $   21.10       $   21.77       $  22.82       $   20.55     $   18.91
                                                      =========       =========       ========       =========     =========
Total return .....................................        (3.06)%         (4.62)%        11.07%           8.66%        20.77%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ....    $  95,331       $  98,466       $106,665       $  98,926     $  80,753
     Ratio of net investment income (loss) to
         average net assets ......................        (0.44)%          7.43%          7.93%           3.67%         8.89%
     Ratio of expenses to average net assets .....         0.90%           0.90%          0.90%           0.90%         0.90%

                                                                   WRL Van Kampen Emerging Growth Subaccount
                                                                   -----------------------------------------
                                                                                 December 31,
                                                                                 -----------
                                                         2001             2000           1999            1998          1997
                                                         ----             ----           ----            ----          ----
Accumulation unit value, beginning of year .......    $   56.74       $   64.99       $   31.96       $   23.48     $   19.51
                                                      ---------       ---------       ---------       ---------     ---------
     Income from operations:
         Net investment income (loss) ............        (0.35)          16.83            9.32            0.91          2.20
         Net realized and unrealized gain (loss)
             on investment .......................       (18.85)         (25.08)          23.71            7.57          1.77
                                                      ---------       ---------       ---------       ---------     ---------
             Net income (loss) from operations ...       (19.20)          (8.25)          33.03            8.48          3.97
                                                      ---------       ---------       ---------       ---------     ---------
Accumulation unit value, end of year .............    $   37.54       $   56.74       $   64.99       $   31.96     $   23.48
                                                      =========       =========       =========       =========     =========
Total return .....................................       (33.83)%        (12.70)%        103.33%          36.11%        20.37%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ....    $ 386,903       $ 580,202       $ 608,130       $ 262,665     $ 164,702
     Ratio of net investment income (loss) to
         average net assets ......................        (0.82)%         23.62%          23.19%           3.44%        10.18%
     Ratio of expenses to average net assets......         0.90%           0.90%           0.90%           0.90%         0.90%

                                                                         WRL Alger Aggressive Growth Subaccount
                                                                         --------------------------------------
                                                                                       December 31,
                                                                                       ------------
                                                               2001           2000         1999         1998        1997
                                                               ----           ----         ----         ----        ----
Accumulation unit value, beginning of year ..............   $   30.40     $   44.67     $  26.67    $   18.10   $   14.70
                                                            ---------     ---------     --------    ---------   ---------
  Income from operations:
    Net investment income (loss) ........................       (0.23)         4.76         4.90         1.33        1.75
    Net realized and unrealized gain (loss)
      on investment .....................................       (5.00)       (19.03)       13.10         7.24        1.65
                                                            ---------     ---------     --------    ---------   ---------
      Net income (loss) from operations .................       (5.23)       (14.27)       18.00         8.57        3.40
                                                            ---------     ---------     --------    ---------   ---------
Accumulation unit value, end of year ....................   $   25.17     $   30.40     $  44.67    $   26.67   $   18.10
                                                            =========     =========     ========    =========   =========
Total return ............................................      (17.20)%      (31.94)%      67.52%       47.36%      23.14%
Ratios and supplemental data:
  Net assets at end of year (in thousands) ..............   $ 248,752     $ 280,172     $354,178    $ 177,857   $  94,652
  Ratio of net investment income (loss) to
    average net assets ..................................       (0.90)%       11.65%       15.54%        6.20%      10.26%
Ratio of expenses to average net assets .................        0.90%         0.90%        0.90%        0.90%       0.90%

                                                                         WRL J.P. Morgan Money Market Subaccount
                                                                         ---------------------------------------
                                                                                      December 31,
                                                                                      ------------
                                                               2001          2000         1999         1998        1997
                                                               ----          ----         ----         ----        ----
Accumulation unit value, beginning of year ..............   $   16.08     $   15.33     $  15.02    $   14.17   $   12.21
                                                            ---------     ---------     --------    ---------   ---------
Income from operations:
         Net investment income (loss) ...................       (0.07)         0.17         0.19         0.25        1.55
         Net realized and unrealized gain (loss)
              on investment .............................       (0.54)         0.58         0.12         0.60        0.41
                                                            ---------     ---------     --------    ---------   ---------
              Net income (loss) from operations .........       (0.61)         0.75         0.31         0.85        1.96
                                                            ---------     ---------     --------    ---------   ---------
Accumulation unit value, end of year ....................   $   15.47     $   16.08     $  15.33    $   15.02   $   14.17
                                                            =========     =========     ========    =========   =========
Total return ............................................       (3.80)%        4.88%        2.11%        5.98%      16.06%
Ratios and supplemental data:
Net assets at end of year (in thousands) ................   $  22,061     $  20,952     $ 18,183    $  14,864   $  10,716
Ratio of net investment income (loss) to
         average net assets .............................       (0.46)%        1.10%        1.26%        1.76%      11.62%
Ratio of expenses to average net assets .................        0.90%         0.90%        0.90%        0.90%       0.90%

                                                                          WRL Federated Growth $ Income Subaccount
                                                                          ----------------------------------------
                                                                                       December 31,
                                                                                       ------------
                                                             2001           2000           1999            1998           1997
                                                             ----           ----           ----            ----           ----
Accumulation unit value, beginning of year ............  $    19.93     $    15.57     $    16.44       $    16.09      $   13.03
                                                         ----------     ----------     ----------       ----------      ---------
   Income from operations:
      Net investment income (loss) ....................        0.21           0.85           1.05             0.77           2.61
      Net realized and unrealized gain (loss)
         on investment ................................        2.71           3.51          (1.92)           (0.42)          0.45
                                                         ----------     ----------     ----------       ----------      ---------
         Net income (loss) from operations ............        2.92           4.36          (0.87)            0.35           3.06
                                                         ----------     ----------     ----------       ----------      ---------
Accumulation unit value, end of year ..................  $    22.85     $    19.93     $    15.57       $    16.44      $   16.09
                                                         ==========     ==========     ==========       ==========      =========
Total return ..........................................       14.67%         28.01%         (5.31)%           2.13%         23.54%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ...........  $   57,831     $   26,883     $   17,389       $   16,047      $   9,063
   Ratio of net investment income (loss) to
      average net assets ..............................        0.95%          5.00%          6.51%            4.83%         18.50%
   Ratio of expenses to average net assets ............        0.90%          0.90%          0.90%            0.90%          0.90%

                                                                          WRL Transamerica Value Balanced Subaccount
                                                                          ------------------------------------------
                                                                                       December 31,
                                                                                       ------------
                                                             2001           2000           1999            1998           1997
                                                             ----           ----           ----            ----           ----
Accumulation unit value, beginning of year ...........   $    18.19     $    15.66     $    16.74       $    15.60      $   13.50
                                                         ----------     ----------     ----------       ----------      ---------
   Income from operations:
      Net investment income (loss) ...................         0.10           1.20           0.41             1.58           1.20
      Net realized and unrealized gain (loss)
         on investment ...............................         0.18           1.33          (1.49)           (0.44)          0.90
                                                         ----------     ----------     ----------       ----------      ---------
         Net income (loss) from operations ...........         0.28           2.53          (1.08)            1.14           2.10
                                                         ----------     ----------     ----------       ----------      ---------
Accumulation unit value, end of year .................   $    18.47     $    18.19     $    15.66       $    16.74      $   15.60
                                                         ==========     ==========     ==========       ==========      =========
Total return .........................................         1.54%         16.16%         (6.48)%           7.36%         15.55%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ..........   $   41,934     $   34,213     $   33,317       $   39,904      $  29,123
   Ratio of net investment income (loss) to
      average net assets .............................         0.55%          7.33%          2.50%            9.69%          8.14%
   Ratio of expenses to average net assets ...........         0.90%          0.90%          0.90%            0.90%          0.90%

                                                                                 WRL C.A.S.E. Growth Subaccount
                                                                                 ------------------------------
                                                                                          December 31,
                                                                                          ------------
                                                              2001             2000           1999            1998          1997
                                                              ----             ----           ----            ----          ----
Accumulation unit value, beginning of year ............    $   13.04       $   16.60       $   12.51       $   12.32     $   10.81
                                                           ---------       ---------       ---------       ---------     ---------
     Income from operations:
         Net investment income (loss) .................         1.14            2.56            1.52            1.24          1.51
         Net realized and unrealized gain (loss)
              on investment ...........................        (5.09)          (6.12)           2.57           (1.05)         0.00
                                                           ---------       ---------       ---------       ---------     ---------
              Net income (loss) from operations .......        (3.95)          (3.56)           4.09            0.19          1.51
                                                           ---------       ---------       ---------       ---------     ---------
Accumulation unit value, end of year ..................    $    9.09       $   13.04       $   16.60       $   12.51     $   12.32
                                                           =========       =========       =========       =========     =========
Total return ..........................................       (30.31)%        (21.42)%         32.65%           1.56%        14.00%
Ratios and supplemental data:
     Net assets at end of year (in thousands) .........    $  17,847       $  22,344       $  27,509       $  17,730     $  11,946
     Ratio of net investment income (loss) to
         average net assets ...........................         9.90%          16.28%          10.16%          10.21%        12.65%
Ratio of expenses to average net assets ...............         0.90%           0.90%           0.90%           0.90%         0.90%

                                                                                 WRL NWQ Value Equity Subaccount
                                                                                 -------------------------------
                                                                                          December 31,
                                                                                          ------------
                                                              2001             2000           1999            1998          1997
                                                              ----             ----           ----            ----          ----
Accumulation unit value, beginning of year ...........     $   16.07       $   14.08       $   13.16       $   13.94     $   11.25
                                                           ---------       ---------       ---------       ---------     ---------
     Income from operations:
         Net investment income (loss) ................         (0.12)           0.23            0.20            0.95          0.14
         Net realized and unrealized gain (loss)
              on investment ..........................         (0.31)           1.76            0.72           (1.73)         2.55
                                                           ---------       ---------       ---------       ---------     ---------
              Net income (loss) from operations ......         (0.43)           1.99            0.92           (0.78)         2.69
                                                           ---------       ---------       ---------       ---------     ---------
Accumulation unit value, end of year .................     $   15.64       $   16.07       $   14.08       $   13.16     $   13.94
                                                           =========       =========       =========       =========     =========
Total return .........................................         (2.68)%         14.17%           6.98%          (5.63)%       23.93%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ........     $  32,890       $  28,888       $  26,678       $  26,083     $  26,714
     Ratio of net investment income (loss) to
         average net assets ..........................         (0.75)%          1.58%           1.42%           6.84%         1.05%
     Ratio of expenses to average net assets .........          0.90 %          0.90%           0.90%           0.90%         0.90%

                                                                             WRL International Equity Subaccount
                                                                             -----------------------------------
                                                                                        December 31,
                                                                                        ------------
                                                            2001             2000           1999            1998          1997
                                                            ----             ----           ----            ----          ----
Accumulation unit value, beginning of year ...........   $   12.43       $   14.76       $  11.92       $   10.65     $   10.00
                                                         ---------       ---------       --------       ---------     ---------
     Income from operations:
         Net investment income (loss) ................        0.25            2.00           0.62           (0.09)        (0.03)
         Net realized and unrealized gain (loss)
              on investment ..........................       (3.25)          (4.33)          2.22            1.36          0.68
                                                         ---------        --------       --------       ---------     ---------
              Net income (loss) from operations ......       (3.00)          (2.33)          2.84            1.27          0.65
                                                         ---------        --------       --------       ---------     ---------
Accumulation unit value, end of year .................   $    9.43       $   12.43       $  14.76       $   11.92     $   10.65
                                                         =========       =========       ========       =========     =========
Total return .........................................      (24.12)%        (15.75)%        23.84%          11.84%         6.54%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ........   $   8,183       $   7,944       $  7,013       $   5,827     $   2,289
     Ratio of net investment income (loss) to
         average net assets ..........................        2.40%          15.54%          5.09%          (0.81)%       (0.28)%
     Ratio of expenses to average net assets .........        0.90%           0.90%          0.90%           0.90%         0.90%

                                                                                WRL GE U.S. Equity Subaccount
                                                                                -----------------------------
                                                                                       December 31,
                                                                                       ------------
                                                            2001             2000           1999            1998          1997
                                                            ----             ----           ----            ----          ----
Accumulation unit value, beginning of year ...........   $   17.69       $   17.99       $  15.33       $   12.59     $   10.00
                                                         ---------       ---------       --------       ---------     ---------
     Income from operations:
         Net investment income (loss) ................       (0.12)           0.68           1.38            0.73          0.99
         Net realized and unrealized gain (loss)
              on investment ..........................       (1.60)          (0.98)          1.28            2.01          1.60
                                                         ---------       ---------       --------       ---------     ---------
              Net income (loss) from operations ......       (1.72)          (0.30)          2.66            2.74          2.59
                                                         ---------       ---------       --------       ---------     ---------
Accumulation unit value, end of year .................   $   15.97       $   17.69       $  17.99       $   15.33     $   12.59
                                                         =========       =========       ========       =========     =========
Total return .........................................       (9.69)%         (1.67)%        17.35 %         21.78%        25.89%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ........   $  31,020       $  29,771       $ 26,416       $  14,084     $   3,258
     Ratio of net investment income (loss) to
         average net assets ..........................       (0.72)%          3.81%          8.27%           5.30%         8.28%
     Ratio of expenses to average net assets .........        0.90 %          0.90%          0.90%           0.90%         0.90%


                                                                                    WRL Third Avenue Value
                                                                                          Subaccount
                                                                                          ----------
                                                                                         December 31,
                                                                                         ------------
                                                                      2001           2000            1999          1998
                                                                      ----           ----            ----          ----
Accumulation unit value, beginning of year ....................   $   14.22       $  10.59       $    9.23     $   10.00
                                                                  ---------       --------       ---------     ---------
   Income from operations:
     Net investment income (loss) .............................       (0.11)          0.60            0.19         (0.05)
     Net realized and unrealized gain (loss)
       on investment ..........................................        0.85           3.03            1.17         (0.72)
                                                                  ---------       --------       ---------     ---------
       Net income (loss) from operations ......................        0.74           3.63            1.36         (0.77)
                                                                  ---------       --------       ---------     ---------
Accumulation unit value, end of year ..........................   $   14.96       $  14.22       $   10.59     $    9.23
                                                                  =========       ========       =========     =========
Total return ..................................................        5.22%         34.26%          14.68%        (7.67)%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ...................   $  34,345       $ 16,735       $   3,411     $   2,807
   Ratio of net investment income (loss) to
     average net assets .......................................       (0.78)%         4.53%           1.98%        (0.52)%
Ratio of expenses to average net assets .......................        0.90%          0.90%           0.90%         0.90%

                                                                                    WRL Third Avenue Value
                                                                                          Subaccount
                                                                                          ----------
                                                                                         December 31,
                                                                                         ------------
                                                                      2001           2000           1999          1998
                                                                      ----           ----           ----          ----
Accumulation unit value, beginning of year ....................   $   10.36       $   8.06       $    8.46     $   10.00
                                                                  ---------       --------       ---------     ---------
   Income from operations:
     Net investment income (loss) .............................        0.21           0.10            0.07         (0.05)
     Net realized and unrealized gain (loss)
       on investment ..........................................        0.83           2.20           (0.47)        (1.49)
                                                                  ---------       --------       ---------     ---------
       Net income (loss) from operations ......................        1.04           2.30           (0.40)        (1.54)
                                                                  ---------       --------       ---------     ---------
Accumulation unit value, end of year ..........................   $   11.40       $  10.36       $    8.06     $    8.46
                                                                  =========       ========       =========     =========
Total return ..................................................       10.06%         28.46%          (4.63)%      (15.44)%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ...................   $   7,899       $  2,476       $     627     $     709
   Ratio of net investment income (loss) to
     average net assets .......................................        1.92%          1.07%           0.95%        (0.90)%
Ratio of expenses to average net assets .......................        0.90%          0.90%           0.90%         0.90%

                                                                              WRL Goldman Sachs Growth
                                                                                     Subaccount
                                                                                     ----------
                                                                                    December 31,
                                                                                    -----------
                                                                        2001            2000         1999(1)
                                                                        ----            ----         ----
Accumulation unit value, beginning of year .......................   $  10.29       $   11.29     $   10.00
                                                                     --------       ---------     ---------
   Income from operations:
      Net investment income (loss) ...............................      (0.01)           0.06         (0.05)
      Net realized and unrealized gain (loss)
          on investment ..........................................      (1.52)          (1.06)         1.34
                                                                      -------        --------      --------
          Net income (loss) from operations ......................      (1.53)          (1.00)         1.29
                                                                      -------        --------      --------
Accumulation unit value, end of year .............................    $  8.76       $   10.29     $   11.29
                                                                      =======        ========      ========
Total return .....................................................     (14.86)%         (8.84)%       12.91%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ......................   $  3,750       $   1,627     $     977
   Ratio of net investment income (loss) to
      average net assets .........................................      (0.08)%          0.59%        (0.90)%
   Ratio of expenses to average net assets .......................       0.90%           0.90%         0.90%

                                                                                  WRL Munder NET50
                                                                                     Subaccount
                                                                                     ----------
                                                                                    December 31,
                                                                                    -----------
                                                                        2001            2000         1999(1)
                                                                        ----            ----         ----
Accumulation unit value, beginning of year ......................    $  10.80       $   10.92     $   10.00
                                                                     --------       ---------     ---------
   Income from operations:
      Net investment income (loss) ..............................       (0.03)           0.22          0.76
      Net realized and unrealized gain (loss)
          on investment .........................................       (2.79)          (0.34)         0.16
                                                                     --------        --------      --------
          Net income (loss) from operations .....................       (2.82)          (0.12)         0.92
                                                                     --------        --------      --------
Accumulation unit value, end of year ............................    $   7.98       $   10.80     $   10.92
                                                                     ========       =========     =========
Total return ....................................................      (26.09)%         (1.15)%        9.23%
Ratios and supplemental data:
   Net assets at end of year (in thousands) .....................    $  2,804       $     862     $     344
   Ratio of net investment income (loss) to
      average net assets ........................................       (0.29)%          2.00%        15.66%
   Ratio of expenses to average net assets ......................        0.90%           0.90%         0.90%

                                                                                         WRL
                                                                                    T. Rowe Price
                                                                                   Dividend Growth
                                                                                     Subaccount
                                                                                     ----------
                                                                                    December 31,
                                                                                    ------------
                                                                        2001            2000         1999/(1)/
                                                                        ----            ----         ----
Accumulation unit value, beginning of year .......................    $   9.98       $    9.16     $   10.00
                                                                      --------       ---------     ---------
   Income from operations:
       Net investment income (loss) ..............................       (0.08)          (0.04)        (0.04)
       Net realized and unrealized gain (loss)
           on investment .........................................       (0.42)           0.86         (0.80)
                                                                      --------       ---------     ---------
           Net income (loss) from operations .....................       (0.50)           0.82         (0.84)
                                                                      --------       ---------     ---------
Accumulation unit value, end of year .............................    $   9.48       $    9.98     $    9.16
                                                                      ========       =========     =========
Total return .....................................................       (5.02)%          8.89%        (8.37)%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ......................    $  3,419       $     985     $     501
   Ratio of net investment income (loss) to
       average net assets ........................................       (0.90)%         (0.42)%       (0.90)%
   Ratio of expenses to average net assets .......................        0.90%           0.90%         0.90%

                                                                                         WRL
                                                                                      T. Rowe
                                                                                     Small Cap
                                                                                     Subaccount
                                                                                     ----------
                                                                                    December 31,
                                                                                    ------------
                                                                        2001            2000         1999/(1)/
                                                                        ----            ----         ----
Accumulation unit value, beginning of year .......................    $  11.17       $   12.31     $   10.00
                                                                      --------       ---------     ---------
   Income from operations:
       Net investment income (loss) ..............................       (0.09)           0.04          0.41
       Net realized and unrealized gain (loss)
           on investment .........................................       (1.09)          (1.18)         1.90
                                                                      --------       ---------     ---------
           Net income (loss) from operations .....................       (1.18)          (1.14)         2.31
                                                                      --------       ---------     ---------
Accumulation unit value, end of year .............................    $   9.99       $   11.17     $   12.31
                                                                      ========       =========     =========
Total return .....................................................      (10.52)%         (9.27)%       23.09%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ......................    $  6,832       $   2,568     $     925
   Ratio of net investment income (loss) to
       average net assets ........................................       (0.90)%          0.29%         8.13%
   Ratio of expenses to average net assets .......................        0.90%           0.90%         0.90%

                                                                                WRL
                                                                          Salomon All Cap
                                                                             Subaccount
                                                                             ----------
                                                                            December 31,
                                                                            ------------
                                                                 2001            2000         1999/(1)/
                                                                 ----            ----         ----
Accumulation unit value, beginning of year ................    $  12.55       $   10.70     $   10.00
                                                               --------       ---------     ---------
     Income from operations:
         Net investment income (loss) .....................        0.11            0.23          0.40
         Net realized and unrealized gain (loss)
              on investment ...............................        0.04            1.62          0.30
                                                               --------       ---------     ---------
              Net income (loss) from operations ...........        0.15            1.85          0.70
                                                               --------       ---------     ---------
Accumulation unit value, end of year ......................    $  12.70       $   12.55     $   10.70
                                                               ========       =========     =========
Total return ..............................................        1.18%          17.24%         7.02%
Ratios and supplemental data:
     Net assets at end of year (in thousands) .............    $ 30,526       $   8,072     $     383
     Ratio of net investment income (loss) to
         average net assets ...............................        0.89%           1.91%         8.07%
     Ratio of expenses to average net assets ..............        0.90%           0.90%         0.90%

                                                                                 WRL
                                                                            Pilgrim Baxter
                                                                            Mid Cap Growth
                                                                              Subaccount
                                                                              ----------
                                                                             December 31,
                                                                             ------------
                                                                 2001            2000         1999/(1)/
                                                                 ----            ----         ----
Accumulation unit value, beginning of year ................    $  13.56       $   15.98     $   10.00
                                                               --------       ---------     ---------
     Income from operations:
         Net investment income (loss) .....................       (0.09)           0.04          0.04
         Net realized and unrealized gain (loss)
              on investment ...............................       (4.86)          (2.46)         5.94
                                                               --------       ---------     ---------
              Net income (loss) from operations ...........       (4.95)          (2.42)         5.98
                                                               --------       ---------     ---------
Accumulation unit value, end of year ......................    $   8.61       $   13.56     $   15.98
                                                               ========       =========     =========
Total return ..............................................      (36.50)%        (15.16)%       59.78%
Ratios and supplemental data:
     Net assets at end of year (in thousands) .............    $ 32,867       $  39,702     $   5,065
     Ratio of net investment income (loss) to
         average net assets ...............................       (0.90)%          0.25%         0.62%
     Ratio of expenses to average net assets ..............        0.90%           0.90%         0.90%

                                                                                WRL                                  WRL
                                                                              Dreyfus                            Value Line
                                                                              Mid Cap                         Aggressive Growth
                                                                            Subaccount                           Subaccount
                                                                            ----------                           ----------
                                                                           December 31,                         December 31,
                                                                           ------------                         ------------
                                                              2001             2000       1999/(1)/          2001       2000/(1)/
                                                              ----             ----       --------           ----       ---------
Accumulation unit value, beginning of year ..............  $   11.35       $   10.14      $  10.00       $    8.98     $   10.00
                                                           ---------       ---------      --------       ---------     ---------
     Income from operations:
         Net investment income (loss) ...................       0.05            0.23         (0.04)          (0.07)        (0.06)
         Net realized and unrealized gain (loss)
              on investment .............................      (0.59)           0.98          0.18           (0.94)        (0.96)
                                                           ---------        ---------     --------       ---------     ---------
              Net income (loss) from operations .........      (0.54)           1.21          0.14           (1.01)        (1.02)
                                                           ---------        ---------     --------       ---------     ---------
Accumulation unit value, end of year ....................  $   10.81       $   11.35      $  10.14       $    7.97     $    8.98
                                                           =========       =========      ========       =========     =========
Total return ............................................      (4.80)%         11.91%         1.44%         (11.21)%      (10.24)%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ...........  $   5,325       $   1,811      $    337       $   1,283     $   1,067
     Ratio of net investment income (loss) to
         average net assets .............................       0.44%           2.02%        (0.90)%         (0.90)%       (0.90)%
     Ratio of expenses to average net assets ............       0.90%           0.90%         0.90%           0.90%         0.90%

                                                                        WRL                                         WRL
                                                                 Great Companies-                            Great Companies-
                                                                    America(SM)                               Technology(SM)
                                                                    Subaccount                                  Subaccount
                                                                    ----------                                  ----------
                                                                   December 31,                                December 31,
                                                                   ------------                                ------------
                                                              2001             2000                          2001       2000/(1)/
                                                              ----             ----                          ----       ---------
Accumulation unit value, beginning of year ..............  $   11.31       $   10.00                     $    6.70     $   10.00
                                                           ---------       ---------                     ---------     ---------
     Income from operations:
         Net investment income (loss) ...................      (0.05)          (0.06)                        (0.04)        (0.05)
         Net realized and unrealized gain (loss)
              on investment .............................      (1.42)           1.37                         (2.47)        (3.25)
                                                           ---------       ----------                    ---------     ---------
              Net income (loss) from operations .........      (1.47)           1.31                         (2.51)        (3.30)
                                                           ---------       ----------                    ---------     ---------
Accumulation unit value, end of year ....................  $    9.84       $   11.31                     $    4.19     $    6.70
                                                           =========       =========                     =========     =========
Total return ............................................     (12.98)%         13.12%                       (37.51)%      (33.01)%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ...........  $  16,607       $   8,491                     $   6,147     $   2,788
     Ratio of net investment income (loss) to
         average net assets .............................      (0.56)%         (0.90)%                       (0.90)%       (0.90)%
     Ratio of expenses to average net assets ............       0.90%           0.90%                         0.90%         0.90%

                                                                               WRL                        WRL
                                                                         Great Companies-           Great Companies-
                                                                            America(SM)              Technology(SM)
                                                                            Subaccount                 Subaccount
                                                                            ----------                 ----------
                                                                            December 31,               December 31,
                                                                            ------------               ------------
                                                                         2001           2000        2001        2000/(1)/
                                                                         ----           ----        ----        --------
Accumulation unit value, beginning of year ......................     $   8.52       $  10.00     $   9.07      $  10.00
                                                                      --------       --------     --------      --------
     Income from operations:
        Net investment income (loss) ............................        (0.06)         (0.03)       (0.06)        (0.03)
        Net realized and unrealized gain (loss)
            on investment .......................................        (1.44)         (1.45)       (0.93)        (0.90)
                                                                      --------       --------     --------      --------
              Net income (loss) from operations .................        (1.50)         (1.48)       (0.99)        (0.93)
                                                                      --------       --------     --------      --------
Accumulation unit value, end of year ............................     $   7.02       $   8.52     $   8.08      $   9.07
                                                                      ========       ========     ========      ========
Total return ....................................................       (17.58)%       (14.84)%     (10.92)%       (9.27)%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ...................     $  2,238       $    494     $  7,590      $    971
     Ratio of net investment income (loss) to
        average net assets ......................................        (0.90)%        (0.90)%      (0.75)%       (0.90)%
     Ratio of expenses to average net assets ....................         0.90%          0.90%        0.90%         0.90%

                                                                          WRL
                                                                         LKCM
                                                                    Capital Growth
                                                                      Subaccount
                                                                      ----------
                                                                     December 31,
                                                                     ------------
                                                                       2001(1)
                                                                       -------
Accumulation unit value, beginning of year ......................     $  10.00
                                                                      --------
     Income from operations:
        Net investment income (loss) ............................        (0.00)
        Net realized and unrealized gain (loss)
            on investment .......................................        (3.57)
                                                                      --------
            Net income (loss) from operations ...................        (3.57)
                                                                      --------
Accumulation unit value, end of year ............................     $   6.43
                                                                      ========
Total return ....................................................       (35.70)%
Ratios and supplemental data:
     Net assets at end of year (in thousands) ...................     $  1,157
     Ratio of net investment income (loss) to
        average net assets ......................................        (0.07)%
     Ratio of expenses to average net assets ....................         0.90%

                                                                           Fidelity VIP III               Fidelity VIP II
                                                                         Growth Opportunities              Contrafund(R)
                                                                              America(SM)                 Technology(SM)
                                                                              Subaccount                   Subaccount
                                                                              ----------                   ----------
                                                                             December 31,                 December 31,
                                                                             ------------                 ------------
                                                                         2001           2000            2001        2000/(1)/
                                                                         ----           ----            ----        -------
Accumulation unit value, beginning of year .........................  $   8.56       $    10.00      $    9.38     $   10.00
                                                                      --------       ----------      ---------     ---------
Income from operations:
      Net investment income (loss) .................................     (0.05)           (0.06)         (0.04)        (0.06)
      Net realized and unrealized gain (loss)
          on investment ............................................     (1.26)           (1.38)         (1.20)        (0.56)
                                                                      --------       ----------      ---------      --------
      Net income (loss) from operations ............................     (1.31)           (1.44)         (1.24)        (0.62)
                                                                      --------       ----------      ---------      --------
Accumulation unit value, end of year ...............................  $   7.25       $     8.56      $    8.14     $    9.38
                                                                      ========       ==========      =========     =========
Total return .......................................................    (15.40)%         (14.36)%       (13.25)%       (6.16)%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ........................  $  1,397       $      562      $   3,335     $   1,030
   Ratio of net investment income (loss) to average net assets .....     (0.65)%          (0.90)%        (0.45)%       (0.90)%
Ratio of expenses to average net assets ............................      0.90%            0.90%          0.90%         0.90%

                                                                             Fidelity VIP
                                                                             Equity-Income
                                                                              Subaccount
                                                                              ----------
                                                                             December 31,
                                                                             ------------
                                                                         2001           2000
                                                                         ----           ----
Accumulation unit value, beginning of year .........................  $  10.99       $   10.00
                                                                      --------       ---------
Income from operations:
      Net investment income (loss) .................................     (0.04)          (0.06)
      Net realized and unrealized gain (loss)
          on investment ............................................     (0.63)           1.05
                                                                      --------       ---------
      Net income (loss) from operations ............................     (0.67)           0.99
                                                                      --------       ---------
Accumulation unit value, end of year ...............................  $  10.32       $   10.99
                                                                      ========       =========
Total return .......................................................     (6.07)%          9.91%
Ratios and supplemental data:
   Net assets at end of year (in thousands) ........................  $  4,161       $     307
   Ratio of net investment income (loss) to average net assets .....     (0.35)%         (0.90)%
Ratio of expenses to average net assets ............................      0.90%           0.90%

Per unit information has been computed using average units outstanding throughout each period. Total return is not annualized for periods of less than one year. The ratio of net investment income (loss) to average net assets is annualized for periods of less than one year. The expense ratio considers only the expenses borne directly by the separate account and excludes expenses incurred directly by the underlying funds.

                         Report of Independent Auditors

The Board of Directors
Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis balance sheets of Western Reserve Life Assurance Co. of Ohio (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2001 and 2000, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2001. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2001 and 2000, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2001.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2001 and 2000, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2001 Western Reserve Life Assurance Co. of Ohio changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Insurance Department of the State of Ohio.

As discussed in Note 8 to the financial statements, in 2001 Western Reserve Life Assurance Co. of Ohio changed the method used to value universal life and variable universal life policies.


Des Moines, Iowa
February 15, 2002

                   Western Reserve Life Assurance Co. of Ohio

                         Balance Sheets--Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                     December 31
                                                               2001              2000
                                                               ----              ----
Admitted assets
Cash and invested assets:

  Cash and short-term investments                           $   141,080    $    25,465
  Bonds                                                          78,489         92,652
  Common stocks:
     Affiliated entities (cost: 2001--$543 and 2000--$243)        5,903          4,164
     Other (cost: 2001 and 2000--$302)                              472            352
  Mortgage loans on real estate                                  13,821         14,041
     Home office properties                                      43,520         33,571
     Investment properties                                           --         10,808
     Policy loans                                               285,178        284,335
     Other invested assets                                       19,558         10,091
                                                            -----------    -----------
Total cash and invested assets                                  588,021        475,479
Net deferred income taxes                                         8,444             --
Federal and foreign income taxes recoverable                         --         22,547
Premiums deferred and uncollected                                 1,237            908
Accrued investment income                                         1,463          1,475
Cash surrender value of life insurance policies                  52,254         49,787
Other assets                                                      7,563          5,905
Separate account assets                                       8,093,342     10,190,653
                                                            -----------    -----------
     Total admitted assets                                  $ 8,752,324    $10,746,754
                                                            ===========    ===========

See accompanying notes.

                                                                                           December 31

                                                                                     2001             2000
                                                                                     ----             ----
Liabilities and capital and surplus
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                       $     399,187    $      400,695
     Annuity                                                                          336,587           288,370
   Policy and contract claim reserves                                                  14,358            13,474
   Liability for deposit-type contracts                                                15,754             9,909
   Other policyholders' funds                                                              60                38
   Remittances and items not allocated                                                 14,493            21,192
   Federal and foreign income taxes payable                                            26,150                --
Transfers to separate account due or accrued                                         (493,930)         (480,404)
   Asset valuation reserve                                                              4,299             4,726
   Interest maintenance reserve                                                         4,861             5,934
   Short-term note payable to affiliate                                                    --            71,400
   Payable to affiliate                                                                   645            17,406
   Other liabilities                                                                   92,231            62,528
   Separate account liabilities                                                     8,089,904        10,185,342
                                                                                -------------    --------------
Total liabilities                                                                   8,504,599        10,600,610
Capital and surplus:
   Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000
     shares issued and outstanding                                                      2,500             2,500
   Paid-in surplus                                                                    150,107           120,107
   Unassigned surplus                                                                  95,118            23,537
                                                                                -------------    --------------
Total capital and surplus                                                             247,725           146,144
                                                                                -------------    --------------
Total liabilities and capital and surplus                                       $   8,752,324    $   10,746,754
                                                                                =============    ==============

See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

                    Statements of Operations--Statutory Basis
                             (Dollars in Thousands)

                                                                                    Year Ended December 31
                                                                             2001             2000              1999
                                                                             ----             ----              ----
Revenues:
 Premiums and other considerations, net of reinsurance:
    Life                                                                 $   653,398     $    741,937       $   584,729
    Annuity                                                                  625,117        1,554,430         1,104,525
 Net investment income                                                        44,424           47,867            39,589
 Amortization of interest maintenance reserve                                  1,440            1,656             1,751
 Commissions and expense allowances on reinsurance ceded                     (10,789)           1,648             4,178
 Income from fees associated with investment management,
    administration and contract guarantees for separate accounts             108,673          149,086           104,775
 Other income                                                                 16,386           58,531            44,366
                                                                         -----------     ------------       -----------
                                                                           1,438,649        2,555,155         1,883,913
Benefits and expenses:

 Benefits paid or provided for:

    Life                                                                      56,155           58,813            35,591
    Surrender benefits                                                       800,264          888,060           689,535
    Other benefits                                                            57,032           47,855            32,201
    Increase (decrease) in aggregate reserves for policies and contracts:
       Life                                                                   10,100           98,557            70,542
       Annuity                                                                48,217           (9,665)            3,446
       Other                                                                       -               67              (121)
                                                                         -----------     ------------       -----------
                                                                             971,768        1,083,687           831,194
Insurance expenses:
 Commissions                                                                 176,023          316,337           246,334
 General insurance expenses                                                  110,808          120,798           112,536
 Taxes, licenses and fees                                                     18,714           23,193            19,019
 Net transfers to separate accounts                                          216,797        1,068,213           625,598
 Other expenses                                                                  556               36                 -
                                                                         -----------     ------------       -----------
                                                                             522,898        1,528,577         1,003,487
                                                                         -----------     ------------       -----------
                                                                           1,494,666        2,612,264         1,834,681
                                                                         -----------     ------------       -----------
Gain (loss) from operations before federal income tax expense (benefit)
 and net realized capital gains (losses) on investments                      (56,017)         (57,109)           49,232
Federal income tax expense (benefit)                                           3,500          (17,470)           11,816
                                                                         -----------     ------------       -----------
Gain (loss) from operations before net realized capital gains (losses)
 on investments                                                              (59,517)         (39,639)           37,416
Net realized capital gains (losses) on investments (net of related federal income taxes and amounts transferred to interest
 maintenance reserve)                                                            100             (856)             (716)
                                                                         -----------     ------------       -----------
Net income (loss)                                                        $   (59,417)    $    (40,495)      $    36,700
                                                                         ===========     ============       ===========



See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

          Statements of Changes in Capital and Surplus--Statutory Basis
                             (Dollars in Thousands)

                                                                                                                  Total
                                                             Common          Paid-In          Unassigned       Capital and
                                                             Stock           Surplus           Surplus           Surplus
                                                             -----           -------           -------           -------
Balance at January 1, 1999                                $     1,500      $   120,107       $    21,973      $   143,580
  Net income                                                       --               --            36,700           36,700
  Change in net unrealized capital gains                           --               --             1,421            1,421
  Change in non-admitted assets                                    --               --               703              703
  Change in asset valuation reserve                                --               --              (961)            (961)
  Change in surplus in separate accounts                           --               --               451              451
  Transfer from unassigned surplus to common stock
     (stock dividend)                                           1,000               --            (1,000)              --
Settlement of prior period tax returns                             --               --             1,000            1,000
  Tax benefits on stock options exercised                          --               --             2,022            2,022
                                                          -----------      -----------       -----------      -----------
  Balance at December 31, 1999                                  2,500          120,107            62,309          184,916
  Net loss                                                         --               --           (40,495)         (40,495)
  Change in net unrealized capital gains                           --               --             1,571            1,571
  Change in non-admitted assets                                    --               --            (1,359)          (1,359)
  Change in asset valuation reserve                                --               --              (917)            (917)
  Change in surplus in separate accounts                           --               --              (314)            (314)
  Settlement of prior period tax returns                           --               --                30               30
  Tax benefits on stock options exercised                          --               --             2,712            2,712
                                                          -----------      -----------       -----------      -----------
Balance at December 31, 2000                                    2,500          120,107            23,537          146,144
  Net loss                                                         --               --           (59,417)         (59,417)
  Capital contribution                                             --           30,000                --           30,000
  Cumulative effect of change in accounting
    principles                                                                                    12,312           12,312
  Change in valuation basis                                        --               --            11,609           11,609
  Change in net deferred income tax asset                          --               --           (11,733)         (11,733)
  Surplus effect of reinsurance transaction                        --               --            11,851           11,851
  Change in net unrealized capital gains                           --               --            (1,281)          (1,281)
  Change in non-admitted assets                                    --               --             9,076            9,076
  Change in asset valuation reserve                                --               --               427              427
  Change in surplus in separate accounts                           --               --            97,374           97,374
  Tax benefits on stock options exercised                          --               --             1,363            1,363
                                                          -----------      -----------       -----------      -----------
Balance at December 31, 2001                              $     2,500      $   150,107       $    95,118      $   247,725
                                                          ===========      ===========       ===========      ===========


See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

                    Statements of Cash Flow--Statutory Basis
                             (Dollars in Thousands)

                                                                                    Year Ended December 31
                                                                            2001              2000              1999
                                                                            ----              ----              ----
Operating activities
Premiums and other considerations, net of reinsurance                    $ 1,295,480     $  2,356,441       $ 1,738,870
Net investment income received                                                45,355           51,583            44,235
Life and accident and health claims paid                                     (55,303)         (55,030)          (35,872)
Surrender benefits and other fund withdrawals paid                          (800,321)        (888,060)         (689,535)
Other benefits paid to policyholders                                         (56,598)         (43,721)          (32,642)
Commissions, other expenses and other taxes                                 (315,087)        (456,874)         (382,372)
Net transfers to separate accounts                                           (27,317)        (935,755)         (628,762)
Federal income taxes received (paid)                                          46,560           (8,236)           (9,637)
                                                                         -----------     ------------       -----------
Net cash provided by operating activities                                    132,769           20,348             4,285
Investing activities
Proceeds from investments sold, matured or repaid:
 Bonds                                                                        29,163           45,079           114,177
 Mortgage loans on real estate                                                   282              227               212
 Other                                                                          (170)             345                18
                                                                         -----------     ------------       -----------
                                                                              29,275           45,651           114,407
Cost of investments acquired:
 Bonds                                                                       (14,445)         (18,005)          (49,279)
 Common stocks                                                                  (300)              --                --
 Mortgage loans on real estate                                                    --           (5,003)               (1)
 Investment properties                                                           (13)            (108)             (286)
 Policy loans                                                                   (843)        (101,360)          (69,993)
 Other invested assets                                                       (12,394)         (11,203)               --
 Other                                                                            --               --              (855)
                                                                         -----------     ------------       -----------
                                                                             (27,995)        (135,679)         (120,414)
                                                                         -----------     ------------       -----------
Net cash provided by (used in) investing activities                            1,280          (90,028)           (6,007)
Financing and miscellaneous activities
Other cash provided:
 Capital and surplus paid in                                                  30,000               --                --
 Borrowed money                                                              (71,400)          54,300           (27,100)
 Deposits and deposit-type contract funds and other liabilities without
   life or disability contingencies                                           23,298               --                --
 Other sources                                                                45,631           27,815            12,580
                                                                         -----------     ------------       -----------
                                                                              27,529           82,115           (14,520)

                                                                                    Year Ended December 31
                                                                            2001              2000              1999
                                                                            ----              ----              ----
Other cash applied:
 Withdrawals on deposit-type contract funds and other liabilities
     without life or disability contingencies                            $    17,990     $         --       $        --
Other applications                                                            27,973           10,902            33,634
                                                                         -----------     ------------       -----------
                                                                              45,963           10,902            33,634
                                                                         -----------     ------------       -----------
Net cash provided by (used in) financing activities                          (18,434)          71,213           (48,154)
                                                                         -----------     ------------       -----------
Increase (decrease) in cash and short-term investments                       115,615            1,533           (49,876)
Cash and short-term investments at beginning of year                          25,465           23,932            73,808
                                                                         -----------     ------------       -----------
Cash and short-term investments at end of year                           $   141,080     $     25,465       $    23,932
                                                                         ===========     ============       ===========

See accompanying notes.

                   Western Reserve Life Assurance Co. of Ohio

                 Notes to Financial Statements--Statutory Basis
                             (Dollars in Thousands)

1.   Organization and Summary of Significant Accounting Policies

Organization

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of First AUSA Life Insurance Company which, in turn, is an indirect, wholly owned subsidiary of AEGON USA, Inc. (AEGON). AEGON is an indirect, wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company's products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company's new life insurance written and a substantial portion of new annuities written are done through an affiliated marketing organization.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Ohio, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

     Investments:Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholder's equity for those designated as available-for-sale.

     All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001 under GAAP, changes in prepayment assumptions were accounted for in the same manner. Effective April 1, 2001 for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.

     Investment properties are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

     Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

     The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

     Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the "interest maintenance reserve"
     (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

     The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

     Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

     Policy Acquisition Costs:The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

     Nonadmitted Assets: Certain assets designated as "nonadmitted" are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets.

     Universal Life and Annuity Policies: Subsequent to January 1, 2001, revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Prior to January 1, 2001, all revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

     Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

     Reinsurance: A liability for reinsurance balances would be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

     Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

     Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

     Deferred Income Taxes:Effective January 1, 2001, deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and tax bases of assets and liabilities. Under GAAP, states taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not expected to be realizable.

     Statements of Cash Flow:Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of these variances have not been determined by the Company, but are presumed to be material.

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Common stocks of unaffiliated companies are carried at market, and the related unrealized capital gains/(losses) are reported in unassigned surplus. Common stocks of the Company's wholly owned affiliates are recorded at the GAAP basis equity in net assets. Home office and investment properties are reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets.

Other "admitted assets" are valued, principally at cost, as required or permitted by Ohio Insurance Laws.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses.

Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

During 2001, 2000, and 1999, net realized capital gains (losses) of $367, $(276), and $(67), respectively, were credited to the IMR rather than being immediately recognized in the statements of operations. Amortization of these net gains aggregated $1,440, $1,656, and $1,751 for the years ended December 31, 2001, 2000, and 1999, respectively.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. No investment income due and accrued has been excluded for the years ended December 31, 2001, 2000, and 1999, with respect to such practices.

Premiums and Annuity Considerations

Life and accident and health premiums are recognized as revenue when due. Subsequent to January 1, 2001, premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Prior to January 1, 2001, life, annuity, accident, and health premiums were recognized as revenue when due.

Aggregate Reserves for Policies

Life and annuity reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.25 to 5.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4.00 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting policies for the original policies issued and the terms of the reinsurance contracts.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Separate Accounts

Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholders. The Company received variable contract premiums of $1,208,884, $2,336,299, and $1,675,642 in 2001, 2000, and 1999, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Stock Option Plan

AEGON N.V. sponsors a stock option plan that includes eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.
Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

2.   Accounting Changes

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Ohio. Effective January 1, 2001, the State of Ohio required that insurance companies domiciled in the State of Ohio prepare their statutory-basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Ohio insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change in accounting principle, as an adjustment that increased capital and surplus, of $12,312 as of January 1, 2001. This amount included the establishment of deferred tax assets of $12,696, offset by the release of mortgage loan origination fees of $25 and the establishment of a vacation accrual of $359.

3.   Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Short-Term Investments: The carrying amounts reported in the statutory-basis balance sheets for these instruments approximate their fair values.

     Investment Securities: Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for common stocks of unaffiliated entities are based on quoted market prices.

     Mortgage Loans on Real Estate and Policy Loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans are assumed to equal their carrying value.

     Separate Account Assets: The fair value of separate account assets are based on quoted market prices.

     Investment Contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Short-Term Note Payable to Affiliate: The carrying amounts reported in the statutory-basis balance sheets for these instruments approximate their fair values.

     Separate Account Annuity Liabilities: Separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Fair values for the Company's insurance contracts other than investment contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of Statement of Financial Accounting Standards No. 107:

                                                                         December 31

                                                             2001                             2000
                                                             ----                             ----
                                                   Carrying                         Carrying
                                                    Amount        Fair Value         Amount        Fair Value
                                                    ------        ----------         ------        ----------
Admitted assets
Cash and short-term investments                  $   141,080     $    141,080     $    25,465     $    25,465
Bonds                                                 78,489           80,722          92,652          93,766
Common stocks, other than affiliates                     472              472             352             352
Mortgage loans on real estate                         13,821           14,263          14,041          14,422
Policy loans                                         285,178          285,178         284,335         284,335
Separate account assets                            8,093,342        8,093,342      10,190,653      10,190,653

Liabilities
Investment contract liabilities                      352,341          347,665         298,279         291,457
Short-term note payable to affiliate                      --               --          71,400          71,400
Separate account annuity liabilities               5,792,373        5,709,486       7,305,380       7,142,011

4.   Investments

                                                                     Gross           Gross         Estimated
                                                   Carrying       Unrealized       Unrealized        Fair
                                                    Amount           Gains           Losses        Fair Value
                                                    ------           -----           ------        ----------
December 31, 2001
Bonds:
  United States Government and agencies          $     4,363     $        173     $        --     $     4,536
  State, municipal and other government                1,480              135              --           1,615
  Public utilities                                    12,048              306              --          12,354
  Industrial and miscellaneous                        39,429            2,470           1,358          40,541
  Mortgage and other asset-backed securities          21,169              507              --          21,676
                                                 -----------     ------------     -----------     -----------
Total bonds                                      $    78,489     $      3,591     $     1,358     $    80,722
                                                 ===========     ============     ===========     ===========

                                                                     Gross          Gross          Estimated
                                                  Carrying        Unrealized     Unrealized          Fair
                                                   Amount            Gains         Losses         Fair Value
                                                   ------            -----         ------         ----------
December 31, 2001
Bonds:
   United States Government and agencies          $   4,580       $     78        $    15         $   4,643
   State, municipal and other government              1,478             85             --             1,563
   Public utilities                                  13,061             75            159            12,977
   Industrial and miscellaneous                      42,482          1,673            811            43,344
   Mortgage and other asset-backed securities        31,051            416            228            31,239
                                                  ---------       --------        -------         ---------
Total bonds                                       $  92,652       $  2,327        $ 1,213         $  93,766
                                                  =========       ========        =======         =========

The carrying amount and fair value of bonds at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                                                                  Estimated
                                                                                 Carrying           Fair
                                                                                  Amount         Fair Value
                                                                                  ------         ----------
Due in one year or less                                                          $ 7,305         $   7,408
Due one through five years                                                        28,415            29,555
Due five through ten years                                                        15,628            16,649
Due after ten years                                                                5,972             5,434
                                                                                 -------         ---------
                                                                                  57,320            59,046
Mortgage and other asset-backed securities                                        21,169            21,676
                                                                                 -------         ---------
                                                                                 $78,489         $  80,722
                                                                                 =======         =========

A detail of net investment income is presented below:

                                                                           Year Ended December 31,
                                                                    2001            2000             1999
                                                                    ----            ----             ----
Interest on bonds                                                 $  7,050       $   8,540         $ 12,094
Dividends from common stock of affiliated entities                  18,495          26,453           18,555
Interest on mortgage loans                                           1,130             776              746
Rental income on investment properties                               6,903           6,034            5,794
Interest on policy loans                                            17,746          14,372            9,303
Other investment income                                                (51)              1              414
                                                                  --------       ---------         --------
Gross investment income                                             51,273          56,176           46,906
Investment expenses                                                 (6,849)         (8,309)          (7,317)
                                                                  --------       ---------         --------
Net investment income                                             $ 44,424       $  47,867         $ 39,589
                                                                  ========       =========         ========

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                           Year Ended December 31,
                                                       2001         2000          1999
                                                       ----         ----          ----
Proceeds                                             $  29,163    $ 45,079     $ 114,177
                                                     =========    ========     =========
Gross realized gains                                 $     637    $    117     $   1,762
Gross realized losses                                       --         480         1,709
                                                     ---------    --------     ---------
Net realized gains (losses)                          $     637    $   (363)    $      53
                                                     =========    ========     =========

At December 31, 2001, bonds with an aggregate carrying value of $4,094 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for benefit of such state regulatory authorities, as required by statute.

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                  Realized
                                                                  --------
                                                           Year Ended December 31,
                                                       2001         2000          1999
                                                       ----         ----          ----
Bonds                                                $     637    $   (363)    $      53
Other invested assets                                       --      (1,115)           18
                                                     ---------    --------     ---------
                                                           637      (1,478)           71
Tax benefit (expense)                                     (170)        346          (854)
Transfer to interest maintenance reserve                  (367)        276            67
                                                     ---------    --------     ---------
Net realized gains (losses)                          $     100    $   (856)    $    (716)
                                                     =========    ========     =========

                                                            Changes in Unrealized
                                                            ---------------------
                                                           Year Ended December 31,
                                                       2001         2000          1999
                                                       ----         ----          ----
Other invested assets                                $  (2,926)   $     --     $      --
Common stocks                                            1,559       2,002         1,426
Mortgage loans on real estate                               86        (431)           (5)
                                                     ---------    --------     ---------
Change in unrealized                                 $  (1,281)   $  1,571     $   1,421
                                                     =========    ========     =========

Gross unrealized gains (losses) on common stocks were as follows:

                                                                     Unrealized
                                                                     ----------
                                                                     December 31
                                                                 2001          2000
                                                                 ------------------
Unrealized gains                                               $  5,930      $ 4,040
Unrealized losses                                                  (400)         (69)
                                                                -------      -------
Net unrealized gains                                           $  5,530      $ 3,971
                                                               ========      =======

During 2001, the Company did not issue any mortgage loans. During 2000, the Company issued one mortgage loan with a lending rate of 7.97%. The percentage of the loan to the value of the security at the time of origination was 69%. The Company requires all mortgages to carry fire insurance equal to the value of the underlying property.

During 2001, 2000, and 1999, no mortgage loans were foreclosed and transferred to real estate. During 2001 and 2000, the Company held a mortgage loan loss reserve in the asset valuation reserve of $135 and $-0-, respectively.

5.   Reinsurance

The Company reinsures portions of certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance ceded amounts for the year ended December 31:

                                               Year Ended December 31,
                                         2001           2000            1999
                                         ----           ----            ----
Direct premiums                       $1,369,720     $ 2,385,134    $ 1,748,265
Reinsurance ceded                        (91,205)        (88,767)       (59,011)
                                      ----------     -----------    -----------
Net premiums earned                   $1,278,515     $ 2,296,367    $ 1,689,254
                                      ==========     ===========    ===========

The Company received reinsurance recoveries in the amount of $12,337, $8,856, and $4,916 during 2001, 2000, and 1999, respectively. At December 31, 2001 and 2000, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $6,065 and $2,337, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2001 and 2000 of $63,758 and $5,128, respectively.

During 2001, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd., an affiliate of the Company. Under the terms of this transaction, the Company ceded the obligation for future guaranteed minimum death benefits included in certain of its variable annuity contracts. The difference between the initial premiums ceded of $37,176 and the reserve credit taken of $55,408 was credited directly to unassigned surplus on a net of tax basis. The Company holds collateral in the form of letters of credit of $70,000.

6.   Income Taxes

The Company's net deferred tax asset is comprised of the following components:

                                                         December 31,      January 1,
                                                             2001             2001
                                                             ----             ----
Gross deferred income tax assets                         $  162,669      $  82,191
Gross deferred income tax liabilities                        95,916          3,705
Deferred income tax assets nonadmitted                       58,309         65,790
                                                         ----------      ---------
Net admitted deferred income tax asset                   $    8,444      $  12,696
                                                         ==========      =========

Prior to 1984, as provided for under the Life insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the "policyholders' surplus account" (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA ($293 at December 31, 2001). To the extent that dividends are paid from the amount accumulated in the PSA, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the PSA account become taxable, the tax thereon computed at the current rates would amount to approximately $103.

The main components of deferred tax amounts, as well as the net change for the year ended December 31, 2001, are as follow:

                                                                               December 31,     January 1,        Net
                                                                                   2001           2000           Change
                                                                                   ----           ----           ------
Deferred income tax assets:
    (S)807(f) adjustment                                                      $   1,977       $   2,360      $    (383)
    Pension expenses                                                              2,422           1,850            572
    Tax basis deferred acquisition costs                                         76,692          69,122          7,570
    Reserves                                                                     74,569           2,316         72,253
    Other                                                                         7,009           6,543            466
                                                                              ---------       ---------      ---------
Total deferred income tax assets                                              $ 162,669       $  82,191      $  80,478
                                                                              =========       =========      =========
Deferred income tax assets--nonadmitted                                       $  58,309       $  65,790      $  (7,481)
Deferred income tax liabilities:
    (S)807(f) adjustment--liabilities                                            91,560             427         91,133
    Other                                                                         4,356           3,278          1,078
                                                                              ---------       ---------      ---------
Total deferred income tax liabilities                                         $  95,916       $   3,705      $  92,211
                                                                              =========       =========      =========

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains/losses on investments for the following reasons:

                                                                                                December 31
                                                                                     2001          2000            1999
                                                                                     ----          ----            ----
Income tax expense (benefit) computed at the federal statutory rate (35%)        $ (19,606)     $  (19,988)     $  17,231
Deferred acquisition costs--tax basis                                                7,570          14,725         11,344
Amortization of IMR                                                                   (504)           (580)          (613)
Depreciation                                                                            (6)           (426)          (727)
Dividends received deduction                                                        (8,705)        (12,805)       (10,784)
Low income housing credits                                                          (1,944)             --             --
Prior year under (over) accrual                                                      3,340             560         (3,167)
Reinsurance transactions                                                             4,148              --             --
Reserves                                                                            19,541             123         (2,272)
Other                                                                                 (334)            921            804
                                                                                 ---------      ----------      ---------
Federal income tax expense (benefit)                                             $   3,500      $  (17,470)     $  11,816
                                                                                 =========      ==========      =========

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its parent and other affiliated companies. Under the terms of a tax sharing agreement between the Company and it affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined in the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

In 2000, the Company received $30 in interest from the Internal Revenue Service related to the 1993 tax year. In 1999, the Company received $1,000 from its former parent, an unaffiliated company, for reimbursement of prior period tax payments made by the Company but owed by the former parent. Tax settlements for 2000 and 1999 were credited directly to unassigned surplus.

The Company's federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 1995. An examination is underway for 1996 and 1997.

7.   Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's products, primarily separate accounts that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics are summarized as follows:

                                                                                       December 31
                                                                            2001                         2000
                                                                            ----                         ----
                                                                                  Percent         2000          Percent
                                                                    Amount       of Total        Amount         of Total
                                                                    ------       --------        ------         --------
Subject to discretionary withdrawal with market
    value adjustment                                           $     11,429           0%       $     11,999         0%
Subject to discretionary withdrawal at book value
    less surrender charge                                           102,240           2              72,456         1
Subject to discretionary withdrawal at market value               5,641,756          93           7,305,182        96
Subject to discretionary withdrawal at book value (minimal
    or no charges or adjustments)                                   294,012           5             210,648         3
Not subject to discretionary withdrawal                              14,654           0              15,753         0
                                                                  6,064,091         100%          7,616,038       100%
                                                                                    ===                           ===
Less reinsurance ceded                                               60,224                           2,145
                                                               ------------                    ------------
Total policy reserves on annuities and deposit fund
    liabilities                                                $  6,003,867                    $  7,613,893
                                                               ============                    ============

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                                      Year Ended December 31
                                                                               2001             2000            1999
                                                                               ----             ----            ----
Transfers as reported in the summary of operations of the
    separate accounts statement:
Transfers to separate accounts                                             $  1,208,884     $  2,336,299    $ 1,675,642
Transfers from separate accounts                                              1,107,157        1,268,865      1,056,207
                                                                           ------------     ------------    -----------
Net transfers to separate accounts                                              101,727        1,067,434        619,435
Change in valuation adjustment                                                   98,321               --             --
Other                                                                            16,749              779          6,163
                                                                           ------------     ------------    -----------
Transfers as reported in the summary of operations of the life,
    accident and health annual statement                                   $    216,797     $  1,068,213    $   625,598
                                                                           ============     ============    ===========

At December 31, 2001, the Company had variable annuities with guaranteed living benefits as follows:

                                                                           Subjected        Amount of
Benefit and Type of Risk                                                  Account Value    Reserve Held
------------------------                                                  -------------    ------------
Guaranteed Minimum Income Benefit                                       $     75,101       $        19

Reserves on the Company's traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2001 and 2000, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

                                                      Gross                Loading             Net
                                                      -----                -------             ---
December 31, 2001
Ordinary direct renewal business                   $    1,439             $    407         $   1,032
Ordinary new business                                     200                   (5)              205
                                                    ---------             --------         ---------
                                                   $    1,639             $    402         $   1,237
                                                   ==========             ========         =========
December 31, 2000
Ordinary direct renewal business                   $      991             $    220         $     771
Ordinary new business                                     133                   (4)              137
                                                    ---------             --------         ---------
                                                   $    1,124             $    216         $     908
                                                   ==========             ========         =========

8.   Conversion of Valuation System

During 2001, the Company converted to a new reserve valuation system for universal life and variable universal life policies. The new valuation system, which provides for more precise calculations, caused general account reserves to decrease by $11,609 and separate account reserves to decrease by $98,321. These amounts were credited directly to unassigned surplus. The decrease in separate account reserves is included in the change in surplus in separate accounts in the 2001 Statement of Changes in Capital and Surplus.

9.   Dividend Restrictions

The Company is subject to limitations, imposed by the State of Ohio, on the payment of dividends to its parent company. Generally, dividends during any twelve month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2002, without the prior approval of insurance regulatory authorities, is $24,523.

10.  Capital and Surplus

During 1999, the Company's Board of Director's approved an amendment to the Company's Articles of Incorporation which increased the number of authorized capital shares to 3,000,000. The Board of Directors also authorized a stock dividend in the amount of $1,000, which was transferred from unassigned surplus. This amendment and stock dividend were in response to a change in California law which requires all life insurance companies that do business in the state to have capital stock of at least $2,500.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to it. At December 2001, the Company meets the RBC requirements.

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

During 2001, the Company sold $17,515 of agent balances without recourse to Money Services, Inc., an affiliated company. The Company did not realize a gain or loss as a result of the sale.

12.  Retirement and Compensation Plans

The Company's employees participate in a qualified benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the Statement of Financial Accounting Standards No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $1,634, $1,224, and $1,105 for the years ended December 31,

2001, 2000, and 1999, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $1,100, $930, and $816 for the years ended December 31, 2001, 2000, and 1999, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2001, 2000, and 1999 was negligible. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued for or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $233, $108, and $81 for the years ended December 31, 2001, 2000, and 1999, respectively.

13.  Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2001, 2000, and 1999, the Company paid $16,904, $19,248, and $16,905, respectively, for such services, which approximates their costs to the affiliates. The Company provides office space, marketing and administrative services to certain affiliates. During 2001, 2000, and 1999, the Company received $6,752, $4,665, and $3,755, respectively, for such services, which approximates their cost.

Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. During 2001, 2000, and 1999, the Company paid net interest of $945, $2,262, and $1,997, respectively, to affiliates.

The Company received capital contributions of $30,000 from its parent in 2001.

At December 31, 2000, the Company had short-term note payables to an affiliate of $71,400. Interest on these notes approximated the thirty-day commercial paper rate at the time of issuance.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2001 and 2000, the cash surrender value of these policies was $52,254 and $49,787, respectively.

14.  Commitments and Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $3,425 and $3,438 and an offsetting premium tax benefit of $764 and $777 at December 31, 2001 and 2000, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (credit) was $13, $(9), and $(20) for the years ended December 31, 2001, 2000, and 1999, respectively.

                   Western Reserve Life Assurance Co. of Ohio

                       Summary of Investments--Other Than
                         Investments in Related Parties
                             (Dollars in Thousands)

                                December 31, 2001

Schedule I

                                                                                                           Amount at
                                                                                                             Which
                                                                                            Fair         Shown in the
Type of Investment                                                        Cost(1)           Value        Balance Sheet
------------------                                                        -------           -----        -------------
Fixed maturities
Bonds:
    United States Government and government agencies
      and authorities                                                  $     4,681       $   4,868        $    4,681
    States, municipalities, and political subdivisions                       3,380           3,620             3,380
    Public utilities                                                        12,048          12,354            12,048
    All other corporate bonds                                               58,380          59,880            58,380
                                                                        ----------       ---------        ----------
Total fixed maturities                                                      78,489          80,722            78,489
Equity securities
Common stocks (unaffiliated):
    Industrial, miscellaneous, and all other                                   302             472               472
                                                                       -----------       ---------        ----------

Total equity securities                                                        302             472               472
Mortgage loans on real estate                                               13,821                            13,821
Real estate                                                                 43,520                            43,520
Policy loans                                                               285,178                           285,178
Cash and short-term investments                                            141,080                           141,080
Other invested assets                                                       19,558                            19,558
                                                                       -----------                        ----------

Total investments                                                      $   581,948                        $  582,118
                                                                       ===========                        ==========

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.

                   Western Reserve Life Assurance Co. of Ohio

                       Supplementary Insurance Information
                             (Dollars in Thousands)

Schedule III

                                                                                               Benefits,
                                                                                                Claims,
                                  Future Policy    Policy and                       Net       Losses and        Other
                                  Benefits and     Contract         Premium     Investment    Settlement      Operating
                                    Expenses      Liabilities       Revenue       Income*      Expenses       Expenses*
                                    --------      -----------       -------       -------      --------       ---------
Year ended
     December 31, 2001
Individual life                    $  386,965      $  14,219     $    652,626    $ 14,014     $   167,912    $  216,211
Group life                             12,222            135              772         731           1,226           535
Annuity                               336,587              4          625,117      29,679         802,630        89,355
                                   ----------      ---------     ------------    --------     -----------    ----------
                                   $  735,774      $  14,358     $  1,278,515    $ 44,424     $   971,768    $  306,101
                                   ==========      =========     ============    ========     ===========    ==========

Year ended
     December 31, 2000
Individual life                    $  389,458      $  13,349     $    741,090    $ 13,430     $   267,540    $  310,243
Group life                             11,237            100              847         936           1,413           580
Annuity                               259,199             25        1,554,430      33,501         814,734       149,541
                                   ----------      ---------     ------------    --------     -----------    ----------
                                   $  659,894      $  13,474     $  2,296,367    $ 47,867     $ 1,083,687    $  460,364
                                   ==========      =========     ============    ========     ===========    ==========

Year ended
     December 31, 1999
Individual life                    $  291,106      $   9,152     $    583,656    $ 10,754     $   178,237    $  261,284
Group life                             11,032            100            1,073         706           1,437           599
Annuity                               268,864             17        1,104,525      28,129         651,520       116,006
                                   ----------      ---------     ------------    --------     -----------    ----------
                                   $  571,002      $   9,269     $  1,689,254    $ 39,589     $   831,194    $  377,889
                                   ==========      =========     ============    ========     ===========    ==========

* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                   Western Reserve Life Assurance Co. of Ohio

                                   Reinsurance
                             (Dollars in Thousands)

Schedule IV

                                                                            Assumed                     Percentage of
                                                           Ceded to           From                          Amount
                                           Gross            Other            Other             Net         Assumed
                                          Amount          Companies        Companies         Amount         to Net
                                          ------          ---------        ---------         ------         ------
Year ended
     December 31, 2001
Life insurance in force                $ 78,786,575     $  17,837,374        $  --        $  60,949,201        0.0%
                                       ============     =============        =====        =============       ====

Premiums:
     Individual life                   $    684,987     $      32,361        $  --        $     652,626        0.0%
     Group life                               1,030               258           --                  772        0.0
     Annuity                                683,703            58,586           --              625,117        0.0
                                       ------------     -------------        -----        -------------       ----
                                       $  1,369,720     $      91,205        $  --        $   1,278,515        0.0%
                                       ============     =============        =====        =============       ====
Year ended
     December 31, 2000
Life insurance in force                $ 76,903,969     $  14,753,778        $  --        $  62,150,191        0.0%
                                       ============     =============        =====        =============       ====

Premiums:
     Individual life                   $    774,550     $      33,460        $  --        $     741,090        0.0%
     Group life                               1,100               253           --                  847        0.0
     Annuity                              1,609,484            55,054           --            1,554,430        0.0
                                       ------------     -------------        -----        -------------       ----
                                       $  2,385,134     $      88,767        $  --        $   2,296,367        0.0%
                                       ============     =============        =====        =============       ====
Year ended
     December 31, 1999
Life insurance in force                $ 63,040,741     $  11,297,250        $  --        $  51,743,491        0.0%
                                       ============     =============        =====        =============       ====

Premiums:
     Individual life                   $    604,628     $      20,972        $  --        $     583,656        0.0%
     Group life                               1,383               310           --                1,073        0.0
     Annuity                              1,142,254            37,729           --            1,104,525        0.0
                                       ------------     -------------        -----        -------------       ----
                                       $  1,748,265     $      59,011        $  --        $   1,689,254        0.0%
                                       ============     =============        =====        =============       ====

                           PART C - OTHER INFORMATION

Item 27.       Exhibits

               (a) Resolution of the Board of Directors of Western Reserve establishing the separate account (1)
               (b)  Not Applicable
               (c)  Distribution of Policies
                    (i)   Master Service and Distribution Compliance Agreement
                          (2)
                    (ii) Amendment to Master Service and Distribution Compliance Agreement (3)
                    (iii) Form of Broker/Dealer Supervisory and Service
                          Agreement (3)
                    (iv)  Principal Underwriting Agreement (3)
                    (v)   First Amendment to Principal Underwriting Agreement
                          (3)
               (d)  Specimen Flexible Premium Variable Life Insurance Policy
               (e) Application for Flexible Premium Variable Life Insurance Policy (4)
               (f)  Depositor's Certification of Incorporation and By-Laws
                    (i) Second Amended Articles of Incorporation of Western Reserve (2)
                    (ii) Certificate of First Amendment to the Second Amended Articles of Incorporation of Western Reserve (5)
                    (iii) Amended Code of Regulations (By-Laws) of Western
                          Reserve (1)
               (g)  Not Applicable
               (h)  Not Applicable
               (i)  Not Applicable
               (j)  Not Applicable
               (k) Opinion and Consent of Thomas E. Pierpan, Esq. as to Legality of Securities Being Registered (6)
               (l) Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered (6)
               (m)  Not Applicable
               (n)  Other Opinions:
                    (i)   Written Consent of Sutherland Asbill & Brennan LLP (6)
                    (ii)  Written Consent of Ernst & Young LLP (6)
               (o)  Not Applicable
               (p)  Not Applicable
               (q) Memorandum describing issuance, transfer and redemption procedures (6)
               (r)  Powers of Attorney
-------------------------------------
(1) This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 21, 1998 (File No. 33-31140) and is incorporated herein by reference.
(2) This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.
(3) This exhibit was previously filed on Post-Effective Amendment No. 4 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.
(4) This exhibit was previously filed on the Initial Registration Statement to Form S-6 dated April 5, 2001 (File No. 333-58322) and is incorporated herein by reference.
(5) This exhibit was previously filed on Post-Effective Amendment No. 5 to Form S-6 Registration Statement dated April 19, 2000 (File No. 333-23359) and is incorporated herein by reference.
(6)  To be filed by amendment.

Item 28. Directors and Officers of the Depositor

             Name                      Principal Business Address           Position and Offices with Depositor
             ----                      --------------------------           -----------------------------------
       Michael W. Kirby                           (1)                      Director, Chairman of the Board and
                                                                           Chief Executive Officer
        Jerome C. Vahl                            (1)                      Director and President
       Brenda K. Clancy                           (1)                      Director and Vice President
         Paul Reaburn                             (1)                      Director and Vice President
        Kevin Bachmann                            (2)                      Director and Vice President
        Alan M. Yaeger                            (2)                      Executive Vice President, Actuary and
                                                                           Chief Financial Officer
       William H. Geiger                          (2)                      Senior Vice President, Corporate Counsel
                                                                           and Group Vice President - Compliance
                                                                           and Secretary
       Allan J. Hamilton                          (2)                      Vice President, Treasurer and Controller

--------------------------------
(1)  4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001
(2)  570 Carillon Parkway, St. Petersburg, Florida 33716

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

VERENIGING AEGON - Netherlands Membership Association
AEGON N.V. (Netherlands) (32.47%)
  AEGON Nederland N.V. (Netherlands) (100%)
  AEGON Nevak Holding B.V. (Netherlands) (100%)
  AEGON Derivatives N.V. (Netherlands) (100%)
  Transamerica Corporation and subsidiaries (DE) (100%)
  AEGON DMS Holding B.V. (Netherlands) (100%)
    Canadian Premier Holdings Ltd (Canada) (100%)
        Canadian Premier Life Insurance Company (Canada) (100%)
        Legacy General Insurance Company (Canada) (100%)
    Cornerstone International Holdings Ltd (UK) (100%)
        Cornerstone International Marketing Ltd (UK) (100%)
        Stonebridge International Insurance Ltd (UK) (100%)
    Transamerica Direct Marketing Korea Ltd (Korea) (100%)
    Transamerica Direct Marketing Japan K.K. (Japan) (100%)
    Transamerica Direct Marketing Asia Pacific Pty Ltd (Australia) (100%)
        Transamerica Insurance Marketing Asis Pacific Pty Ltd (Australia) (100%) Transamerica Direct Marketing Australia Pty Ltd (Australia) (100%)
  AEGON INTERNATIONAL N.V. (Netherlands) (100%)
    The AEGON Trust - voting trust - (Advisory Board: - Donald J. Shepard,
       Joseph B. M. Streppel, Dennis Hersch) (DE) (100%)
       AEGON U.S. Holding Corporation (DE) (100%)
         CORPA Reinsurance Company (NY) (100%)
         AEGON Management Company (IN) (100%)
         Short Hills Management Company (NJ) (100%)
         AEGON U.S. Corporation (IA) (76.05%)
           Commonwealth General Corporation and subsidiaries (DE) (100%)
           AEGON USA, Inc. (IA) (100%)
             RCC North America LLC (DE)(100%)
             Transamerica Holding Company, L.L.C. (DE) (100%)
                Veterans Life Insurance Company (IL) (100%)
                     Peoples Benefit Services, Inc. (PA) (100%)
                     Veterans Life Insurance Agency, Inc. (MD) (100%)
                Transamerica Life Insurance Company (IA) (100%)
                     Professional Life & Annuity Insurance Company (AZ) (100%) AEGON Financial Services Group, Inc. (MN) (100%)
                       AEGON Assignment Corporation of Kentucky (KY) (100%)

          AEGON Assignment Corporation (IL) (100%)
          Transamerica Financial Institutions, Inc. (MN) (100%)
    AEGON Funding Corp. (DE) (100%)
    AEGON USA Investment Management LLC (IA) (100%)
    First AUSA Life Insurance Company - insurance holding co.  (MD) (100%)
      AUSA Life Insurance Company, Inc. - insurance (NY)(100%)
      United Financial Services, Inc. (MD) (100%)
      Monumental General Casualty Company (MD) (100%)
      Bankers Financial Life Insurance Company (AZ) (100%)
      The Whitestone Corporation (MD) (100%)
      Cadet Holding Corp. (IA) (100%)
      Monumental General Life Insurance Co. of Puerto Rico (PR) (51%)
      Iowa Fidelity Life Insurance Company (AZ) (100%)
      Southwest Equity Life Insurance Company (AZ) (100%)
      Life Investors Insurance Company of America - insurance (IA) (100%)
          Life Investors Alliance LLC (DE) (100%)
      Western Reserve Life Assurance Co. of Ohio - insurance (OH) (100%)
          WRL Insurance Agency, Inc. (CA) (100%)
              WRL Insurance Agency of Alabama, Inc. (AL) (100%)
              WRL Insurance Agency of Massachusetts, Inc. (MA) (100%)
              WRL Insurance Agency of Nevada, Inc. (NV) (100%
              WRL Insurance Agency of Wyoming, Inc. (WY) (100%)
              WRL Insurance Agency of Texas (TX) (100%)
          AEGON Equity Group, Inc. (FL) (100%)
          AEGON/Transamerica Fund Services, Inc. - transfer agent (FL) (100%)
          AEGON/Transamerica Fund Advisers, Inc. - investment adviser (FL) (77%)
          World Financial Group Insurance Agency, Inc. (CA) (100%)
              World Financial Group Insurance Agency of Alabama, Inc. (AL) (100%)
              World Financial Group Insurance Agency of Hawaii, Inc. (HI) (100%)
              World Financial Group Insurance Agency of Massachusetts, Inc. (MA) (100%)
              World Financial Group Insurance Agency of Puerto Rico, Inc. (PR) (100%)
              World Financial Group Insurance Agency of New Mexico (NM) (100%)
              World Financial Group Insurance Agency of Wyoming, Inc. (WY) (100%)
              WFG Property & Casualty Insurance Agency, Inc. (GA) (100%)
                WFG Property & Casualty Insurance Agency of Alabama, Inc. (AL) (100%)
                WFG Property & Casualty Insurance Agency of California, Inc. (CA) (100%)
                WFG Property & Casualty Insurance Agency of Mississippi, Inc. (MS)
                (100%)
                WFG Property & Casualty Insurance Agency of Nevada, Inc. (NV) (100%)
                WFG Property & Casualty Insurance Agency of Wyoming, Inc. (WY) (100%)
                WFG Property & Casualty Insurance Agency of Texas, Inc. (TX) (100%)
    AUSA Holding Company - holding company (MD) (100%)
       AEGON USA Investment Management, Inc. - investment adviser (IA) (100%)
       AEGON USA Securities, Inc. - broker-dealer (IA) (100%)
       Transamerica Capital, Inc. (CA) (100%)
       Universal Benefits Corporation - third party administrator (IA) (100%)
       Investors Warranty of America, Inc. - provider of automobile extended maintenance contracts (IA) (100%)
       Massachusetts Fidelity Trust Company - trust company (IA) (100%)
       Roundit, Inc. (MD) (50%) Long, Miller & Associates LLC (CA) (33-1/3%)
       Diversified Investment Advisors, Inc. - investment adviser (DE) (100%)
          Diversified Investors Securities Corp. - broker-dealer  (DE) (100%)
          George Beram & Company, Inc. (MA) (100%)
       Creditor Resources, Inc. - credit insurance  (MI) (100%)
          Premier Solutions Group, Inc. (MD) (100%)
          CRC Creditor Resources Canadian Dealer Network Inc. - insurance agency (Canada) 100%)
       Money Services, Inc. - financial counseling for employees and agents of affiliated companies (DE) (100%)
          ORBA Insurance Services, Inc. (CA) (40.15%)
          ADB Corporation LLC (DE) (100%)

                          AEGON USA Travel and Conference Services LLC - travel services (IA) (100%) Great Companies, L.L.C.
                          (IA) (30%)

                      Zahorik Company, Inc. - broker-dealer  (CA) (100%)
                        ZCI, Inc. (AL) (100%)
                        Zahorik Texas, Inc. (TX) (100%)
                      Monumental General Insurance Group, Inc. - holding company
                              (MD) (100%)
                        Monumental General Mass Marketing, Inc. - marketing (MD)
                              (100%)
                        Trip Mate Insurance Agency, Inc. (KS) (100%)
                        Monumental General Administrators, Inc. (MD) (100%)
                              National Association Management and Consultant Services, Inc. (MD) (100%)
                      AEGON Asset Management Services, Inc. (DE) (100%)
                        World Group Securities, Inc. (DE) (100%)
                        World Financial Group, Inc. (DE) (100%)
                      InterSecurities, Inc. - broker-dealer  (DE) (100%)
                        World Financial Group Insurance Agency of Ohio, Inc.
                              (OH) (100%)
                      AEGON/Transamerica Fund Advisers, Inc. - investment
                              adviser (FL) (23%)
                      AEGON USA Realty Advisors Inc. - real estate investment
                              services  (IA) (100%)
                        RCC Properties Limited Partnership (IA) (100%)
                        QSC Holding, Inc. (DE) (100%)
                        Realty Information Systems, Inc. - information systems
                             for real estate investment management  (IA) (100%)
                        AEGON USA Real Estate Services, Inc. (DE) (100%)
                        Real Estate Alternatives Portfolio 1 LLC (DE) (100%)

Item 30.  Indemnification

          Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          Ohio General Corporation Law

     Section 1701.13 Authority of corporation.

     (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

          (a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

          (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

     (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

     (4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1) and (2) of this section. Such determination shall be made as follows:

          (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

          (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

          (c) By the shareholders;

          (d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

     Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

     (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and
(2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

            (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

            (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

          (b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

     (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

     (8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or
(7).

     (9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

           Second Amended Articles of Incorporation of Western Reserve

                                 ARTICLE EIGHTH

     EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

        (2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

        (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

        (4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or
(b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

        (5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

        (6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

        (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        (8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

        (9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

                 Amended Code of Regulations of Western Reserve

                                    ARTICLE V

                    Indemnification of Directors and Officers

        Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

                              Rule 484 Undertaking

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Western Reserve pursuant to the foregoing provisions or otherwise, Western Reserve has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Western Reserve of expenses incurred or paid by a director, officer or controlling person of Western Reserve in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Western Reserve will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.    Principal Underwriter

            (a) AFSG Securities Corporation ("AFSG") is the principal underwriter for the Policies. AFSG currently serves as principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA J, Separate Account VA L, Separate Account VL A and Legacy Builder Variable Life Separate Account, Separate Account K, Separate Account H,

                         Separate Account G, and TA PPVUL 1 Separate Account of Transamerica Life Insurance Company; the Separate Account VA BNY, Separate Account C, AUSA Series Life Account, AUSA Series Annuity Account and AUSA Series Annuity Account B of AUSA Life Insurance Company, Inc.; the Separate Account I, Separate Account II, AES Private Placement VA Separate Account, and Separate Account V of Peoples Benefit Life Insurance Company; the WRL Series Life Account, WRL Series Annuity Account, and WRL Series Annuity Account B of Western Reserve Life Assurance Co. of Ohio; Separate Account VA-2L, Transamerica Occidental Life Separate Account VUL-3, Transamerica Occidental Life Separate Account VUL-4, Transamerica Occidental Life Separate Account VUL-5, and Transamerica Occidental Life Separate Account VUL-6 of Transamerica Occidental Life Insurance Company; Separate Account VA-2LNY of Transamerica Life Insurance Company of New York; and Separate Account VA-8 of Transamerica Life Insurance and Annuity Company.

                  (b)    Directors and Officers of AFSG

                                      Principal
                                      ---------
    Name                              Business Address       Position and Offices with Underwriter
    ----                              ----------------       -------------------------------------
    Larry N. Norman                   (1)                    Director and President

    Anne M. Spaes                     (1)                    Director and Vice President

    Lisa A. Wachendorf                (1)                    Director, Vice President and Chief Compliance
                                                             Officer

    John K. Carter                    (2)                    Vice President

    William G. Cummings               (2)                    Vice President, Treasurer and Controller

    Thomas R. Moriarty                (2)                    Vice President

    Christopher G. Roetzer            (2)                    Vice President

    Michael V. Williams               (2)                    Vice President

    Frank A. Camp                     (1)                    Secretary

    Priscilla I. Hechler              (2)                    Assistant Vice President and Assistant Secretary

    Linda Gilmer                      (1)                    Assistant Treasurer

    Darin D. Smith                    (1)                    Vice President and Assistant Secretary

    Teresa L. Stolba                  (1)                    Assistant Compliance Officer

    Emily M. Bates                    (3)                    Assistant Treasurer

    Clifton W. Flenniken, III         (4)                    Assistant Treasurer

-------------
(1) 4333 Edgewood Road, N.E., Cedar Rapids, IA  52499-0001
(2) 570 Carillon Parkway, St. Petersburg, FL  33716-1202
(3) 400 West Market Street, Louisville, Kentucky 40202
(4) 1111 North Charles Street, Baltimore, Maryland 21201

               (c)    Compensation to Principal Underwriter from Registrant

------------------------------------------------------------------------------------------------------------------
                                     Net Underwriting
 Name of Principal                    Discounts and        Compensation on         Brokerage
    Underwriter                        Commissions           Redemption           Commissions      Commissions
------------------------------------------------------------------------------------------------------------------
AFSG Securities Corporation                0                    0              $ 56,595,212 (1)         0
                                    ------------------------------------------------------------------------------
                                           0                    0              $113,821,344 (2)         0
------------------------------------------------------------------------------------------------------------------

(1)      fiscal year 2001
(2)      fiscal year 2000

Item 32.       Location of Accounts and Records

               All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve, 570 Carillon Parkway, St. Petersburg, Florida 33716.

Item 33.       Management Services

               Not Applicable

Item 34.       Undertakings

               Western Reserve hereby represents that the fees and charges deducted under the WRL Freedom Elite Advisor Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

               Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable life policies may be accepted.

               Registrant furthermore agrees to include either as part of any application to purchase a Policy offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

               Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-6 promptly upon written or oral request.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg, State of Florida, on this 30th day of October, 2002.

                                           WRL SERIES LIFE ACCOUNT
                                           (Registrant)

                                           By:  /s/ Michael W. Kirby */
                                               ---------------------------------
                                               Michael W. Kirby, Chairman of the
                                               Board and Chief Executive Officer
                                               of Western Reserve Life Assurance
                                               Co. of Ohio

                                           WESTERN RESERVE LIFE ASSURANCE
                                           CO. OF OHIO
                                           (Depositor)


                                           By:  /s/ Michael W. Kirby */
                                               ---------------------------------
                                               Michael W. Kirby, Chairman of the
                                               Board and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                     Title                             Date

/s/ Michael W. Kirby          Chairman of the Board             October 30, 2002
---------------------
Michael W. Kirby */           and Chief Executive Officer
                 -

/s/ Jerome C. Vahl            Director and President            October 30, 2002
------------------
Jerome C. Vahl */
               -

 /s/ Brenda K. Clancy         Director and Vice President       October 30, 2002
---------------------
Brenda K. Clancy */
                 -

/s/ Paul Reaburn              Director and Vice President       October 30, 2002
------------------
Paul Reaburn */
             -

/s/ Kevin Bachmann            Director and Vice President       October 30, 2002
------------------
Kevin Bachmann

/s/ Allan J. Hamilton         Vice President, Treasurer         October 30, 2002
---------------------
Allan J. Hamilton             and Controller

/s/ Alan M. Yaeger            Executive Vice President,         October 30, 2002
---------------------
Alan M. Yaeger                Actuary and Chief Financial
                              Officer

*/  /s/ Priscilla I. Hechler
-  -------------------------
   Signed by Priscilla I. Hechler
   As Attorney in Fact

                                  Exhibit Index

Exhibit             Description
No.                 of Exhibit
---                 ----------

27(d)     Specimen Flexible Premium Variable Life Insurance Policy

27(r)     Powers of Attorney